**UNITED STATES**
**Securities and Exchange Commission**
**Washington, D.C. 20549**

## FORM SE

### FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
### BY EDGAR ELECTRONIC FILERS

Republic of Colombia
_____
Exact name of registrant as specified in charter

0000917142
_____
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended
December 31, 2017
_____
Electronic report, schedule or registration statement of which the
documents are a part (give period of report)

033-73840
_____
SEC file number, if available

S-_____
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-_____
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2017
_____
Report period (if applicable)

_____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

_____ Rule 201 (Temporary Hardship Exemption)

_____ Rule 202 (Continuing Hardship Exemption)

\_\_X\_\_ Rule 311 (Permitted Paper Exhibit)

## SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogotá, D.C., Colombia, on September 6, 2018.

REPUBLIC OF COLOMBIA

By: /s/ Alberto Carrasquilla Barrero
    Alberto Carrasquilla Barrera
    *Minister of Finance and Public Credit*

## EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Colombia's Annual Report on Form 18-K for the year ended December 31, 2017 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

# EXHIBIT INDEX

**Exhibit**

C. Copy of the Revenues, Budget and Appropriations Law for 2018 of the Republic of Colombia

**EXHIBIT C**

LEY No. 1873 **2 0 DIC 2017**

POR LA CUAL SE DECRETA EL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL Y LEY DE APROPIACIONES PARA LA VIGENCIA FISCAL DEL 1o. DE ENERO AL 31 DE DICIEMBRE DE 2018

EL CONGRESO DE COLOMBIA

DECRETA:

PRIMERA PARTE

CAPÍTULO I
PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL

ARTÍCULO 1o. Fíjense los cómputos del presupuesto de rentas y recursos de capital del Tesoro de la Nación para la vigencia fiscal del 1o. de enero al 31 de diciembre de 2018, en la suma de DOSCIENTOS TREINTA Y CINCO BILLONES QUINIENTOS CINCUENTA Y TRES MIL OCHOCIENTOS SEIS MILLONES SETECIENTOS VEINTINUEVE MIL OCHOCIENTOS SESENTA Y UN PESOS MONEDA LEGAL ($235,553,806,729,861), según el detalle del Presupuesto de Rentas y Recursos de Capital para el 2018, así:

### RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

| | | |
|---|---|---:|
| **I - INGRESOS DEL PRESUPUESTO NACIONAL** | | 221,546,291,981,147 |
| 1. | INGRESOS CORRIENTES DE LA NACION | 139,987,878,000,000 |
| 2. | RECURSOS DE CAPITAL DE LA NACION | 68,252,521,925,298 |
| 5. | RENTAS PARAFISCALES | 1,933,745,679,865 |
| 6. | FONDOS ESPECIALES | 11,372,146,375,984 |
| **II - INGRESOS DE LOS ESTABLECIMIENTOS PUBLICOS** | | 14,007,514,748,714 |
| 0209 AGENCIA PRESIDENCIAL DE COOPERACIÓN INTERNACIONAL DE COLOMBIA, APC - COLOMBIA | | |
| B-RECURSOS DE CAPITAL | | 159,979,000,000 |
| 0213 AGENCIA NACIONAL INMOBILIARIA VIRGILIO BARCO VARGAS | | |
| B-RECURSOS DE CAPITAL | | 1,254,000,000 |
| 0324 SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS | | |
| A-INGRESOS CORRIENTES | | 115,476,301,000 |
| 0402 FONDO ROTATORIO DEL DANE | | |
| A-INGRESOS CORRIENTES | | 8,482,239,420 |
| B-RECURSOS DE CAPITAL | | 621,000,000 |

## RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

**0403 INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 47,164,954,811 |
| B-RECURSOS DE CAPITAL | 618,000,000 |

**0503 ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 38,885,362,312 |
| B-RECURSOS DE CAPITAL | 265,741,611,185 |
| C-CONTRIBUCIONES PARAFISCALES | 142,935,320,000 |

**1102 FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 224,912,000,000 |
| B-RECURSOS DE CAPITAL | 6,148,000,000 |

**1104 UNIDAD ADMINISTRATIVA ESPECIAL MIGRACION COLOMBIA**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 31,267,000,000 |
| B-RECURSOS DE CAPITAL | 6,264,000,000 |

**1204 SUPERINTENDENCIA DE NOTARIADO Y REGISTRO**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 329,311,882,668 |
| B-RECURSOS DE CAPITAL | 506,391,319 |

**1208 INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 99,533,412,825 |
| B-RECURSOS DE CAPITAL | 362,073,655 |

**1309 SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 15,322,277,178 |
| B-RECURSOS DE CAPITAL | 11,128,800,037 |

**1310 UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 3,897,200,000 |
| B-RECURSOS DE CAPITAL | 2,251,500,000 |

**1313 SUPERINTENDENCIA FINANCIERA DE COLOMBIA**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 189,867,130,812 |
| B-RECURSOS DE CAPITAL | 29,447,703,698 |

**1503 CAJA DE RETIRO DE LAS FUERZAS MILITARES**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 238,598,249,000 |
| B-RECURSOS DE CAPITAL | 9,396,033,000 |

**1507 INSTITUTO CASAS FISCALES DEL EJERCITO**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 35,925,000,000 |
| B-RECURSOS DE CAPITAL | 3,149,000,000 |

**1508 DEFENSA CIVIL COLOMBIANA, GUILLERMO LEÓN VALENCIA**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 5,565,000,000 |
| B-RECURSOS DE CAPITAL | 340,000,000 |

**1510 CLUB MILITAR DE OFICIALES**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 45,539,927,122 |
| B-RECURSOS DE CAPITAL | 300,000,000 |

## RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

**1511 CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 229,974,932,000 |
| B-RECURSOS DE CAPITAL | 24,464,177,000 |

**1512 FONDO ROTATORIO DE LA POLICIA**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 237,998,000,000 |

**1516 SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 25,712,000,000 |

**1519 HOSPITAL MILITAR**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 355,800,772,000 |
| B-RECURSOS DE CAPITAL | 33,526,569,000 |

**1520 AGENCIA LOGISTICA DE LAS FUERZAS MILITARES**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 587,513,000,000 |

**1702 INSTITUTO COLOMBIANO AGROPECUARIO (ICA)**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 47,990,700,000 |
| B-RECURSOS DE CAPITAL | 13,026,000,000 |

**1715 AUTORIDAD NACIONAL DE ACUICULTURA Y PESCA - AUNAP**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 2,794,700,000 |

**1717 AGENCIA NACIONAL DE TIERRAS - ANT**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 2,100,000,000 |

**1718 AGENCIA DE DESARROLLO RURAL - ADR**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 1,499,000,000 |
| B-RECURSOS DE CAPITAL | 1,598,700,000 |

**1903 INSTITUTO NACIONAL DE SALUD (INS)**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 4,098,908,237 |
| B-RECURSOS DE CAPITAL | 1,049,237,763 |

**1910 SUPERINTENDENCIA NACIONAL DE SALUD**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 83,970,965,000 |
| B-RECURSOS DE CAPITAL | 50,000,000,000 |

**1912 INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 120,050,350,000 |
| B-RECURSOS DE CAPITAL | 57,131,000,000 |

**1913 FONDO DE PREVISION SOCIAL DEL CONGRESO**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 16,344,316,000 |
| B-RECURSOS DE CAPITAL | 81,171,680,000 |

**1914 FONDO PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 98,488,000,000 |
| B-RECURSOS DE CAPITAL | 16,669,000,000 |

**2103 SERVICIO GEOLÓGICO COLOMBIANO**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 7,159,000,000 |

**2109 UNIDAD DE PLANEACION MINERO ENERGETICA - UPME**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 31,317,483,000 |
| B-RECURSOS DE CAPITAL | 3,224,000,000 |

## RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

**2110 INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 9,921,576,000 |
| B-RECURSOS DE CAPITAL | 6,700,000,000 |

**2111 AGENCIA NACIONAL DE HIDROCARBUROS - ANH**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 187,060,400,000 |
| B-RECURSOS DE CAPITAL | 452,722,497,000 |

**2112 AGENCIA NACIONAL DE MINERÍA - ANM**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 37,374,609,000 |
| B-RECURSOS DE CAPITAL | 38,471,000,000 |

**2209 INSTITUTO NACIONAL PARA SORDOS (INSOR)**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 894,876,966 |
| B-RECURSOS DE CAPITAL | 199,546,839 |

**2210 INSTITUTO NACIONAL PARA CIEGOS (INCI)**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 537,470,000 |
| B-RECURSOS DE CAPITAL | 462,906,303 |

**2234 ESCUELA TECNOLOGICA INSTITUTO TECNICO CENTRAL**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 10,900,804,592 |
| B-RECURSOS DE CAPITAL | 150,000,000 |

**2238 INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 508,259,357 |
| B-RECURSOS DE CAPITAL | 120,900,000 |

**2239 INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 1,902,078,495 |

**2241 INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 7,374,813,999 |
| B-RECURSOS DE CAPITAL | 2,004,767,753 |

**2242 INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 2,121,718,784 |

**2306 FONDO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 900,000,000,000 |
| B-RECURSOS DE CAPITAL | 254,237,400,000 |

**2309 AGENCIA NACIONAL DEL ESPECTRO - ANE**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 25,191,267,111 |

**2310 AUTORIDAD NACIONAL DE TELEVISION ANTV**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 287,782,600,000 |

**2311 COMPUTADORES PARA EDUCAR CPE**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 53,925,000,000 |

**2402 INSTITUTO NACIONAL DE VIAS**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 418,242,024,300 |
| B-RECURSOS DE CAPITAL | 131,800,000,000 |

## RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

**2412 UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 1,005,381,192,156 |
| B-RECURSOS DE CAPITAL | 146,532,100,000 |

**2413 AGENCIA NACIONAL DE INFRAESTRUCTURA**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 247,773,703,966 |
| B-RECURSOS DE CAPITAL | 23,172,038,700 |

**2416 AGENCIA NACIONAL DE SEGURIDAD VIAL**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 106,211,034,435 |
| B-RECURSOS DE CAPITAL | 41,487,528,235 |

**2417 SUPERINTENDENCIA DE PUERTOS Y TRANSPORTE**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 41,541,991,963 |

**2602 FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 21,403,000,000 |
| B-RECURSOS DE CAPITAL | 420,000,000 |

**2802 FONDO ROTATORIO DE LA REGISTRADURIA**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 62,608,843,210 |
| B-RECURSOS DE CAPITAL | 22,849,789,943 |

**2803 FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL**

| | |
|---|---|
| B-RECURSOS DE CAPITAL | 13,917,755,000 |

**2902 INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 10,243,000,000 |
| B-RECURSOS DE CAPITAL | 625,110,000 |

**2904 FONDO ESPECIAL PARA LA ADMINISTRACION DE BIENES DE LA FISCALIA GENERAL DE LA NACION**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 21,024,000,000 |

**3202 INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES- IDEAM**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 4,199,000,000 |
| B-RECURSOS DE CAPITAL | 1,000,000,000 |

**3204 FONDO NACIONAL AMBIENTAL**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 64,800,918,354 |
| B-RECURSOS DE CAPITAL | 54,633,366,646 |

**3304 ARCHIVO GENERAL DE LA NACION**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 7,206,000,000 |
| B-RECURSOS DE CAPITAL | 1,181,017,336 |

**3305 INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 3,025,000,000 |
| B-RECURSOS DE CAPITAL | 1,166,093,334 |

**3307 INSTITUTO CARO Y CUERVO**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 1,111,000,000 |
| B-RECURSOS DE CAPITAL | 289,654,400 |

**3502 SUPERINTENDENCIA DE SOCIEDADES**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 134,267,000,000 |
| B-RECURSOS DE CAPITAL | 434,000,000 |

## RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

**3503 SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 110,726,169,269 |
| B-RECURSOS DE CAPITAL | 74,352,330,731 |

**3504 UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL CONTADORES**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 5,984,000,000 |
| B-RECURSOS DE CAPITAL | 6,000,000,000 |

**3505 INSTITUTO NACIONAL DE METROLOGÍA - INM**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 1,452,000,000 |
| B-RECURSOS DE CAPITAL | 672,722,755 |

**3602 SERVICIO NACIONAL DE APRENDIZAJE (SENA)**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 385,965,750,000 |
| B-RECURSOS DE CAPITAL | 199,289,000,000 |
| C-CONTRIBUCIONES PARAFISCALES | 1,015,000,000,000 |

**3708 UNIDAD NACIONAL DE PROTECCION - UNP**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 68,303,000,000 |

**3801 COMISION NACIONAL DEL SERVICIO CIVIL**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 68,248,212,205 |

**4104 UNIDAD DE ATENCIÓN Y REPARACIÓN INTEGRAL A LAS VICTIMAS**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 46,350,000,000 |

**4106 INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)**

| | |
|---|---|
| A-INGRESOS CORRIENTES | 8,404,200,000 |
| B-RECURSOS DE CAPITAL | 642,048,449,535 |
| C-CONTRIBUCIONES PARAFISCALES | 2,300,745,400,000 |

| | |
|---|---|
| **III - TOTAL INGRESOS** | **235,553,806,729,861** |

## SEGUNDA PARTE

**ARTÍCULO 2o. PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES.** Aprópiese para atender los gastos de funcionamiento, inversión y servicio de la deuda pública del Presupuesto General de la Nación durante la vigencia fiscal del 1o. de enero al 31 de diciembre de 2018 una suma por valor de: de DOSCIENTOS TREINTA Y CINCO BILLONES QUINIENTOS CINCUENTA Y TRES MIL OCHOCIENTOS SEIS MILLONES SETECIENTOS VEINTINUEVE MIL OCHOCIENTOS SESENTA Y UN PESOS MONEDA LEGAL ($235,553,806,729,861), según el detalle que se encuentra a continuación:

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|

**SECCION: 0101**

**CONGRESO DE LA REPUBLICA**

| | | | | | |
|---|---|---|---|---|---|
| A. PRESUPUESTO DE FUNCIONAMIENTO | | | 472,793,488,892 | | 472,793,488,892 |
| C. PRESUPUESTO DE INVERSION | | | 79,647,000,000 | | 79,647,000,000 |
| 0101 | | MEJORAMIENTO DE LA EFICIENCIA Y LA TRANSPARENCIA LEGISLATIVA | 3,047,000,000 | | 3,047,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 3,047,000,000 | | 3,047,000,000 |
| 0199 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR CONGRESO DE LA REPÚBLICA | 76,600,000,000 | | 76,600,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 76,600,000,000 | | 76,600,000,000 |
| TOTAL PRESUPUESTO SECCION | | | 552,440,488,892 | | 552,440,488,892 |

**SECCION: 0201**

**PRESIDENCIA DE LA REPUBLICA**

| | | | | | |
|---|---|---|---|---|---|
| A. PRESUPUESTO DE FUNCIONAMIENTO | | | 167,941,000,000 | | 167,941,000,000 |
| C. PRESUPUESTO DE INVERSION | | | 40,016,314,740 | | 40,016,314,740 |
| 0201 | | ARTICULACIÓN Y FORTALECIMIENTO DE LA RESPUESTA DEL ESTADO EN MATERIA DE DERECHOS HUMANOS DESDE EL SECTOR PRESIDENCIA | 1,098,578,136 | | 1,098,578,136 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 1,098,578,136 | | 1,098,578,136 |
| 0202 | | GESTIÓN DE ESPACIOS PARA FORTALECER EL DESARROLLO INTEGRAL DE LA PRIMERA INFANCIA DESDE EL SECTOR PRESIDENCIA | 11,802,442,000 | | 11,802,442,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 11,802,442,000 | | 11,802,442,000 |
| 0203 | | CONSOLIDACIÓN DE LA LUCHA CONTRA LA CORRUPCIÓN DESDE EL SECTOR PRESIDENCIA | 2,500,000,000 | | 2,500,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 2,500,000,000 | | 2,500,000,000 |
| 0204 | | GESTIÓN PARA IMPULSAR EL DESARROLLO INTEGRAL DE LOS Y LAS JÓVENES DESDE EL SECTOR PRESIDENCIA | 246,956,302 | | 246,956,302 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 246,956,302 | | 246,956,302 |
| 0205 | | FORTALECIMIENTO DE LAS CAPACIDADES INSTITUCIONALES EN TRANSVERSALIZACIÓN DEL ENFOQUE DE GÉNERO DENTRO DE LAS ENTIDADES DE LOS NIVELES NACIONAL Y TERRITORIAL DESDE EL SECTOR PRESIDENCIA | 385,445,170 | | 385,445,170 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 385,445,170 | | 385,445,170 |
| 0206 | | ACCIÓN INTEGRAL CONTRA MINAS ANTIPERSONAL COMO MECANISMO DE TRANSICIÓN HACIA LA PAZ TERRITORIAL DESDE EL SECTOR PRESIDENCIA | 1,869,213,651 | | 1,869,213,651 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 1,869,213,651 | | 1,869,213,651 |
| 0210 | | MECANISMOS DE TRANSICIÓN HACIA LA PAZ A NIVEL NACIONAL Y TERRITORIAL DESDE EL SECTOR PRESIDENCIA | 15,907,016,913 | | 15,907,016,913 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 15,907,016,913 | | 15,907,016,913 |

1

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| 0299 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR PRESIDENCIA | 6,206,662,568 | | 6,206,662,568 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 6,206,662,568 | | 6,206,662,568 |
| | | TOTAL PRESUPUESTO SECCION | 207,957,314,740 | | 207,957,314,740 |

SECCION: 0209

AGENCIA PRESIDENCIAL DE COOPERACIÓN INTERNACIONAL DE COLOMBIA, APC - COLOMBIA

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 27,988,000,000 | | 27,988,000,000 |
| | | C. PRESUPUESTO DE INVERSION | 5,263,241,492 | 159,979,000,000 | 165,242,241,492 |
| 0208 | | GESTIÓN DE LA COOPERACIÓN INTERNACIONAL DEL SECTOR PRESIDENCIA | 5,263,241,492 | 159,979,000,000 | 165,242,241,492 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 5,263,241,492 | 159,979,000,000 | 165,242,241,492 |
| | | TOTAL PRESUPUESTO SECCION | 33,251,241,492 | 159,979,000,000 | 193,230,241,492 |

SECCION: 0211

UNIDAD NACIONAL PARA LA GESTIÓN DEL RIESGO DE DESASTRES

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 99,229,000,000 | | 99,229,000,000 |
| | | C. PRESUPUESTO DE INVERSION | 896,432,618 | | 896,432,618 |
| 0207 | | PREVENCIÓN Y MITIGACIÓN DEL RIESGO DE DESASTRES DESDE EL SECTOR PRESIDENCIA | 896,432,618 | | 896,432,618 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 896,432,618 | | 896,432,618 |
| | | TOTAL PRESUPUESTO SECCION | 100,125,432,618 | | 100,125,432,618 |

SECCION: 0212

AGENCIA PARA LA REINCORPORACION Y LA NORMALIZACION - ARN

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 134,269,513,529 | | 134,269,513,529 |
| | | C. PRESUPUESTO DE INVERSION | 1,324,509,697 | | 1,324,509,697 |
| 0211 | | REINTEGRACIÓN DE PERSONAS Y GRUPOS ALZADOS EN ARMAS DESDE EL SECTOR PRESIDENCIA | 1,324,509,697 | | 1,324,509,697 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 1,324,509,697 | | 1,324,509,697 |
| | | TOTAL PRESUPUESTO SECCION | 135,594,023,226 | | 135,594,023,226 |

SECCION: 0213

AGENCIA NACIONAL INMOBILIARIA VIRGILIO BARCO VARGAS

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 4,738,473,300 | | 4,738,473,300 |

2

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | C. PRESUPUESTO DE INVERSION | 160,000,000 | 1,254,000,000 | 1,414,000,000 |
| 0209 | | FORTALECIMIENTO DE LA INFRAESTRUCTURA FÍSICA DE LAS ENTIDADES DEL ESTADO DEL NIVEL NACIONAL DESDE EL SECTOR PRESIDENCIA | 160,000,000 | 1,254,000,000 | 1,414,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 160,000,000 | 1,254,000,000 | 1,414,000,000 |
| | | TOTAL PRESUPUESTO SECCION | 4,898,473,300 | 1,254,000,000 | 6,152,473,300 |

## SECCION: 0301
### DEPARTAMENTO ADMINISTRATIVO NACIONAL DE PLANEACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 69,873,606,947 | | 69,873,606,947 |
| | | C. PRESUPUESTO DE INVERSION | 335,491,747,975 | | 335,491,747,975 |
| 0301 | | MEJORAMIENTO DE LA PLANEACIÓN TERRITORIAL, SECTORIAL Y DE INVERSIÓN PÚBLICA | 323,859,421,583 | | 323,859,421,583 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 323,859,421,583 | | 323,859,421,583 |
| 0399 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR PLANEACIÓN | 11,632,326,392 | | 11,632,326,392 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 11,632,326,392 | | 11,632,326,392 |
| | | TOTAL PRESUPUESTO SECCION | 405,365,354,922 | | 405,365,354,922 |

## SECCION: 0303
### UNIDAD ADMINISTRATIVA ESPECIAL - AGENCIA NACIONAL DE CONTRATACIÓN PÚBLICA - COLOMBIA COMPRA EFICIENTE

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 9,224,566,040 | | 9,224,566,040 |
| | | C. PRESUPUESTO DE INVERSION | 9,000,000,000 | | 9,000,000,000 |
| 0304 | | FORTALECIMIENTO DEL SISTEMA DE COMPRA PÚBLICA | 9,000,000,000 | | 9,000,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 9,000,000,000 | | 9,000,000,000 |
| | | TOTAL PRESUPUESTO SECCION | 18,224,566,040 | | 18,224,566,040 |

## SECCION: 0324
### SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | | 96,363,065,000 | 96,363,065,000 |
| | | C. PRESUPUESTO DE INVERSION | | 19,113,236,000 | 19,113,236,000 |
| 0303 | | PROMOCIÓN DE LA PRESTACIÓN EFICIENTE DE LOS SERVICIOS PÚBLICOS DOMICILIARIOS | | 14,904,236,000 | 14,904,236,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | | 14,904,236,000 | 14,904,236,000 |
| 0399 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR PLANEACIÓN | | 4,209,000,000 | 4,209,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | | 4,209,000,000 | 4,209,000,000 |
| | | TOTAL PRESUPUESTO SECCION | | 115,476,301,000 | 115,476,301,000 |

3

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | **SECCION: 0401** | | | |
| | | **DEPARTAMENTO ADMINISTRATIVO NACIONAL DE ESTADISTICA (DANE)** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 77,844,211,993 | | 77,844,211,993 |
| | | C. PRESUPUESTO DE INVERSION | 344,962,928,167 | | 344,962,928,167 |
| 0401 | | LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN ESTADÍSTICA DE CALIDAD | 333,828,113,702 | | 333,828,113,702 |
| | 1003 | PLANIFICACIÓN Y ESTADÍSTICA | 333,828,113,702 | | 333,828,113,702 |
| 0499 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INFORMACIÓN ESTADÍSTICA | 11,134,814,465 | | 11,134,814,465 |
| | 1003 | PLANIFICACIÓN Y ESTADÍSTICA | 11,134,814,465 | | 11,134,814,465 |
| | | TOTAL PRESUPUESTO SECCION | 422,807,140,160 | | 422,807,140,160 |
| | | **SECCION: 0402** | | | |
| | | **FONDO ROTATORIO DEL DANE** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | | 1,372,239,420 | 1,372,239,420 |
| | | C. PRESUPUESTO DE INVERSION | | 7,731,000,000 | 7,731,000,000 |
| 0401 | | LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN ESTADÍSTICA DE CALIDAD | | 7,731,000,000 | 7,731,000,000 |
| | 1003 | PLANIFICACIÓN Y ESTADÍSTICA | | 7,731,000,000 | 7,731,000,000 |
| | | TOTAL PRESUPUESTO SECCION | | 9,103,239,420 | 9,103,239,420 |
| | | **SECCION: 0403** | | | |
| | | **INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 53,587,036,646 | 3,562,954,811 | 57,149,991,457 |
| | | C. PRESUPUESTO DE INVERSION | 56,723,112,404 | 44,220,000,000 | 100,943,112,404 |
| 0402 | | LEVANTAMIENTO, ACTUALIZACIÓN, Y ACCESO A INFORMACIÓN GEOGRÁFICA Y CARTOGRÁFICA | 9,350,000,000 | 38,958,435,945 | 48,308,435,945 |
| | 1003 | PLANIFICACIÓN Y ESTADÍSTICA | 9,350,000,000 | 38,958,435,945 | 48,308,435,945 |
| 0403 | | LEVANTAMIENTO, ACTUALIZACIÓN Y ACCESO A INFORMACIÓN AGROLÓGICA | 6,500,000,000 | 245,000,000 | 6,745,000,000 |
| | 1003 | PLANIFICACIÓN Y ESTADÍSTICA | 6,500,000,000 | 245,000,000 | 6,745,000,000 |
| 0404 | | LEVANTAMIENTO, ACTUALIZACIÓN Y ADMINISTRACIÓN DE LA INFORMACIÓN CATASTRAL | 17,760,000,000 | 95,945,063 | 17,855,945,063 |
| | 1003 | PLANIFICACIÓN Y ESTADÍSTICA | 17,760,000,000 | 95,945,063 | 17,855,945,063 |
| 0405 | | DESARROLLO, INNOVACIÓN Y TRANSFERENCIA DE CONOCIMIENTO GEOESPACIAL | 1,590,000,000 | 3,122,904,448 | 4,712,904,448 |
| | 1003 | PLANIFICACIÓN Y ESTADÍSTICA | 1,590,000,000 | 3,122,904,448 | 4,712,904,448 |
| 0499 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INFORMACIÓN ESTADÍSTICA | 21,523,112,404 | 1,797,714,544 | 23,320,826,948 |
| | 1003 | PLANIFICACIÓN Y ESTADÍSTICA | 21,523,112,404 | 1,797,714,544 | 23,320,826,948 |
| | | TOTAL PRESUPUESTO SECCION | 110,310,149,050 | 47,782,954,811 | 158,093,103,861 |

4

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | **SECCION: 0501** | | | |
| | | **DEPARTAMENTO ADMINISTRATIVO DE LA FUNCION PUBLICA** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 18,287,435,459 | | 18,287,435,459 |
| | | C. PRESUPUESTO DE INVERSION | 11,990,678,600 | | 11,990,678,600 |
| 0501 | | MEJORAMIENTO Y FORTALECIMIENTO DEL SISTEMA DE EMPLEO Y LA GERENCIA PÚBLICA | 6,900,000,000 | | 6,900,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 6,900,000,000 | | 6,900,000,000 |
| 0505 | | FORTALECIMIENTO DE LA GESTIÓN PÚBLICA EN LAS ENTIDADES NACIONALES Y TERRITORIALES | 2,960,000,000 | | 2,960,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 2,960,000,000 | | 2,960,000,000 |
| 0599 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR EMPLEO PÚBLICO | 2,130,678,600 | | 2,130,678,600 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 2,130,678,600 | | 2,130,678,600 |
| | | **TOTAL PRESUPUESTO SECCION** | 30,278,114,059 | | 30,278,114,059 |
| | | **SECCION: 0503** | | | |
| | | **ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | | 53,844,275,765 | 53,844,275,765 |
| | | C. PRESUPUESTO DE INVERSION | | 393,718,017,732 | 393,718,017,732 |
| 0503 | | MEJORAMIENTO DE LA CALIDAD EDUCATIVA EN GESTIÓN PÚBLICA | | 344,143,099,460 | 344,143,099,460 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | | 344,143,099,460 | 344,143,099,460 |
| 0505 | | FORTALECIMIENTO DE LA GESTIÓN PÚBLICA EN LAS ENTIDADES NACIONALES Y TERRITORIALES | | 41,000,000,000 | 41,000,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | | 41,000,000,000 | 41,000,000,000 |
| 0599 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR EMPLEO PÚBLICO | | 8,574,918,272 | 8,574,918,272 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | | 8,574,918,272 | 8,574,918,272 |
| | | **TOTAL PRESUPUESTO SECCION** | | 447,562,293,497 | 447,562,293,497 |
| | | **SECCION: 1101** | | | |
| | | **MINISTERIO DE RELACIONES EXTERIORES** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 404,528,000,000 | | 404,528,000,000 |
| | | **TOTAL PRESUPUESTO SECCION** | 404,528,000,000 | | 404,528,000,000 |
| | | **SECCION: 1102** | | | |
| | | **FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 89,728,000,000 | 231,060,000,000 | 320,788,000,000 |

5

PRESUPUESTO GENERAL DE LA NACIÓN

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | **C. PRESUPUESTO DE INVERSION** | 53,361,000,000 | | 53,361,000,000 |
| 1102 | | POSICIONAMIENTO EN INSTANCIAS GLOBALES, MULTILATERALES, REGIONALES Y SUBREGIONALES | 1,000,000,000 | | 1,000,000,000 |
| | 1002 | RELACIONES EXTERIORES | 1,000,000,000 | | 1,000,000,000 |
| 1103 | | POLÍTICA MIGRATORIA Y SERVICIO AL CIUDADANO | 5,553,657,758 | | 5,553,657,758 |
| | 1002 | RELACIONES EXTERIORES | 5,553,657,758 | | 5,553,657,758 |
| 1104 | | SOBERANÍA TERRITORIAL Y DESARROLLO FRONTERIZO | 7,000,000,000 | | 7,000,000,000 |
| | 1002 | RELACIONES EXTERIORES | 7,000,000,000 | | 7,000,000,000 |
| 1199 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR RELACIONES EXTERIORES | 39,807,342,242 | | 39,807,342,242 |
| | 1002 | RELACIONES EXTERIORES | 39,807,342,242 | | 39,807,342,242 |
| | | **TOTAL PRESUPUESTO SECCION** | 143,089,000,000 | 231,060,000,000 | 374,149,000,000 |

SECCION: 1104
UNIDAD ADMINISTRATIVA ESPECIAL MIGRACION COLOMBIA

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | **A. PRESUPUESTO DE FUNCIONAMIENTO** | 75,285,000,000 | 22,574,000,000 | 97,859,000,000 |
| | | **C. PRESUPUESTO DE INVERSION** | 3,831,688,121 | 14,957,000,000 | 18,788,688,121 |
| 1199 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR RELACIONES EXTERIORES | 3,831,688,121 | 14,957,000,000 | 18,788,688,121 |
| | 1002 | RELACIONES EXTERIORES | 3,831,688,121 | 14,957,000,000 | 18,788,688,121 |
| | | **TOTAL PRESUPUESTO SECCION** | 79,116,688,121 | 37,531,000,000 | 116,647,688,121 |

SECCION: 1201
MINISTERIO DE JUSTICIA Y DEL DERECHO

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | **A. PRESUPUESTO DE FUNCIONAMIENTO** | 68,020,003,354 | | 68,020,003,354 |
| | | **C. PRESUPUESTO DE INVERSION** | 25,472,214,192 | | 25,472,214,192 |
| 1202 | | PROMOCIÓN AL ACCESO A LA JUSTICIA | 6,173,638,976 | | 6,173,638,976 |
| | 0800 | INTERSUBSECTORIAL JUSTICIA | 6,173,638,976 | | 6,173,638,976 |
| 1203 | | PROMOCIÓN DE LOS MÉTODOS DE RESOLUCIÓN DE CONFLICTOS | 3,575,514,590 | | 3,575,514,590 |
| | 0800 | INTERSUBSECTORIAL JUSTICIA | 3,575,514,590 | | 3,575,514,590 |
| 1204 | | JUSTICIA TRANSICIONAL | 3,980,255,760 | | 3,980,255,760 |
| | 0800 | INTERSUBSECTORIAL JUSTICIA | 3,980,255,760 | | 3,980,255,760 |
| 1207 | | FORTALECIMIENTO DE LA POLÍTICA CRIMINAL DEL ESTADO COLOMBIANO | 5,342,700,000 | | 5,342,700,000 |
| | 0800 | INTERSUBSECTORIAL JUSTICIA | 5,342,700,000 | | 5,342,700,000 |
| 1299 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR JUSTICIA Y DEL DERECHO | 6,400,104,866 | | 6,400,104,866 |
| | 0800 | INTERSUBSECTORIAL JUSTICIA | 6,400,104,866 | | 6,400,104,866 |
| | | **TOTAL PRESUPUESTO SECCION** | 93,492,217,546 | | 93,492,217,546 |

6

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | **SECCION: 1204** | | | |
| | | **SUPERINTENDENCIA DE NOTARIADO Y REGISTRO** | | | |
| | | **A. PRESUPUESTO DE FUNCIONAMIENTO** | | **288,390,882,668** | **288,390,882,668** |
| | | **C. PRESUPUESTO DE INVERSION** | | **41,427,391,319** | **41,427,391,319** |
| 1204 | | JUSTICIA TRANSICIONAL | | 10,154,361,600 | 10,154,361,600 |
| | 0800 | INTERSUBSECTORIAL JUSTICIA | | 10,154,361,600 | 10,154,361,600 |
| 1209 | | MODERNIZACIÓN DE LA INFORMACIÓN INMOBILIARIA | | 14,975,244,027 | 14,975,244,027 |
| | 0800 | INTERSUBSECTORIAL JUSTICIA | | 14,975,244,027 | 14,975,244,027 |
| 1299 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR JUSTICIA Y DEL DERECHO | | 16,297,785,692 | 16,297,785,692 |
| | 0800 | INTERSUBSECTORIAL JUSTICIA | | 16,297,785,692 | 16,297,785,692 |
| | | **TOTAL PRESUPUESTO SECCION** | | **329,818,273,987** | **329,818,273,987** |
| | | **SECCION: 1208** | | | |
| | | **INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC** | | | |
| | | **A. PRESUPUESTO DE FUNCIONAMIENTO** | **971,364,503,786** | **99,895,486,480** | **1,071,259,990,266** |
| | | **C. PRESUPUESTO DE INVERSION** | **2,697,052,230** | | **2,697,052,230** |
| 1206 | | SISTEMA PENITENCIARIO Y CARCELARIO EN EL MARCO DE LOS DERECHOS HUMANOS | 1,162,569,404 | | 1,162,569,404 |
| | 0800 | INTERSUBSECTORIAL JUSTICIA | 1,162,569,404 | | 1,162,569,404 |
| 1299 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR JUSTICIA Y DEL DERECHO | 1,534,482,826 | | 1,534,482,826 |
| | 0800 | INTERSUBSECTORIAL JUSTICIA | 1,534,482,826 | | 1,534,482,826 |
| | | **TOTAL PRESUPUESTO SECCION** | **974,061,556,016** | **99,895,486,480** | **1,073,957,042,496** |
| | | **SECCION: 1210** | | | |
| | | **UNIDAD ADMINISTRATIVA ESPECIAL AGENCIA NACIONAL DE DEFENSA JURIDICA DEL ESTADO** | | | |
| | | **A. PRESUPUESTO DE FUNCIONAMIENTO** | **33,114,135,775** | | **33,114,135,775** |
| | | **C. PRESUPUESTO DE INVERSION** | **5,910,365,208** | | **5,910,365,208** |
| 1205 | | DEFENSA JURÍDICA DEL ESTADO | 5,910,365,208 | | 5,910,365,208 |
| | 0800 | INTERSUBSECTORIAL JUSTICIA | 5,910,365,208 | | 5,910,365,208 |
| | | **TOTAL PRESUPUESTO SECCION** | **39,024,500,983** | | **39,024,500,983** |
| | | **SECCION: 1211** | | | |
| | | **UNIDAD DE SERVICIOS PENITENCIARIOS Y CARCELARIOS - USPEC** | | | |
| | | **A. PRESUPUESTO DE FUNCIONAMIENTO** | **670,484,958,860** | | **670,484,958,860** |


7

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | C. PRESUPUESTO DE INVERSION | 357,939,873,646 | | 357,939,873,646 |
| 1206 | | SISTEMA PENITENCIARIO Y CARCELARIO EN EL MARCO DE LOS DERECHOS HUMANOS | 357,689,873,646 | | 357,689,873,646 |
| | 0800 | INTERSUBSECTORIAL JUSTICIA | 357,689,873,646 | | 357,689,873,646 |
| 1299 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR JUSTICIA Y DEL DERECHO | 250,000,000 | | 250,000,000 |
| | 0800 | INTERSUBSECTORIAL JUSTICIA | 250,000,000 | | 250,000,000 |
| | | TOTAL PRESUPUESTO SECCION | 1,028,424,832,506 | | 1,028,424,832,506 |

### SECCION: 1301
### MINISTERIO DE HACIENDA Y CREDITO PUBLICO

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 12,081,225,246,615 | | 12,081,225,246,615 |
| | | C. PRESUPUESTO DE INVERSION | 2,042,738,262,459 | | 2,042,738,262,459 |
| 1301 | | POLÍTICA MACROECONÓMICA Y FISCAL | 21,268,000,000 | | 21,268,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 21,268,000,000 | | 21,268,000,000 |
| 1302 | | GESTIÓN DE RECURSOS PÚBLICOS | 2,004,180,147,559 | | 2,004,180,147,559 |
| | 0600 | INTERSUBSECTORIAL TRANSPORTE | 294,174,202,102 | | 294,174,202,102 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 1,710,005,945,457 | | 1,710,005,945,457 |
| 1304 | | INSPECCIÓN, CONTROL Y VIGILANCIA FINANCIERA, SOLIDARIA Y DE RECURSOS PÚBLICOS | 1,124,114,900 | | 1,124,114,900 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 1,124,114,900 | | 1,124,114,900 |
| 1399 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA | 16,166,000,000 | | 16,166,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 16,166,000,000 | | 16,166,000,000 |
| | | TOTAL PRESUPUESTO SECCION | 14,123,963,509,074 | | 14,123,963,509,074 |

### SECCION: 1308
### UNIDAD ADMINISTRATIVA ESPECIAL CONTADURIA GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 12,823,840,090 | | 12,823,840,090 |
| | | C. PRESUPUESTO DE INVERSION | 9,680,000,000 | | 9,680,000,000 |
| 1301 | | POLÍTICA MACROECONÓMICA Y FISCAL | 8,928,000,000 | | 8,928,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 8,928,000,000 | | 8,928,000,000 |
| 1399 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA | 752,000,000 | | 752,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 752,000,000 | | 752,000,000 |
| | | TOTAL PRESUPUESTO SECCION | 22,503,840,090 | | 22,503,840,090 |

### SECCION: 1309
### SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | | 15,322,277,178 | 15,322,277,178 |

8

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | C. PRESUPUESTO DE INVERSION | | 11,128,800,037 | 11,128,800,037 |
| 1304 | | INSPECCIÓN, CONTROL Y VIGILANCIA FINANCIERA, SOLIDARIA Y DE RECURSOS PÚBLICOS | | 5,858,993,280 | 5,858,993,280 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | | 5,858,993,280 | 5,858,993,280 |
| 1399 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA | | 5,269,806,757 | 5,269,806,757 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | | 5,269,806,757 | 5,269,806,757 |
| | | TOTAL PRESUPUESTO SECCION | | 26,451,077,215 | 26,451,077,215 |

SECCION: 1310

**UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES**

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 1,277,632,739,024 | 6,148,700,000 | 1,283,781,439,024 |
| | | C. PRESUPUESTO DE INVERSION | 227,733,345,457 | | 227,733,345,457 |
| 1305 | | FORTALECIMIENTO DEL RECAUDO Y TRIBUTACIÓN | 224,333,345,457 | | 224,333,345,457 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 224,333,345,457 | | 224,333,345,457 |
| 1399 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA | 3,400,000,000 | | 3,400,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 3,400,000,000 | | 3,400,000,000 |
| | | TOTAL PRESUPUESTO SECCION | 1,505,366,084,481 | 6,148,700,000 | 1,511,514,784,481 |

SECCION: 1312

**UNIDAD DE INFORMACION Y ANALISIS FINANCIERO**

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 8,866,460,578 | | 8,866,460,578 |
| | | C. PRESUPUESTO DE INVERSION | 1,379,072,000 | | 1,379,072,000 |
| 1304 | | INSPECCIÓN, CONTROL Y VIGILANCIA FINANCIERA, SOLIDARIA Y DE RECURSOS PÚBLICOS | 1,379,072,000 | | 1,379,072,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 1,379,072,000 | | 1,379,072,000 |
| | | TOTAL PRESUPUESTO SECCION | 10,245,532,578 | | 10,245,532,578 |

SECCION: 1313

**SUPERINTENDENCIA FINANCIERA DE COLOMBIA**

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | | 198,364,593,623 | 198,364,593,623 |
| | | C. PRESUPUESTO DE INVERSION | | 20,950,240,887 | 20,950,240,887 |
| 1399 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA | | 20,950,240,887 | 20,950,240,887 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | | 20,950,240,887 | 20,950,240,887 |
| | | TOTAL PRESUPUESTO SECCION | | 219,314,834,510 | 219,314,834,510 |

9

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | **SECCION: 1314** | | | |
| | | **UNIDAD ADMINISTRATIVA ESPECIAL DE GESTION PENSIONAL Y CONTRIBUCIONES PARAFISCALES DE LA PROTECCIÓN SOCIAL - UGPPP** | | | |
| **A. PRESUPUESTO DE FUNCIONAMIENTO** | | | 173,505,750,000 | | 173,505,750,000 |
| **C. PRESUPUESTO DE INVERSION** | | | 6,634,041,074 | | 6,634,041,074 |
| 1399 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA | 6,634,041,074 | | 6,634,041,074 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 6,634,041,074 | | 6,634,041,074 |
| **TOTAL PRESUPUESTO SECCION** | | | 180,139,791,074 | | 180,139,791,074 |
| | | **SECCION: 1315** | | | |
| | | **FONDO ADAPTACION** | | | |
| **A. PRESUPUESTO DE FUNCIONAMIENTO** | | | 26,714,983,095 | | 26,714,983,095 |
| **C. PRESUPUESTO DE INVERSION** | | | 700,000,000,000 | | 700,000,000,000 |
| 1303 | | REDUCCIÓN DE LA VULNERABILIDAD FISCAL ANTE DESASTRES Y RIESGOS CLIMÁTICOS | 700,000,000,000 | | 700,000,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 700,000,000,000 | | 700,000,000,000 |
| **TOTAL PRESUPUESTO SECCION** | | | 726,714,983,095 | | 726,714,983,095 |
| | | **SECCION: 1401** | | | |
| | | **SERVICIO DE LA DEUDA PUBLICA NACIONAL** | | | |
| **B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA** | | | 47,316,705,869,732 | | 47,316,705,869,732 |
| **TOTAL PRESUPUESTO SECCION** | | | 47,316,705,869,732 | | 47,316,705,869,732 |
| | | **SECCION: 1501** | | | |
| | | **MINISTERIO DE DEFENSA NACIONAL** | | | |
| **A. PRESUPUESTO DE FUNCIONAMIENTO** | | | 12,935,139,414,000 | | 12,935,139,414,000 |
| **C. PRESUPUESTO DE INVERSION** | | | 684,961,725,639 | | 684,961,725,639 |
| 1502 | | CAPACIDADES DE LAS FUERZAS MILITARES EN SEGURIDAD PÚBLICA Y DEFENSA EN EL TERRITORIO NACIONAL | 559,891,574,482 | | 559,891,574,482 |
| | 0100 | INTERSUBSECTORIAL DEFENSA Y SEGURIDAD | 559,891,574,482 | | 559,891,574,482 |
| 1504 | | DESARROLLO MARÍTIMO, FLUVIAL Y COSTERO DESDE EL SECTOR DEFENSA | 74,123,000,000 | | 74,123,000,000 |
| | 0100 | INTERSUBSECTORIAL DEFENSA Y SEGURIDAD | 74,123,000,000 | | 74,123,000,000 |
| 1505 | | GENERACIÓN DE BIENESTAR PARA LA FUERZA PÚBLICA Y SUS FAMILIAS | 10,605,000,000 | | 10,605,000,000 |
| | 0100 | INTERSUBSECTORIAL DEFENSA Y SEGURIDAD | 10,605,000,000 | | 10,605,000,000 |
| 1507 | | GRUPO SOCIAL Y EMPRESARIAL DE LA DEFENSA (GSED) COMPETITIVO | 500,000,000 | | 500,000,000 |
| | 0100 | INTERSUBSECTORIAL DEFENSA Y SEGURIDAD | 500,000,000 | | 500,000,000 |


10

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| 1599 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD | 39,842,151,157 | | 39,842,151,157 |
| | 0100 | INTERSUBSECTORIAL DEFENSA Y SEGURIDAD | 39,842,151,157 | | 39,842,151,157 |
| TOTAL PRESUPUESTO SECCION | | | 13,620,101,139,639 | | 13,620,101,139,639 |

SECCION: 1503

CAJA DE RETIRO DE LAS FUERZAS MILITARES

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| A. PRESUPUESTO DE FUNCIONAMIENTO | | | 2,637,826,837,000 | 242,494,282,000 | 2,880,321,119,000 |
| C. PRESUPUESTO DE INVERSION | | | | 5,500,000,000 | 5,500,000,000 |
| 1507 | | GRUPO SOCIAL Y EMPRESARIAL DE LA DEFENSA (GSED) COMPETITIVO | | 860,500,000 | 860,500,000 |
| | 0100 | INTERSUBSECTORIAL DEFENSA Y SEGURIDAD | | 860,500,000 | 860,500,000 |
| 1599 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD | | 4,639,500,000 | 4,639,500,000 |
| | 0100 | INTERSUBSECTORIAL DEFENSA Y SEGURIDAD | | 4,639,500,000 | 4,639,500,000 |
| TOTAL PRESUPUESTO SECCION | | | 2,637,826,837,000 | 247,994,282,000 | 2,885,821,119,000 |

SECCION: 1507

INSTITUTO CASAS FISCALES DEL EJERCITO

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| A. PRESUPUESTO DE FUNCIONAMIENTO | | | | 25,481,000,000 | 25,481,000,000 |
| C. PRESUPUESTO DE INVERSION | | | | 13,593,000,000 | 13,593,000,000 |
| 1505 | | GENERACIÓN DE BIENESTAR PARA LA FUERZA PÚBLICA Y SUS FAMILIAS | | 9,243,000,000 | 9,243,000,000 |
| | 0100 | INTERSUBSECTORIAL DEFENSA Y SEGURIDAD | | 9,243,000,000 | 9,243,000,000 |
| 1507 | | GRUPO SOCIAL Y EMPRESARIAL DE LA DEFENSA (GSED) COMPETITIVO | | 4,350,000,000 | 4,350,000,000 |
| | 0100 | INTERSUBSECTORIAL DEFENSA Y SEGURIDAD | | 4,350,000,000 | 4,350,000,000 |
| TOTAL PRESUPUESTO SECCION | | | | 39,074,000,000 | 39,074,000,000 |

SECCION: 1508

DEFENSA CIVIL COLOMBIANA, GUILLERMO LEÓN VALENCIA

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| A. PRESUPUESTO DE FUNCIONAMIENTO | | | 22,106,000,000 | 5,905,000,000 | 28,011,000,000 |
| C. PRESUPUESTO DE INVERSION | | | 1,308,504,084 | | 1,308,504,084 |
| 1506 | | GESTIÓN DEL RIESGO DE DESASTRES DESDE EL SECTOR DEFENSA Y SEGURIDAD | 1,308,504,084 | | 1,308,504,084 |
| | 0100 | INTERSUBSECTORIAL DEFENSA Y SEGURIDAD | 1,308,504,084 | | 1,308,504,084 |
| TOTAL PRESUPUESTO SECCION | | | 23,414,504,084 | 5,905,000,000 | 29,319,504,084 |


11

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | **SECCION: 1510** | | | |
| | | **CLUB MILITAR DE OFICIALES** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | | 45,839,927,122 | 45,839,927,122 |
| | | TOTAL PRESUPUESTO SECCION | | 45,839,927,122 | 45,839,927,122 |
| | | **SECCION: 1511** | | | |
| | | **CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 2,772,595,356,000 | 240,439,109,000 | 3,013,034,465,000 |
| | | C. PRESUPUESTO DE INVERSION | | 14,000,000,000 | 14,000,000,000 |
| 1507 | | GRUPO SOCIAL Y EMPRESARIAL DE LA DEFENSA (GSED) COMPETITIVO | | 12,000,000,000 | 12,000,000,000 |
| | 0100 | INTERSUBSECTORIAL DEFENSA Y SEGURIDAD | | 12,000,000,000 | 12,000,000,000 |
| 1599 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD | | 2,000,000,000 | 2,000,000,000 |
| | 0100 | INTERSUBSECTORIAL DEFENSA Y SEGURIDAD | | 2,000,000,000 | 2,000,000,000 |
| | | TOTAL PRESUPUESTO SECCION | 2,772,595,356,000 | 254,439,109,000 | 3,027,034,465,000 |
| | | **SECCION: 1512** | | | |
| | | **FONDO ROTATORIO DE LA POLICIA** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | | 233,038,000,000 | 233,038,000,000 |
| | | C. PRESUPUESTO DE INVERSION | | 4,960,000,000 | 4,960,000,000 |
| 1507 | | GRUPO SOCIAL Y EMPRESARIAL DE LA DEFENSA (GSED) COMPETITIVO | | 4,960,000,000 | 4,960,000,000 |
| | 0100 | INTERSUBSECTORIAL DEFENSA Y SEGURIDAD | | 4,960,000,000 | 4,960,000,000 |
| | | TOTAL PRESUPUESTO SECCION | | 237,998,000,000 | 237,998,000,000 |
| | | **SECCION: 1516** | | | |
| | | **SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | | 20,150,000,000 | 20,150,000,000 |
| | | C. PRESUPUESTO DE INVERSION | | 5,562,000,000 | 5,562,000,000 |
| 1507 | | GRUPO SOCIAL Y EMPRESARIAL DE LA DEFENSA (GSED) COMPETITIVO | | 5,562,000,000 | 5,562,000,000 |
| | 0100 | INTERSUBSECTORIAL DEFENSA Y SEGURIDAD | | 5,562,000,000 | 5,562,000,000 |
| | | TOTAL PRESUPUESTO SECCION | | 25,712,000,000 | 25,712,000,000 |
| | | **SECCION: 1519** | | | |
| | | **HOSPITAL MILITAR** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 19,444,839,000 | 371,874,341,000 | 391,319,180,000 |

12

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | C. PRESUPUESTO DE INVERSION | | 17,453,000,000 | 17,453,000,000 |
| 1505 | | GENERACIÓN DE BIENESTAR PARA LA FUERZA PÚBLICA Y SUS FAMILIAS | | 14,803,000,000 | 14,803,000,000 |
| | 0100 | INTERSUBSECTORIAL DEFENSA Y SEGURIDAD | | 14,803,000,000 | 14,803,000,000 |
| 1507 | | GRUPO SOCIAL Y EMPRESARIAL DE LA DEFENSA (GSED) COMPETITIVO | | 2,650,000,000 | 2,650,000,000 |
| | 0100 | INTERSUBSECTORIAL DEFENSA Y SEGURIDAD | | 2,650,000,000 | 2,650,000,000 |
| | | TOTAL PRESUPUESTO SECCION | 19,444,839,000 | 389,327,341,000 | 408,772,180,000 |

SECCION: 1520

AGENCIA LOGISTICA DE LAS FUERZAS MILITARES

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | | 580,383,000,000 | 580,383,000,000 |
| | | C. PRESUPUESTO DE INVERSION | | 7,130,000,000 | 7,130,000,000 |
| 1507 | | GRUPO SOCIAL Y EMPRESARIAL DE LA DEFENSA (GSED) COMPETITIVO | | 7,130,000,000 | 7,130,000,000 |
| | 0100 | INTERSUBSECTORIAL DEFENSA Y SEGURIDAD | | 7,130,000,000 | 7,130,000,000 |
| | | TOTAL PRESUPUESTO SECCION | | 587,513,000,000 | 587,513,000,000 |

SECCION: 1601

POLICIA NACIONAL

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 9,560,960,000,000 | | 9,560,960,000,000 |
| | | C. PRESUPUESTO DE INVERSION | 181,231,237,474 | | 181,231,237,474 |
| 1501 | | CAPACIDADES DE LA POLICÍA NACIONAL EN SEGURIDAD PÚBLICA, PREVENCIÓN, CONVIVENCIA Y SEGURIDAD CIUDADANA | 159,429,237,474 | | 159,429,237,474 |
| | 0100 | INTERSUBSECTORIAL DEFENSA Y SEGURIDAD | 159,429,237,474 | | 159,429,237,474 |
| 1505 | | GENERACIÓN DE BIENESTAR PARA LA FUERZA PÚBLICA Y SUS FAMILIAS | 21,802,000,000 | | 21,802,000,000 |
| | 0100 | INTERSUBSECTORIAL DEFENSA Y SEGURIDAD | 21,802,000,000 | | 21,802,000,000 |
| | | TOTAL PRESUPUESTO SECCION | 9,742,191,237,474 | | 9,742,191,237,474 |

SECCION: 1701

MINISTERIO DE AGRICULTURA Y DESARROLLO RURAL

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 296,247,447,730 | | 296,247,447,730 |
| | | C. PRESUPUESTO DE INVERSION | 720,399,627,388 | | 720,399,627,388 |
| 1701 | | MEJORAMIENTO DE LA HABITABILIDAD RURAL | 203,755,311,746 | | 203,755,311,746 |
| | 1100 | INTERSUBSECTORIAL AGROPECUARIO | 203,755,311,746 | | 203,755,311,746 |
| 1702 | | INCLUSIÓN PRODUCTIVA DE PEQUEÑOS PRODUCTORES RURALES | 237,509,285,029 | | 237,509,285,029 |
| | 1100 | INTERSUBSECTORIAL AGROPECUARIO | 237,509,285,029 | | 237,509,285,029 |

13

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| 1703 | | SERVICIOS FINANCIEROS Y GESTIÓN DEL RIESGO PARA LAS ACTIVIDADES AGROPECUARIAS Y RURALES | 81,927,486,613 | | 81,927,486,613 |
| | 1100 | INTERSUBSECTORIAL AGROPECUARIO | 81,927,486,613 | | 81,927,486,613 |
| 1704 | | ORDENAMIENTO SOCIAL Y USO PRODUCTIVO DEL TERRITORIO RURAL | 12,807,544,000 | | 12,807,544,000 |
| | 1100 | INTERSUBSECTORIAL AGROPECUARIO | 12,807,544,000 | | 12,807,544,000 |
| 1706 | | APROVECHAMIENTO DE MERCADOS EXTERNOS | 500,000,000 | | 500,000,000 |
| | 1100 | INTERSUBSECTORIAL AGROPECUARIO | 500,000,000 | | 500,000,000 |
| 1708 | | CIENCIA, TECNOLOGÍA E INNOVACIÓN AGROPECUARIA | 14,300,000,000 | | 14,300,000,000 |
| | 1100 | INTERSUBSECTORIAL AGROPECUARIO | 14,300,000,000 | | 14,300,000,000 |
| 1709 | | INFRAESTRUCTURA PRODUCTIVA Y COMERCIALIZACIÓN | 144,500,000,000 | | 144,500,000,000 |
| | 1100 | INTERSUBSECTORIAL AGROPECUARIO | 144,500,000,000 | | 144,500,000,000 |
| 1799 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AGROPECUARIO | 25,100,000,000 | | 25,100,000,000 |
| | 1100 | INTERSUBSECTORIAL AGROPECUARIO | 25,100,000,000 | | 25,100,000,000 |
| **TOTAL PRESUPUESTO SECCION** | | | **1,016,647,075,118** | | **1,016,647,075,118** |

**SECCION: 1702**

**INSTITUTO COLOMBIANO AGROPECUARIO (ICA)**

| | | | | | |
|---|---|---|---|---|---|
| **A. PRESUPUESTO DE FUNCIONAMIENTO** | | | 95,260,194,555 | 9,652,000,000 | 104,912,194,555 |
| **B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA** | | | 75,000,000 | | 75,000,000 |
| **C. PRESUPUESTO DE INVERSION** | | | 179,327,771,969 | 51,364,700,000 | 230,692,471,969 |
| 1707 | | SANIDAD AGROPECUARIA E INOCUIDAD AGROALIMENTARIA | 144,100,000,000 | 38,364,700,000 | 182,464,700,000 |
| | 1100 | INTERSUBSECTORIAL AGROPECUARIO | 144,100,000,000 | 38,364,700,000 | 182,464,700,000 |
| 1708 | | CIENCIA, TECNOLOGÍA E INNOVACIÓN AGROPECUARIA | 2,227,771,969 | | 2,227,771,969 |
| | 1100 | INTERSUBSECTORIAL AGROPECUARIO | 2,227,771,969 | | 2,227,771,969 |
| 1799 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AGROPECUARIO | 33,000,000,000 | 13,000,000,000 | 46,000,000,000 |
| | 1100 | INTERSUBSECTORIAL AGROPECUARIO | 33,000,000,000 | 13,000,000,000 | 46,000,000,000 |
| **TOTAL PRESUPUESTO SECCION** | | | **274,662,966,524** | **61,016,700,000** | **335,679,666,524** |

**SECCION: 1715**

**AUTORIDAD NACIONAL DE ACUICULTURA Y PESCA - AUNAP**

| | | | | | |
|---|---|---|---|---|---|
| **A. PRESUPUESTO DE FUNCIONAMIENTO** | | | 11,046,053,519 | 443,000,000 | 11,489,053,519 |
| **C. PRESUPUESTO DE INVERSION** | | | 54,063,285,846 | 2,351,700,000 | 56,414,985,846 |
| 1707 | | SANIDAD AGROPECUARIA E INOCUIDAD AGROALIMENTARIA | 5,519,652,189 | | 5,519,652,189 |
| | 1100 | INTERSUBSECTORIAL AGROPECUARIO | 5,519,652,189 | | 5,519,652,189 |
| 1708 | | CIENCIA, TECNOLOGÍA E INNOVACIÓN AGROPECUARIA | 5,289,576,104 | | 5,289,576,104 |
| | 1100 | INTERSUBSECTORIAL AGROPECUARIO | 5,289,576,104 | | 5,289,576,104 |


14

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| 1709 | | INFRAESTRUCTURA PRODUCTIVA Y COMERCIALIZACIÓN | 37,052,469,053 | 2,351,700,000 | 39,404,169,053 |
| | 1100 | INTERSUBSECTORIAL AGROPECUARIO | 37,052,469,053 | 2,351,700,000 | 39,404,169,053 |
| 1799 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AGROPECUARIO | 6,201,588,500 | | 6,201,588,500 |
| | 1100 | INTERSUBSECTORIAL AGROPECUARIO | 6,201,588,500 | | 6,201,588,500 |
| **TOTAL PRESUPUESTO SECCION** | | | 65,109,339,365 | 2,794,700,000 | 67,904,039,365 |

### SECCION: 1716
### UNIDAD ADMINISTRATIVA ESPECIAL DE GESTIÓN DE RESTITUCIÓN DE TIERRAS DESPOJADAS

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| A. PRESUPUESTO DE FUNCIONAMIENTO | | | 51,579,342,998 | | 51,579,342,998 |
| C. PRESUPUESTO DE INVERSION | | | 171,086,162,911 | | 171,086,162,911 |
| 1705 | | RESTITUCIÓN DE TIERRAS A VÍCTIMAS DEL CONFLICTO ARMADO | 171,086,162,911 | | 171,086,162,911 |
| | 1100 | INTERSUBSECTORIAL AGROPECUARIO | 171,086,162,911 | | 171,086,162,911 |
| **TOTAL PRESUPUESTO SECCION** | | | 222,665,505,909 | | 222,665,505,909 |

### SECCION: 1717
### AGENCIA NACIONAL DE TIERRAS - ANT

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| A. PRESUPUESTO DE FUNCIONAMIENTO | | | 21,362,067,604 | | 21,362,067,604 |
| B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA | | | 85,970,000 | | 85,970,000 |
| C. PRESUPUESTO DE INVERSION | | | 259,204,696,769 | 2,100,000,000 | 261,304,696,769 |
| 1704 | | ORDENAMIENTO SOCIAL Y USO PRODUCTIVO DEL TERRITORIO RURAL | 230,130,089,836 | 2,100,000,000 | 232,230,089,836 |
| | 1100 | INTERSUBSECTORIAL AGROPECUARIO | 230,130,089,836 | 2,100,000,000 | 232,230,089,836 |
| 1799 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AGROPECUARIO | 29,074,606,933 | | 29,074,606,933 |
| | 1100 | INTERSUBSECTORIAL AGROPECUARIO | 29,074,606,933 | | 29,074,606,933 |
| **TOTAL PRESUPUESTO SECCION** | | | 280,652,734,373 | 2,100,000,000 | 282,752,734,373 |

### SECCION: 1718
### AGENCIA DE DESARROLLO RURAL - ADR

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| A. PRESUPUESTO DE FUNCIONAMIENTO | | | 21,971,645,586 | | 21,971,645,586 |
| C. PRESUPUESTO DE INVERSION | | | 259,443,331,969 | 3,097,700,000 | 262,541,031,969 |
| 1702 | | INCLUSIÓN PRODUCTIVA DE PEQUEÑOS PRODUCTORES RURALES | 103,828,244,059 | | 103,828,244,059 |
| | 1100 | INTERSUBSECTORIAL AGROPECUARIO | 103,828,244,059 | | 103,828,244,059 |
| 1708 | | CIENCIA, TECNOLOGÍA E INNOVACIÓN AGROPECUARIA | 54,890,606,249 | | 54,890,606,249 |
| | 1100 | INTERSUBSECTORIAL AGROPECUARIO | 54,890,606,249 | | 54,890,606,249 |
| 1709 | | INFRAESTRUCTURA PRODUCTIVA Y COMERCIALIZACIÓN | 89,822,821,675 | 3,097,700,000 | 92,920,521,675 |
| | 1100 | INTERSUBSECTORIAL AGROPECUARIO | 89,822,821,675 | 3,097,700,000 | 92,920,521,675 |

15

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| 1799 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AGROPECUARIO | 10,901,659,986 | | 10,901,659,986 |
| | 1100 | INTERSUBSECTORIAL AGROPECUARIO | 10,901,659,986 | | 10,901,659,986 |
| | | **TOTAL PRESUPUESTO SECCION** | 281,414,977,555 | 3,097,700,000 | 284,512,677,555 |

SECCION: 1719
AGENCIA DE RENOVACION DEL TERRITORIO – ART

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | **A. PRESUPUESTO DE FUNCIONAMIENTO** | 44,400,845,940 | | 44,400,845,940 |
| | | **C. PRESUPUESTO DE INVERSION** | 51,930,000,000 | | 51,930,000,000 |
| 1710 | | RENOVACION TERRITORIAL PARA EL DESARROLLO INTEGRAL DE LAS ZONAS RURALES AFECTADAS POR EL CONFLICTO ARMADO | 50,430,000,000 | | 50,430,000,000 |
| | 1100 | INTERSUBSECTORIAL AGROPECUARIO | 50,430,000,000 | | 50,430,000,000 |
| 1799 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AGROPECUARIO | 1,500,000,000 | | 1,500,000,000 |
| | 1100 | INTERSUBSECTORIAL AGROPECUARIO | 1,500,000,000 | | 1,500,000,000 |
| | | **TOTAL PRESUPUESTO SECCION** | 96,330,845,940 | | 96,330,845,940 |

SECCION: 1901
MINISTERIO DE SALUD Y PROTECCION SOCIAL

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | **A. PRESUPUESTO DE FUNCIONAMIENTO** | 23,052,103,051,803 | | 23,052,103,051,803 |
| | | **C. PRESUPUESTO DE INVERSION** | 393,396,353,887 | | 393,396,353,887 |
| 1901 | | SALUD PÚBLICA Y PRESTACIÓN DE SERVICIOS | 361,316,353,887 | | 361,316,353,887 |
| | 0300 | INTERSUBSECTORIAL SALUD | 361,316,353,887 | | 361,316,353,887 |
| 1902 | | ASEGURAMIENTO Y ADMINISTRACIÓN DEL SISTEMA GENERAL DE LA SEGURIDAD SOCIAL EN SALUD - SGSSS | 10,600,000,000 | | 10,600,000,000 |
| | 0300 | INTERSUBSECTORIAL SALUD | 10,600,000,000 | | 10,600,000,000 |
| 1999 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SALUD Y PROTECCIÓN SOCIAL | 21,480,000,000 | | 21,480,000,000 |
| | 0300 | INTERSUBSECTORIAL SALUD | 21,480,000,000 | | 21,480,000,000 |
| | | **TOTAL PRESUPUESTO SECCION** | 23,445,499,405,690 | | 23,445,499,405,690 |

SECCION: 1903
INSTITUTO NACIONAL DE SALUD (INS)

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | **A. PRESUPUESTO DE FUNCIONAMIENTO** | 31,655,892,000 | 2,148,146,000 | 33,804,038,000 |
| | | **C. PRESUPUESTO DE INVERSION** | 16,902,339,788 | 3,000,000,000 | 19,902,339,788 |
| 1901 | | SALUD PÚBLICA Y PRESTACIÓN DE SERVICIOS | 7,097,339,788 | 1,901,233,660 | 8,998,573,448 |
| | 0300 | INTERSUBSECTORIAL SALUD | 7,097,339,788 | 1,901,233,660 | 8,998,573,448 |

16

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| 1903 | | INSPECCIÓN, VIGILANCIA Y CONTROL | 3,380,000,000 | 425,352,551 | 3,805,352,551 |
| | 0300 | INTERSUBSECTORIAL SALUD | 3,380,000,000 | 425,352,551 | 3,805,352,551 |
| 1999 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SALUD Y PROTECCIÓN SOCIAL | 6,425,000,000 | 673,413,789 | 7,098,413,789 |
| | 0300 | INTERSUBSECTORIAL SALUD | 6,425,000,000 | 673,413,789 | 7,098,413,789 |
| TOTAL PRESUPUESTO SECCION | | | 48,558,231,788 | 5,148,146,000 | 53,706,377,788 |

SECCION: 1910

SUPERINTENDENCIA NACIONAL DE SALUD

| | | | | | |
|---|---|---|---|---|---|
| A. PRESUPUESTO DE FUNCIONAMIENTO | | | 8,443,122,000 | 83,970,965,000 | 92,414,087,000 |
| C. PRESUPUESTO DE INVERSION | | | 1,836,656,231 | 50,000,000,000 | 51,836,656,231 |
| 1902 | | ASEGURAMIENTO Y ADMINISTRACIÓN DEL SISTEMA GENERAL DE LA SEGURIDAD SOCIAL EN SALUD - SGSSS | | 1,690,326,190 | 1,690,326,190 |
| | 0300 | INTERSUBSECTORIAL SALUD | | 1,690,326,190 | 1,690,326,190 |
| 1903 | | INSPECCIÓN, VIGILANCIA Y CONTROL | | 32,582,196,165 | 32,582,196,165 |
| | 0300 | INTERSUBSECTORIAL SALUD | | 32,582,196,165 | 32,582,196,165 |
| 1999 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SALUD Y PROTECCIÓN SOCIAL | 1,836,656,231 | 15,727,477,645 | 17,564,133,876 |
| | 0300 | INTERSUBSECTORIAL SALUD | 1,836,656,231 | 15,727,477,645 | 17,564,133,876 |
| TOTAL PRESUPUESTO SECCION | | | 10,279,778,231 | 133,970,965,000 | 144,250,743,231 |

SECCION: 1912

INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA

| | | | | | |
|---|---|---|---|---|---|
| A. PRESUPUESTO DE FUNCIONAMIENTO | | | | 122,007,350,000 | 122,007,350,000 |
| C. PRESUPUESTO DE INVERSION | | | | 55,174,000,000 | 55,174,000,000 |
| 1903 | | INSPECCIÓN, VIGILANCIA Y CONTROL | | 36,386,441,726 | 36,386,441,726 |
| | 0300 | INTERSUBSECTORIAL SALUD | | 36,386,441,726 | 36,386,441,726 |
| 1999 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SALUD Y PROTECCIÓN SOCIAL | | 18,787,558,274 | 18,787,558,274 |
| | 0300 | INTERSUBSECTORIAL SALUD | | 18,787,558,274 | 18,787,558,274 |
| TOTAL PRESUPUESTO SECCION | | | | 177,181,350,000 | 177,181,350,000 |

SECCION: 1913

FONDO DE PREVISION SOCIAL DEL CONGRESO

| | | | | | |
|---|---|---|---|---|---|
| A. PRESUPUESTO DE FUNCIONAMIENTO | | | 195,752,573,762 | 97,215,996,000 | 292,968,569,762 |

17

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| **C. PRESUPUESTO DE INVERSION** | | | | 300,000,000 | 300,000,000 |
| 1999 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SALUD Y PROTECCIÓN SOCIAL | | 300,000,000 | 300,000,000 |
| | 0300 | INTERSUBSECTORIAL SALUD | | 300,000,000 | 300,000,000 |
| **TOTAL PRESUPUESTO SECCION** | | | 195,752,573,762 | 97,515,996,000 | 293,268,569,762 |

### SECCION: 1914
### FONDO PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA

| | | | | | |
|---|---|---|---|---|---|
| **A. PRESUPUESTO DE FUNCIONAMIENTO** | | | 401,513,009,000 | 115,157,000,000 | 516,670,009,000 |
| **TOTAL PRESUPUESTO SECCION** | | | 401,513,009,000 | 115,157,000,000 | 516,670,009,000 |

### SECCION: 2101
### MINISTERIO DE MINAS Y ENERGIA

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| **A. PRESUPUESTO DE FUNCIONAMIENTO** | | | 99,643,820,000 | | 99,643,820,000 |
| **C. PRESUPUESTO DE INVERSION** | | | 3,330,471,541,000 | | 3,330,471,541,000 |
| 2101 | | ACCESO AL SERVICIO PÚBLICO DOMICILIARIO DE GAS COMBUSTIBLE | 849,105,553,000 | | 849,105,553,000 |
| | 1900 | INTERSUBSECTORIAL MINAS Y ENERGÍA | 849,105,553,000 | | 849,105,553,000 |
| 2102 | | CONSOLIDACIÓN PRODUCTIVA DEL SECTOR DE ENERGÍA ELÉCTRICA | 2,246,461,672,000 | | 2,246,461,672,000 |
| | 1900 | INTERSUBSECTORIAL MINAS Y ENERGÍA | 2,246,461,672,000 | | 2,246,461,672,000 |
| 2103 | | CONSOLIDACIÓN PRODUCTIVA DEL SECTOR HIDROCARBUROS | 74,858,000,000 | | 74,858,000,000 |
| | 1900 | INTERSUBSECTORIAL MINAS Y ENERGÍA | 74,858,000,000 | | 74,858,000,000 |
| 2104 | | CONSOLIDACIÓN PRODUCTIVA DEL SECTOR MINERO | 35,774,316,000 | | 35,774,316,000 |
| | 1900 | INTERSUBSECTORIAL MINAS Y ENERGÍA | 35,774,316,000 | | 35,774,316,000 |
| 2105 | | DESARROLLO AMBIENTAL SOSTENIBLE DEL SECTOR MINERO ENERGÉTICO | 53,600,000,000 | | 53,600,000,000 |
| | 1900 | INTERSUBSECTORIAL MINAS Y ENERGÍA | 53,600,000,000 | | 53,600,000,000 |
| 2106 | | GESTIÓN DE LA INFORMACIÓN EN EL SECTOR MINERO ENERGÉTICO | 21,461,000,000 | | 21,461,000,000 |
| | 1900 | INTERSUBSECTORIAL MINAS Y ENERGÍA | 21,461,000,000 | | 21,461,000,000 |
| 2199 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR MINAS Y ENERGÍA | 49,211,000,000 | | 49,211,000,000 |
| | 1900 | INTERSUBSECTORIAL MINAS Y ENERGÍA | 49,211,000,000 | | 49,211,000,000 |
| **TOTAL PRESUPUESTO SECCION** | | | 3,430,115,361,000 | | 3,430,115,361,000 |

### SECCION: 2103
### SERVICIO GEOLÓGICO COLOMBIANO

| | | | | | |
|---|---|---|---|---|---|
| **A. PRESUPUESTO DE FUNCIONAMIENTO** | | | 44,627,479,000 | 7,159,000,000 | 51,786,479,000 |

18

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | C. PRESUPUESTO DE INVERSION | 9,686,400,000 | | 9,686,400,000 |
| 2106 | | GESTIÓN DE LA INFORMACIÓN EN EL SECTOR MINERO ENERGÉTICO | 7,182,400,000 | | 7,182,400,000 |
| | 1900 | INTERSUBSECTORIAL MINAS Y ENERGÍA | 7,182,400,000 | | 7,182,400,000 |
| 2199 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR MINAS Y ENERGIA | 2,504,000,000 | | 2,504,000,000 |
| | 1900 | INTERSUBSECTORIAL MINAS Y ENERGÍA | 2,504,000,000 | | 2,504,000,000 |
| | | TOTAL PRESUPUESTO SECCION | 54,313,879,000 | 7,159,000,000 | 61,472,879,000 |

### SECCION: 2109
### UNIDAD DE PLANEACION MINERO ENERGETICA - UPME

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | | 15,269,583,000 | 15,269,583,000 |
| | | C. PRESUPUESTO DE INVERSION | | 19,271,900,000 | 19,271,900,000 |
| 2102 | | CONSOLIDACIÓN PRODUCTIVA DEL SECTOR DE ENERGÍA ELÉCTRICA | | 1,847,900,000 | 1,847,900,000 |
| | 1900 | INTERSUBSECTORIAL MINAS Y ENERGÍA | | 1,847,900,000 | 1,847,900,000 |
| 2105 | | DESARROLLO AMBIENTAL SOSTENIBLE DEL SECTOR MINERO ENERGÉTICO | | 2,444,000,000 | 2,444,000,000 |
| | 1900 | INTERSUBSECTORIAL MINAS Y ENERGÍA | | 2,444,000,000 | 2,444,000,000 |
| 2106 | | GESTIÓN DE LA INFORMACIÓN EN EL SECTOR MINERO ENERGÉTICO | | 10,711,000,000 | 10,711,000,000 |
| | 1900 | INTERSUBSECTORIAL MINAS Y ENERGÍA | | 10,711,000,000 | 10,711,000,000 |
| 2199 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR MINAS Y ENERGÍA | | 4,269,000,000 | 4,269,000,000 |
| | 1900 | INTERSUBSECTORIAL MINAS Y ENERGÍA | | 4,269,000,000 | 4,269,000,000 |
| | | TOTAL PRESUPUESTO SECCION | | 34,541,483,000 | 34,541,483,000 |

### SECCION: 2110
### INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 14,509,360,000 | 16,621,576,000 | 31,130,936,000 |
| | | C. PRESUPUESTO DE INVERSION | 10,600,000,000 | | 10,600,000,000 |
| 2102 | | CONSOLIDACIÓN PRODUCTIVA DEL SECTOR DE ENERGÍA ELÉCTRICA | 8,340,000,000 | | 8,340,000,000 |
| | 1900 | INTERSUBSECTORIAL MINAS Y ENERGÍA | 8,340,000,000 | | 8,340,000,000 |
| 2199 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR MINAS Y ENERGÍA | 2,260,000,000 | | 2,260,000,000 |
| | 1900 | INTERSUBSECTORIAL MINAS Y ENERGÍA | 2,260,000,000 | | 2,260,000,000 |
| | | TOTAL PRESUPUESTO SECCION | 25,109,360,000 | 16,621,576,000 | 41,730,936,000 |

### SECCION: 2111
### AGENCIA NACIONAL DE HIDROCARBUROS - ANH

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | | 369,411,897,000 | 369,411,897,000 |

19

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| C. PRESUPUESTO DE INVERSION | | | | 270,371,000,000 | 270,371,000,000 |
| 2103 | | CONSOLIDACIÓN PRODUCTIVA DEL SECTOR HIDROCARBUROS | | 69,205,000,000 | 69,205,000,000 |
| | 1900 | INTERSUBSECTORIAL MINAS Y ENERGÍA | | 69,205,000,000 | 69,205,000,000 |
| 2106 | | GESTIÓN DE LA INFORMACIÓN EN EL SECTOR MINERO ENERGÉTICO | | 187,000,000,000 | 187,000,000,000 |
| | 1900 | INTERSUBSECTORIAL MINAS Y ENERGÍA | | 187,000,000,000 | 187,000,000,000 |
| 2199 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR MINAS Y ENERGÍA | | 14,166,000,000 | 14,166,000,000 |
| | 1900 | INTERSUBSECTORIAL MINAS Y ENERGÍA | | 14,166,000,000 | 14,166,000,000 |
| TOTAL PRESUPUESTO SECCION | | | | 639,782,897,000 | 639,782,897,000 |

### SECCION: 2112
### AGENCIA NACIONAL DE MINERÍA - ANM

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| A. PRESUPUESTO DE FUNCIONAMIENTO | | | 22,254,566,000 | 75,845,609,000 | 98,100,175,000 |
| C. PRESUPUESTO DE INVERSION | | | 13,513,600,000 | | 13,513,600,000 |
| 2104 | | CONSOLIDACIÓN PRODUCTIVA DEL SECTOR MINERO | 10,326,500,000 | | 10,326,500,000 |
| | 1900 | INTERSUBSECTORIAL MINAS Y ENERGÍA | 10,326,500,000 | | 10,326,500,000 |
| 2105 | | DESARROLLO AMBIENTAL SOSTENIBLE DEL SECTOR MINERO ENERGÉTICO | 686,500,000 | | 686,500,000 |
| | 1900 | INTERSUBSECTORIAL MINAS Y ENERGÍA | 686,500,000 | | 686,500,000 |
| 2199 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR MINAS Y ENERGÍA | 2,500,600,000 | | 2,500,600,000 |
| | 1900 | INTERSUBSECTORIAL MINAS Y ENERGÍA | 2,500,600,000 | | 2,500,600,000 |
| TOTAL PRESUPUESTO SECCION | | | 35,768,166,000 | 75,845,609,000 | 111,613,775,000 |

### SECCION: 2201
### MINISTERIO DE EDUCACION NACIONAL

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| A. PRESUPUESTO DE FUNCIONAMIENTO | | | 34,051,993,279,424 | | 34,051,993,279,424 |
| C. PRESUPUESTO DE INVERSION | | | 3,356,654,784,947 | | 3,356,654,784,947 |
| 2201 | | CALIDAD, COBERTURA Y FORTALECIMIENTO DE LA EDUCACIÓN INICIAL, PRESCOLAR, BÁSICA Y MEDIA | 1,490,047,851,362 | | 1,490,047,851,362 |
| | 0700 | INTERSUBSECTORIAL EDUCACIÓN | 1,490,047,851,362 | | 1,490,047,851,362 |
| 2202 | | CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR | 1,819,393,960,262 | | 1,819,393,960,262 |
| | 0700 | INTERSUBSECTORIAL EDUCACIÓN | 1,819,393,960,262 | | 1,819,393,960,262 |
| 2299 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR EDUCACIÓN | 47,212,973,323 | | 47,212,973,323 |
| | 0700 | INTERSUBSECTORIAL EDUCACIÓN | 47,212,973,323 | | 47,212,973,323 |
| TOTAL PRESUPUESTO SECCION | | | 37,408,648,064,371 | | 37,408,648,064,371 |

20

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | **SECCION: 2209** | | | |
| | | **INSTITUTO NACIONAL PARA SORDOS (INSOR)** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 4,861,595,229 | | 4,861,595,229 |
| | | C. PRESUPUESTO DE INVERSION | 2,608,704,000 | 1,094,423,805 | 3,703,127,805 |
| 2203 | | CIERRE DE BRECHAS PARA EL GOCE EFECTIVO DE DERECHOS FUNDAMENTALES DE LA POBLACIÓN EN CONDICIÓN DE DISCAPACIDAD | 2,035,232,111 | 754,876,966 | 2,790,109,077 |
| | 0700 | INTERSUBSECTORIAL EDUCACIÓN | 2,035,232,111 | 754,876,966 | 2,790,109,077 |
| 2299 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR EDUCACIÓN | 573,471,889 | 339,546,839 | 913,018,728 |
| | 0700 | INTERSUBSECTORIAL EDUCACIÓN | 573,471,889 | 339,546,839 | 913,018,728 |
| | | TOTAL PRESUPUESTO SECCION | 7,470,299,229 | 1,094,423,805 | 8,564,723,034 |
| | | **SECCION: 2210** | | | |
| | | **INSTITUTO NACIONAL PARA CIEGOS (INCI)** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 4,979,464,025 | 250,680,581 | 5,230,144,606 |
| | | C. PRESUPUESTO DE INVERSION | 1,637,958,589 | 749,695,722 | 2,387,654,311 |
| 2203 | | CIERRE DE BRECHAS PARA EL GOCE EFECTIVO DE DERECHOS FUNDAMENTALES DE LA POBLACIÓN EN CONDICIÓN DE DISCAPACIDAD | 1,487,958,589 | 652,696,699 | 2,140,655,288 |
| | 0700 | INTERSUBSECTORIAL EDUCACIÓN | 1,487,958,589 | 652,696,699 | 2,140,655,288 |
| 2299 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR EDUCACIÓN | 150,000,000 | 96,999,023 | 246,999,023 |
| | 0700 | INTERSUBSECTORIAL EDUCACIÓN | 150,000,000 | 96,999,023 | 246,999,023 |
| | | TOTAL PRESUPUESTO SECCION | 6,617,422,614 | 1,000,376,303 | 7,617,798,917 |
| | | **SECCION: 2234** | | | |
| | | **ESCUELA TECNOLOGICA INSTITUTO TECNICO CENTRAL** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 15,902,487,104 | 4,585,933,367 | 20,488,420,471 |
| | | C. PRESUPUESTO DE INVERSION | 900,000,000 | 6,464,871,225 | 7,364,871,225 |
| 2202 | | CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR | 900,000,000 | 5,793,009,809 | 6,693,009,809 |
| | 0700 | INTERSUBSECTORIAL EDUCACIÓN | 900,000,000 | 5,793,009,809 | 6,693,009,809 |
| 2299 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR EDUCACIÓN | | 671,861,416 | 671,861,416 |
| | 0700 | INTERSUBSECTORIAL EDUCACIÓN | | 671,861,416 | 671,861,416 |
| | | TOTAL PRESUPUESTO SECCION | 16,802,487,104 | 11,050,804,592 | 27,853,291,696 |
| | | **SECCION: 2238** | | | |
| | | **INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 3,129,080,017 | 446,259,357 | 3,575,339,374 |

21

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | C. PRESUPUESTO DE INVERSION | 2,981,135,334 | 182,900,000 | 3,164,035,334 |
| 2202 | | CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR | 2,981,135,334 | 182,900,000 | 3,164,035,334 |
| | 0700 | INTERSUBSECTORIAL EDUCACIÓN | 2,981,135,334 | 182,900,000 | 3,164,035,334 |
| | | TOTAL PRESUPUESTO SECCION | 6,110,215,351 | 629,159,357 | 6,739,374,708 |

SECCION: 2239

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 3,781,777,583 | 703,063,488 | 4,484,841,071 |
| | | C. PRESUPUESTO DE INVERSION | 863,410,507 | 1,199,015,007 | 2,062,425,514 |
| 2202 | | CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR | 407,727,500 | 1,199,015,007 | 1,606,742,507 |
| | 0700 | INTERSUBSECTORIAL EDUCACIÓN | 407,727,500 | 1,199,015,007 | 1,606,742,507 |
| 2299 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR EDUCACIÓN | 455,683,007 | | 455,683,007 |
| | 0700 | INTERSUBSECTORIAL EDUCACIÓN | 455,683,007 | | 455,683,007 |
| | | TOTAL PRESUPUESTO SECCION | 4,645,188,090 | 1,902,078,495 | 6,547,266,585 |

SECCION: 2241

INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 7,548,984,162 | 7,053,813,999 | 14,602,798,161 |
| | | C. PRESUPUESTO DE INVERSION | 1,000,000,000 | 2,325,767,753 | 3,325,767,753 |
| 2202 | | CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR | 900,000,000 | 1,408,317,788 | 2,308,317,788 |
| | 0700 | INTERSUBSECTORIAL EDUCACIÓN | 900,000,000 | 1,408,317,788 | 2,308,317,788 |
| 2299 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR EDUCACIÓN | 100,000,000 | 917,449,965 | 1,017,449,965 |
| | 0700 | INTERSUBSECTORIAL EDUCACIÓN | 100,000,000 | 917,449,965 | 1,017,449,965 |
| | | TOTAL PRESUPUESTO SECCION | 8,548,984,162 | 9,379,581,752 | 17,928,565,914 |

SECCION: 2242

INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 4,336,731,805 | 2,016,718,784 | 6,353,450,589 |
| | | C. PRESUPUESTO DE INVERSION | 1,200,000,000 | 105,000,000 | 1,305,000,000 |
| 2202 | | CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR | 1,200,000,000 | 105,000,000 | 1,305,000,000 |
| | 0700 | INTERSUBSECTORIAL EDUCACIÓN | 1,200,000,000 | 105,000,000 | 1,305,000,000 |
| | | TOTAL PRESUPUESTO SECCION | 5,536,731,805 | 2,121,718,784 | 7,658,450,589 |

SECCION: 2301

MINISTERIO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 66,328,488,778 | | 66,328,488,778 |

22

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| **C. PRESUPUESTO DE INVERSION** | | | **17,809,000,000** | | **17,809,000,000** |
| 2301 | | FACILITAR EL ACCESO Y USO DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES (TIC) EN TODO EL TERRITORIO NACIONAL | 14,246,968,000 | | 14,246,968,000 |
| | 0400 | INTERSUBSECTORIAL COMUNICACIONES | 14,246,968,000 | | 14,246,968,000 |
| 2399 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMUNICACIONES | 3,562,032,000 | | 3,562,032,000 |
| | 0400 | INTERSUBSECTORIAL COMUNICACIONES | 3,562,032,000 | | 3,562,032,000 |
| **TOTAL PRESUPUESTO SECCION** | | | **84,137,488,778** | | **84,137,488,778** |

SECCION: 2306

FONDO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES

| | | | | | |
|---|---|---|---|---|---|
| **A. PRESUPUESTO DE FUNCIONAMIENTO** | | | | **408,848,907,338** | **408,848,907,338** |
| **C. PRESUPUESTO DE INVERSION** | | | | **745,388,492,662** | **745,388,492,662** |
| 2301 | | FACILITAR EL ACCESO Y USO DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES (TIC) EN TODO EL TERRITORIO NACIONAL | | 513,113,492,662 | 513,113,492,662 |
| | 0400 | INTERSUBSECTORIAL COMUNICACIONES | | 513,113,492,662 | 513,113,492,662 |
| 2302 | | FOMENTO DEL DESARROLLO DE APLICACIONES, SOFTWARE Y CONTENIDOS PARA IMPULSAR LA APROPIACIÓN DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES (TIC) | | 174,981,000,000 | 174,981,000,000 |
| | 0400 | INTERSUBSECTORIAL COMUNICACIONES | | 174,981,000,000 | 174,981,000,000 |
| 2399 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMUNICACIONES | | 57,294,000,000 | 57,294,000,000 |
| | 0400 | INTERSUBSECTORIAL COMUNICACIONES | | 57,294,000,000 | 57,294,000,000 |
| **TOTAL PRESUPUESTO SECCION** | | | | **1,154,237,400,000** | **1,154,237,400,000** |

SECCION: 2309

AGENCIA NACIONAL DEL ESPECTRO - ANE

| | | | | | |
|---|---|---|---|---|---|
| **A. PRESUPUESTO DE FUNCIONAMIENTO** | | | | **13,234,492,593** | **13,234,492,593** |
| **C. PRESUPUESTO DE INVERSION** | | | | **11,956,774,518** | **11,956,774,518** |
| 2301 | | FACILITAR EL ACCESO Y USO DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES (TIC) EN TODO EL TERRITORIO NACIONAL | | 7,877,504,131 | 7,877,504,131 |
| | 0400 | INTERSUBSECTORIAL COMUNICACIONES | | 7,877,504,131 | 7,877,504,131 |
| 2399 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMUNICACIONES | | 4,079,270,387 | 4,079,270,387 |
| | 0400 | INTERSUBSECTORIAL COMUNICACIONES | | 4,079,270,387 | 4,079,270,387 |
| **TOTAL PRESUPUESTO SECCION** | | | | **25,191,267,111** | **25,191,267,111** |

SECCION: 2310

AUTORIDAD NACIONAL DE TELEVISION ANTV

| | | | | | |
|---|---|---|---|---|---|
| **A. PRESUPUESTO DE FUNCIONAMIENTO** | | | | **20,463,906,608** | **20,463,906,608** |


23

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | C. PRESUPUESTO DE INVERSION | | 267,318,693,392 | 267,318,693,392 |
| 2301 | | FACILITAR EL ACCESO Y USO DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES (TIC) EN TODO EL TERRITORIO NACIONAL | | 246,414,808,041 | 246,414,808,041 |
| | 0400 | INTERSUBSECTORIAL COMUNICACIONES | | 246,414,808,041 | 246,414,808,041 |
| 2302 | | FOMENTO DEL DESARROLLO DE APLICACIONES, SOFTWARE Y CONTENIDOS PARA IMPULSAR LA APROPIACIÓN DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES (TIC) | | 6,432,810,290 | 6,432,810,290 |
| | 0400 | INTERSUBSECTORIAL COMUNICACIONES | | 6,432,810,290 | 6,432,810,290 |
| 2399 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMUNICACIONES | | 14,471,075,061 | 14,471,075,061 |
| | 0400 | INTERSUBSECTORIAL COMUNICACIONES | | 14,471,075,061 | 14,471,075,061 |
| | | TOTAL PRESUPUESTO SECCION | | 287,782,600,000 | 287,782,600,000 |

### SECCION: 2311
### COMPUTADORES PARA EDUCAR CPE

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | | 17,877,565,391 | 17,877,565,391 |
| | | C. PRESUPUESTO DE INVERSION | | 36,047,434,609 | 36,047,434,609 |
| 2301 | | FACILITAR EL ACCESO Y USO DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES (TIC) EN TODO EL TERRITORIO NACIONAL | | 36,047,434,609 | 36,047,434,609 |
| | 0400 | INTERSUBSECTORIAL COMUNICACIONES | | 36,047,434,609 | 36,047,434,609 |
| | | TOTAL PRESUPUESTO SECCION | | 53,925,000,000 | 53,925,000,000 |

### SECCION: 2401
### MINISTERIO DE TRANSPORTE

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 71,640,870,212 | | 71,640,870,212 |
| | | B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA | 14,771,043,701 | | 14,771,043,701 |
| | | C. PRESUPUESTO DE INVERSION | 44,430,400,000 | | 44,430,400,000 |
| 2402 | | INFRAESTRUCTURA RED VIAL REGIONAL | 18,203,000,000 | | 18,203,000,000 |
| | 0600 | INTERSUBSECTORIAL TRANSPORTE | 18,203,000,000 | | 18,203,000,000 |
| 2406 | | INFRAESTRUCTURA DE TRANSPORTE FLUVIAL | 11,430,400,000 | | 11,430,400,000 |
| | 0600 | INTERSUBSECTORIAL TRANSPORTE | 11,430,400,000 | | 11,430,400,000 |
| 2407 | | INFRAESTRUCTURA Y SERVICIOS DE LOGISTICA DE TRANSPORTE | 1,000,000,000 | | 1,000,000,000 |
| | 0600 | INTERSUBSECTORIAL TRANSPORTE | 1,000,000,000 | | 1,000,000,000 |
| 2410 | | REGULACIÓN Y SUPERVISIÓN DE INFRAESTRUCTURA Y SERVICIOS DE TRANSPORTE | 200,000,000 | | 200,000,000 |
| | 0600 | INTERSUBSECTORIAL TRANSPORTE | 200,000,000 | | 200,000,000 |
| 2499 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRANSPORTE | 13,597,000,000 | | 13,597,000,000 |
| | 0600 | INTERSUBSECTORIAL TRANSPORTE | 13,597,000,000 | | 13,597,000,000 |
| | | TOTAL PRESUPUESTO SECCION | 130,842,313,913 | | 130,842,313,913 |

24

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | **SECCION: 2402** | | | |
| | | **INSTITUTO NACIONAL DE VIAS** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 129,018,297,972 | 63,795,608,600 | 192,813,906,572 |
| | | B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA | 6,970,010,100 | | 6,970,010,100 |
| | | C. PRESUPUESTO DE INVERSION | 1,561,417,812,232 | 486,246,415,700 | 2,047,664,227,932 |
| 2401 | | INFRAESTRUCTURA RED VIAL PRIMARIA | 993,563,602,363 | 351,037,357,633 | 1,344,600,959,996 |
| | 0600 | INTERSUBSECTORIAL TRANSPORTE | 993,563,602,363 | 351,037,357,633 | 1,344,600,959,996 |
| 2402 | | INFRAESTRUCTURA RED VIAL REGIONAL | 567,854,209,869 | 18,274,964,825 | 586,129,174,694 |
| | 0600 | INTERSUBSECTORIAL TRANSPORTE | 567,854,209,869 | 18,274,964,825 | 586,129,174,694 |
| 2404 | | INFRAESTRUCTURA DE TRANSPORTE FÉRREO | | 2,500,000,000 | 2,500,000,000 |
| | 0600 | INTERSUBSECTORIAL TRANSPORTE | | 2,500,000,000 | 2,500,000,000 |
| 2405 | | INFRAESTRUCTURA DE TRANSPORTE MARÍTIMO | | 31,414,355,508 | 31,414,355,508 |
| | 0600 | INTERSUBSECTORIAL TRANSPORTE | | 31,414,355,508 | 31,414,355,508 |
| 2406 | | INFRAESTRUCTURA DE TRANSPORTE FLUVIAL | | 6,900,000,000 | 6,900,000,000 |
| | 0600 | INTERSUBSECTORIAL TRANSPORTE | | 6,900,000,000 | 6,900,000,000 |
| 2499 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRANSPORTE | | 76,119,737,734 | 76,119,737,734 |
| | 0600 | INTERSUBSECTORIAL TRANSPORTE | | 76,119,737,734 | 76,119,737,734 |
| | | **TOTAL PRESUPUESTO SECCION** | 1,697,406,120,304 | 550,042,024,300 | 2,247,448,144,604 |
| | | **SECCION: 2412** | | | |
| | | **UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | | 523,394,498,795 | 523,394,498,795 |
| | | B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA | | 1,145,793,361 | 1,145,793,361 |
| | | C. PRESUPUESTO DE INVERSION | | 627,373,000,000 | 627,373,000,000 |
| 2403 | | INFRAESTRUCTURA Y SERVICIOS DE TRANSPORTE AÉREO | | 515,321,793,126 | 515,321,793,126 |
| | 0600 | INTERSUBSECTORIAL TRANSPORTE | | 515,321,793,126 | 515,321,793,126 |
| 2409 | | SEGURIDAD DE TRANSPORTE | | 66,047,206,874 | 66,047,206,874 |
| | 0600 | INTERSUBSECTORIAL TRANSPORTE | | 66,047,206,874 | 66,047,206,874 |
| 2499 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRANSPORTE | | 46,004,000,000 | 46,004,000,000 |
| | 0600 | INTERSUBSECTORIAL TRANSPORTE | | 46,004,000,000 | 46,004,000,000 |
| | | **TOTAL PRESUPUESTO SECCION** | | 1,151,913,292,156 | 1,151,913,292,156 |
| | | **SECCION: 2413** | | | |
| | | **AGENCIA NACIONAL DE INFRAESTRUCTURA** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 1,741,080,189 | 71,841,943,415 | 73,583,023,604 |
| | | B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA | 666,693,528,550 | | 666,693,528,550 |

25

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | **C. PRESUPUESTO DE INVERSION** | 1,556,860,292,384 | 199,103,799,251 | 1,755,964,091,635 |
| 2401 | | INFRAESTRUCTURA RED VIAL PRIMARIA | 1,515,477,292,384 | 39,282,952,000 | 1,554,760,244,384 |
| | 0600 | INTERSUBSECTORIAL TRANSPORTE | 1,515,477,292,384 | 39,282,952,000 | 1,554,760,244,384 |
| 2404 | | INFRAESTRUCTURA DE TRANSPORTE FÉRREO | 41,383,000,000 | 102,450,689,253 | 143,833,689,253 |
| | 0600 | INTERSUBSECTORIAL TRANSPORTE | 41,383,000,000 | 102,450,689,253 | 143,833,689,253 |
| 2405 | | INFRAESTRUCTURA DE TRANSPORTE MARÍTIMO | | 1,872,000,000 | 1,872,000,000 |
| | 0600 | INTERSUBSECTORIAL TRANSPORTE | | 1,872,000,000 | 1,872,000,000 |
| 2499 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRANSPORTE | | 55,498,157,998 | 55,498,157,998 |
| | 0600 | INTERSUBSECTORIAL TRANSPORTE | | 55,498,157,998 | 55,498,157,998 |
| | | **TOTAL PRESUPUESTO SECCION** | 2,225,294,901,123 | 270,945,742,666 | 2,496,240,643,789 |

SECCION: 2414
UNIDAD DE PLANEACION DEL SECTOR DE INFRAESTRUCTURA DE TRANSPORTE

| | | | | | |
|---|---|---|---|---|---|
| | | **A. PRESUPUESTO DE FUNCIONAMIENTO** | 2,360,992,501 | | 2,360,992,501 |
| | | **TOTAL PRESUPUESTO SECCION** | 2,360,992,501 | | 2,360,992,501 |

SECCION: 2415
COMISION DE REGULACION DE INFRAESTRUCTURA Y TRANSPORTE

| | | | | | |
|---|---|---|---|---|---|
| | | **A. PRESUPUESTO DE FUNCIONAMIENTO** | 2,360,992,501 | | 2,360,992,501 |
| | | **TOTAL PRESUPUESTO SECCION** | 2,360,992,501 | | 2,360,992,501 |

SECCION: 2416
AGENCIA NACIONAL DE SEGURIDAD VIAL

| | | | | | |
|---|---|---|---|---|---|
| | | **A. PRESUPUESTO DE FUNCIONAMIENTO** | | 17,698,562,670 | 17,698,562,670 |
| | | **C. PRESUPUESTO DE INVERSION** | | 130,000,000,000 | 130,000,000,000 |
| 2409 | | SEGURIDAD DE TRANSPORTE | | 130,000,000,000 | 130,000,000,000 |
| | 0600 | INTERSUBSECTORIAL TRANSPORTE | | 130,000,000,000 | 130,000,000,000 |
| | | **TOTAL PRESUPUESTO SECCION** | | 147,698,562,670 | 147,698,562,670 |

SECCION: 2417
SUPERINTENDENCIA DE PUERTOS Y TRANSPORTE

| | | | | | |
|---|---|---|---|---|---|
| | | **A. PRESUPUESTO DE FUNCIONAMIENTO** | | 27,458,991,963 | 27,458,991,963 |
| | | **C. PRESUPUESTO DE INVERSION** | | 14,083,000,000 | 14,083,000,000 |
| 2410 | | REGULACIÓN Y SUPERVISIÓN DE INFRAESTRUCTURA Y SERVICIOS DE TRANSPORTE | | 8,781,000,000 | 8,781,000,000 |
| | 0600 | INTERSUBSECTORIAL TRANSPORTE | | 8,781,000,000 | 8,781,000,000 |

26

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| 2499 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRANSPORTE | | 5,302,000,000 | 5,302,000,000 |
| | 0600 | INTERSUBSECTORIAL TRANSPORTE | | 5,302,000,000 | 5,302,000,000 |
| | | TOTAL PRESUPUESTO SECCION | | 41,541,991,963 | 41,541,991,963 |


SECCION: 2501

PROCURADURIA GENERAL DE LA NACIÓN


| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 570,838,234,313 | | 570,838,234,313 |
| | | C. PRESUPUESTO DE INVERSION | 43,262,524,118 | | 43,262,524,118 |
| 2502 | | PROMOCIÓN, PROTECCIÓN Y DEFENSA DE LOS DERECHOS HUMANOS Y EL DERECHO INTERNACIONAL HUMANITARIO | 155,000,000 | | 155,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 155,000,000 | | 155,000,000 |
| 2503 | | LUCHA CONTRA LA CORRUPCIÓN | 6,950,000,000 | | 6,950,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 6,950,000,000 | | 6,950,000,000 |
| 2599 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR ORGANISMOS DE CONTROL | 36,157,524,118 | | 36,157,524,118 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 36,157,524,118 | | 36,157,524,118 |
| | | TOTAL PRESUPUESTO SECCION | 614,100,758,431 | | 614,100,758,431 |


SECCION: 2502

DEFENSORIA DEL PUEBLO


| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 473,593,855,771 | | 473,593,855,771 |
| | | C. PRESUPUESTO DE INVERSION | 36,015,382,139 | | 36,015,382,139 |
| 2502 | | PROMOCIÓN, PROTECCIÓN Y DEFENSA DE LOS DERECHOS HUMANOS Y EL DERECHO INTERNACIONAL HUMANITARIO | 20,137,974,178 | | 20,137,974,178 |
| | 0100 | INTERSUBSECTORIAL DEFENSA Y SEGURIDAD | 16,953,300,000 | | 16,953,300,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 3,184,674,178 | | 3,184,674,178 |
| 2599 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR ORGANISMOS DE CONTROL | 15,877,407,961 | | 15,877,407,961 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 15,877,407,961 | | 15,877,407,961 |
| | | TOTAL PRESUPUESTO SECCION | 509,609,237,910 | | 509,609,237,910 |


SECCION: 2601

CONTRALORIA GENERAL DE LA REPUBLICA


| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 476,675,921,943 | | 476,675,921,943 |

27

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| C. PRESUPUESTO DE INVERSION | | | 152,072,000,000 | | 152,072,000,000 |
| 2501 | | FORTALECIMIENTO DEL CONTROL Y LA VIGILANCIA DE LA GESTIÓN FISCAL Y RESARCIMIENTO AL DAÑO DEL PATRIMONIO PÚBLICO | 28,004,000,000 | | 28,004,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 28,004,000,000 | | 28,004,000,000 |
| 2599 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR ORGANISMOS DE CONTROL | 124,068,000,000 | | 124,068,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 124,068,000,000 | | 124,068,000,000 |
| TOTAL PRESUPUESTO SECCION | | | 628,747,921,943 | | 628,747,921,943 |

SECCION: 2602

FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA

| | | | | | |
|---|---|---|---|---|---|
| A. PRESUPUESTO DE FUNCIONAMIENTO | | | 38,316,042,396 | 21,823,000,000 | 60,139,042,396 |
| TOTAL PRESUPUESTO SECCION | | | 38,316,042,396 | 21,823,000,000 | 60,139,042,396 |

SECCION: 2701

RAMA JUDICIAL

| | | | | | |
|---|---|---|---|---|---|
| A. PRESUPUESTO DE FUNCIONAMIENTO | | | 3,801,006,688,861 | | 3,801,006,688,861 |
| C. PRESUPUESTO DE INVERSION | | | 282,827,000,000 | | 282,827,000,000 |
| 2701 | | MEJORAMIENTO DE LAS COMPETENCIAS DE LA ADMINISTRACION DE JUSTICIA | 282,827,000,000 | | 282,827,000,000 |
| | 0800 | INTERSUBSECTORIAL JUSTICIA | 282,827,000,000 | | 282,827,000,000 |
| TOTAL PRESUPUESTO SECCION | | | 4,083,833,688,861 | | 4,083,833,688,861 |

SECCION: 2801

REGISTRADURIA NACIONAL DEL ESTADO CIVIL

| | | | | | |
|---|---|---|---|---|---|
| A. PRESUPUESTO DE FUNCIONAMIENTO | | | 1,618,479,325,010 | | 1,618,479,325,010 |
| C. PRESUPUESTO DE INVERSION | | | 50,000,000,000 | | 50,000,000,000 |
| 2802 | | IDENTIFICACIÓN Y REGISTRO DEL ESTADO CIVIL DE LA POBLACIÓN | 50,000,000,000 | | 50,000,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 50,000,000,000 | | 50,000,000,000 |
| TOTAL PRESUPUESTO SECCION | | | 1,668,479,325,010 | | 1,668,479,325,010 |

SECCION: 2802

FONDO ROTATORIO DE LA REGISTRADURIA

| | | | | | |
|---|---|---|---|---|---|
| A. PRESUPUESTO DE FUNCIONAMIENTO | | | | 34,806,511,800 | 34,806,511,800 |


28

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|
| | C. PRESUPUESTO DE INVERSION | | 50,652,121,353 | 50,652,121,353 |
| 2801 | PROCESOS DEMOCRÁTICOS Y ASUNTOS ELECTORALES | | 2,937,500,000 | 2,937,500,000 |
| | 1000 . INTERSUBSECTORIAL GOBIERNO | | 2,937,500,000 | 2,937,500,000 |
| 2802 | IDENTIFICACIÓN Y REGISTRO DEL ESTADO CIVIL DE LA POBLACIÓN | | 5,277,692,489 | 5,277,692,489 |
| | 1000 INTERSUBSECTORIAL GOBIERNO | | 5,277,692,489 | 5,277,692,489 |
| 2899 | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR REGISTRADURÍA | | 42,436,928,864 | 42,436,928,864 |
| | 1000 INTERSUBSECTORIAL GOBIERNO | | 42,436,928,864 | 42,436,928,864 |
| | TOTAL PRESUPUESTO SECCION | | 85,458,633,153 | 85,458,633,153 |

## SECCION: 2803
### FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL

| | | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|
| A. PRESUPUESTO DE FUNCIONAMIENTO | | | 13,917,755,000 | 13,917,755,000 |
| TOTAL PRESUPUESTO SECCION | | | 13,917,755,000 | 13,917,755,000 |

## SECCION: 2901
### FISCALIA GENERAL DE LA NACION

| CTA PROG SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|
| | A. PRESUPUESTO DE FUNCIONAMIENTO | 3,319,786,552,129 | | 3,319,786,552,129 |
| | C. PRESUPUESTO DE INVERSION | 99,647,587,767 | | 99,647,587,767 |
| 2901 | EFECTIVIDAD DE LA INVESTIGACIÓN PENAL Y TÉCNICO CIENTÍFICA | 20,950,000,000 | | 20,950,000,000 |
| | 0800 INTERSUBSECTORIAL JUSTICIA | 20,950,000,000 | | 20,950,000,000 |
| 2999 | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR FISCALÍA | 78,697,587,767 | | 78,697,587,767 |
| | 0800 INTERSUBSECTORIAL JUSTICIA | 78,697,587,767 | | 78,697,587,767 |
| | TOTAL PRESUPUESTO SECCION | 3,419,434,139,896 | | 3,419,434,139,896 |

## SECCION: 2902
### INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES

| CTA PROG SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|
| | A. PRESUPUESTO DE FUNCIONAMIENTO | 180,484,287,558 | 1,368,110,000 | 181,852,397,558 |
| | C. PRESUPUESTO DE INVERSION | 26,187,015,352 | 9,500,000,000 | 35,687,015,352 |
| 2901 | EFECTIVIDAD DE LA INVESTIGACIÓN PENAL Y TÉCNICO CIENTÍFICA | 12,402,000,000 | 9,500,000,000 | 21,902,000,000 |
| | 0800 INTERSUBSECTORIAL JUSTICIA | 12,402,000,000 | 9,500,000,000 | 21,902,000,000 |
| 2999 | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR FISCALÍA | 13,785,015,352 | | 13,785,015,352 |
| | 0800 INTERSUBSECTORIAL JUSTICIA | 13,785,015,352 | | 13,785,015,352 |
| | TOTAL PRESUPUESTO SECCION | 206,671,302,910 | 10,868,110,000 | 217,539,412,910 |

29

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | **SECCION: 2904** | | | |
| | | **FONDO ESPECIAL PARA LA ADMINISTRACION DE BIENES DE LA FISCALIA GENERAL DE LA NACION** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | | 4,000,000,000 | 4,000,000,000 |
| | | C. PRESUPUESTO DE INVERSION | | 17,024,000,000 | 17,024,000,000 |
| 2901 | | EFECTIVIDAD DE LA INVESTIGACIÓN PENAL Y TÉCNICO CIENTÍFICA | | 6,000,000,000 | 6,000,000,000 |
| | 0800 | INTERSUBSECTORIAL JUSTICIA | | 6,000,000,000 | 6,000,000,000 |
| 2999 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR FISCALÍA | | 11,024,000,000 | 11,024,000,000 |
| | 0800 | INTERSUBSECTORIAL JUSTICIA | | 11,024,000,000 | 11,024,000,000 |
| | | TOTAL PRESUPUESTO SECCION | | 21,024,000,000 | 21,024,000,000 |
| | | **SECCION: 3201** | | | |
| | | **MINISTERIO DE AMBIENTE Y DESARROLLO SOSTENIBLE** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 169,671,080,000 | | 169,671,080,000 |
| | | C. PRESUPUESTO DE INVERSION | 110,318,849,171 | | 110,318,849,171 |
| 3201 | | FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS | 6,465,858,797 | | 6,465,858,797 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 6,465,858,797 | | 6,465,858,797 |
| 3202 | | CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS | 33,423,648,404 | | 33,423,648,404 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 33,423,648,404 | | 33,423,648,404 |
| 3203 | | GESTIÓN INTEGRAL DEL RECURSO HÍDRICO | 2,394,640,045 | | 2,394,640,045 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 2,394,640,045 | | 2,394,640,045 |
| 3204 | | GESTIÓN DE LA INFORMACIÓN Y EL CONOCIMIENTO AMBIENTAL | 21,265,824,845 | | 21,265,824,845 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 21,265,824,845 | | 21,265,824,845 |
| 3205 | | ORDENAMIENTO AMBIENTAL TERRITORIAL | 3,154,015,731 | | 3,154,015,731 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 3,154,015,731 | | 3,154,015,731 |
| 3206 | | GESTIÓN DEL CAMBIO CLIMATICO PARA UN DESARROLLO BAJO EN CARBONO Y RESILIENTE AL CLIMA | 2,378,221,576 | | 2,378,221,576 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 2,378,221,576 | | 2,378,221,576 |
| 3207 | | GESTIÓN INTEGRAL DE MARES, COSTAS Y RECURSOS ACUÁTICOS | 2,382,024,023 | | 2,382,024,023 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 2,382,024,023 | | 2,382,024,023 |
| 3208 | | EDUCACION AMBIENTAL | 1,046,424,584 | | 1,046,424,584 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 1,046,424,584 | | 1,046,424,584 |
| 3299 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AMBIENTE Y DESARROLLO SOSTENIBLE | 37,808,191,166 | | 37,808,191,166 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 37,808,191,166 | | 37,808,191,166 |
| | | TOTAL PRESUPUESTO SECCION | 279,989,929,171 | | 279,989,929,171 |

30

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | **SECCION: 3202** | | | |
| | | **INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES-IDEAM** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 43,340,876,000 | 1,000,000,000 | 44,340,876,000 |
| | | C. PRESUPUESTO DE INVERSION | 16,563,263,246 | 4,199,000,000 | 20,762,263,246 |
| 3204 | | GESTIÓN DE LA INFORMACIÓN Y EL CONOCIMIENTO AMBIENTAL | 15,065,159,866 | 4,199,000,000 | 19,264,159,866 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 15,065,159,866 | 4,199,000,000 | 19,264,159,866 |
| 3299 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AMBIENTE Y DESARROLLO SOSTENIBLE | 1,498,103,380 | | 1,498,103,380 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 1,498,103,380 | | 1,498,103,380 |
| | | TOTAL PRESUPUESTO SECCION | 59,904,139,246 | 5,199,000,000 | 65,103,139,246 |
| | | **SECCION: 3204** | | | |
| | | **FONDO NACIONAL AMBIENTAL** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | | 29,531,285,000 | 29,531,285,000 |
| | | C. PRESUPUESTO DE INVERSION | 100,000,000,000 | 89,903,000,000 | 189,903,000,000 |
| 3201 | | FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS | | 66,514,954,317 | 66,514,954,317 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | | 66,514,954,317 | 66,514,954,317 |
| 3202 | | CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS | | 17,977,530,348 | 17,977,530,348 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | | 17,977,530,348 | 17,977,530,348 |
| 3299 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AMBIENTE Y DESARROLLO SOSTENIBLE | 100,000,000,000 | 5,410,515,335 | 105,410,515,335 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 100,000,000,000 | 5,410,515,335 | 105,410,515,335 |
| | | TOTAL PRESUPUESTO SECCION | 100,000,000,000 | 119,434,285,000 | 219,434,285,000 |
| | | **SECCION: 3208** | | | |
| | | **CORPORACION AUTONOMA REGIONAL DE LOS VALLES DEL SINU Y SAN JORGE (CVS)** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 2,784,889,000 | | 2,784,889,000 |
| | | TOTAL PRESUPUESTO SECCION | 2,784,889,000 | | 2,784,889,000 |
| | | **SECCION: 3209** | | | |
| | | **CORPORACION AUTONOMA REGIONAL DEL QUINDIO (CRQ)** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 4,605,483,000 | | 4,605,483,000 |
| | | TOTAL PRESUPUESTO SECCION | 4,605,483,000 | | 4,605,483,000 |
| | | **SECCION: 3210** | | | |
| | | **CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL URABA - CORPOURABA** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 3,283,601,000 | | 3,283,601,000 |

31

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| C. PRESUPUESTO DE INVERSION | | | 2,585,806,566 | | 2,585,806,566 |
| 3202 | | CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS | 773,909,219 | | 773,909,219 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 773,909,219 | | 773,909,219 |
| 3203 | | GESTIÓN INTEGRAL DEL RECURSO HÍDRICO | 1,811,897,347 | | 1,811,897,347 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 1,811,897,347 | | 1,811,897,347 |
| TOTAL PRESUPUESTO SECCION | | | 5,869,407,566 | | 5,869,407,566 |

SECCION: 3211

CORPORACION AUTONOMA REGIONAL DE CALDAS (CORPOCALDAS)

| | | | | | |
|---|---|---|---|---|---|
| A. PRESUPUESTO DE FUNCIONAMIENTO | | | 3,339,078,000 | | 3,339,078,000 |
| TOTAL PRESUPUESTO SECCION | | | 3,339,078,000 | | 3,339,078,000 |

SECCION: 3212

CORPORACION AUTONOMA REGIONAL PARA EL DESARROLLO SOSTENIBLE DEL CHOCO - CODECHOCO

| | | | | | |
|---|---|---|---|---|---|
| A. PRESUPUESTO DE FUNCIONAMIENTO | | | 1,839,115,000 | | 1,839,115,000 |
| C. PRESUPUESTO DE INVERSION | | | 4,305,940,290 | | 4,305,940,290 |
| 3201 | | FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS | 1,391,898,410 | | 1,391,898,410 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 1,391,898,410 | | 1,391,898,410 |
| 3202 | | CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS | 1,414,041,880 | | 1,414,041,880 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 1,414,041,880 | | 1,414,041,880 |
| 3207 | | GESTIÓN INTEGRAL DE MARES, COSTAS Y RECURSOS ACUÁTICOS | 1,500,000,000 | | 1,500,000,000 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 1,500,000,000 | | 1,500,000,000 |
| TOTAL PRESUPUESTO SECCION | | | 6,145,055,290 | | 6,145,055,290 |

SECCION: 3213

COORPORACION AUTONOMA REGIONAL PARA LA DEFENSA DE LA MESETA DE BUCARAMANGA CDMB

| | | | | | |
|---|---|---|---|---|---|
| A. PRESUPUESTO DE FUNCIONAMIENTO | | | 1,056,825,000 | | 1,056,825,000 |
| TOTAL PRESUPUESTO SECCION | | | 1,056,825,000 | | 1,056,825,000 |

SECCION: 3214

CORPORACION AUTONOMA REGIONAL DEL TOLIMA (CORTOLIMA)

| | | | | | |
|---|---|---|---|---|---|
| A. PRESUPUESTO DE FUNCIONAMIENTO | | | 1,892,476,000 | | 1,892,476,000 |
| TOTAL PRESUPUESTO SECCION | | | 1,892,476,000 | | 1,892,476,000 |


32

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | **SECCION: 3215** | | | |
| | | CORPORACION AUTONOMA REGIONAL DE RISARALDA (CARDER) | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 2,351,295,000 | | 2,351,295,000 |
| | | TOTAL PRESUPUESTO SECCION | 2,351,295,000 | | 2,351,295,000 |
| | | **SECCION: 3216** | | | |
| | | CORPORACION AUTONOMA REGIONAL DE NARINO (CORPONARINO) | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 2,284,002,000 | | 2,284,002,000 |
| | | C. PRESUPUESTO DE INVERSION | 533,889,917 | | 533,889,917 |
| 3202 | | CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS | 533,889,917 | | 533,889,917 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 533,889,917 | | 533,889,917 |
| | | TOTAL PRESUPUESTO SECCION | 2,817,891,917 | | 2,817,891,917 |
| | | **SECCION: 3217** | | | |
| | | CORPORACION AUTONOMA REGIONAL DE LA FRONTERA NORORIENTAL (CORPONOR) | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 3,349,551,000 | | 3,349,551,000 |
| | | TOTAL PRESUPUESTO SECCION | 3,349,551,000 | | 3,349,551,000 |
| | | **SECCION: 3218** | | | |
| | | CORPORACIÓN AUTÓNOMA REGIONAL DE LA GUAJIRA (CORPOGUAJIRA) | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 3,329,833,000 | | 3,329,833,000 |
| | | C. PRESUPUESTO DE INVERSION | 2,321,608,279 | | 2,321,608,279 |
| 3201 | | FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS | 832,785,635 | | 832,785,635 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 832,785,635 | | 832,785,635 |
| 3202 | | CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS | 1,488,822,644 | | 1,488,822,644 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 1,488,822,644 | | 1,488,822,644 |
| | | TOTAL PRESUPUESTO SECCION | 5,651,441,279 | | 5,651,441,279 |
| | | **SECCION: 3219** | | | |
| | | CORPORACION AUTONOMA REGIONAL DEL CESAR (CORPOCESAR) | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 2,614,111,000 | | 2,614,111,000 |
| | | TOTAL PRESUPUESTO SECCION | 2,614,111,000 | | 2,614,111,000 |
| | | **SECCION: 3221** | | | |
| | | CORPORACION AUTONOMA REGIONAL DEL CAUCA (CRC) | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 5,168,285,000 | | 5,168,285,000 |

33

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| C. PRESUPUESTO DE INVERSION | | | 2,241,716,159 | | 2,241,716,159 |
| 3202 | | CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS | 1,479,986,159 | | 1,479,986,159 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 1,479,986,159 | | 1,479,986,159 |
| 3208 | | EDUCACION AMBIENTAL | 761,730,000 | | 761,730,000 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 761,730,000 | | 761,730,000 |
| TOTAL PRESUPUESTO SECCION | | | 7,410,001,159 | | 7,410,001,159 |

**SECCION: 3222**

**CORPORACION AUTONOMA REGIONAL DEL MAGDALENA (CORPAMAG)**

| | | | | | |
|---|---|---|---|---|---|
| A. PRESUPUESTO DE FUNCIONAMIENTO | | | 4,202,244,000 | | 4,202,244,000 |
| TOTAL PRESUPUESTO SECCION | | | 4,202,244,000 | | 4,202,244,000 |

**SECCION: 3223**

**CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL SUR DE LA AMAZONIA - CORPOAMAZONIA**

| | | | | | |
|---|---|---|---|---|---|
| A. PRESUPUESTO DE FUNCIONAMIENTO | | | 2,063,567,000 | | 2,063,567,000 |
| C. PRESUPUESTO DE INVERSION | | | 2,729,212,033 | | 2,729,212,033 |
| 3202 | | CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS | 2,729,212,033 | | 2,729,212,033 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 2,729,212,033 | | 2,729,212,033 |
| TOTAL PRESUPUESTO SECCION | | | 4,792,779,033 | | 4,792,779,033 |

**SECCION: 3224**

**CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL NORTE Y ORIENTE DE LA AMAZONIA - CDA**

| | | | | | |
|---|---|---|---|---|---|
| A. PRESUPUESTO DE FUNCIONAMIENTO | | | 2,107,601,000 | | 2,107,601,000 |
| C. PRESUPUESTO DE INVERSION | | | 5,163,012,210 | | 5,163,012,210 |
| 3201 | | FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS | 608,175,000 | | 608,175,000 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 608,175,000 | | 608,175,000 |
| 3202 | | CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS | 3,775,000,000 | | 3,775,000,000 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 3,775,000,000 | | 3,775,000,000 |
| 3203 | | GESTIÓN INTEGRAL DEL RECURSO HÍDRICO | 779,837,210 | | 779,837,210 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 779,837,210 | | 779,837,210 |
| TOTAL PRESUPUESTO SECCION | | | 7,270,613,210 | | 7,270,613,210 |

**SECCION: 3226**

**CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL ARCHIPIELAGO DE SAN ANDRES, PROVIDENCIA Y SANTA CATALINA - CORALINA**

| | | | | | |
|---|---|---|---|---|---|
| A. PRESUPUESTO DE FUNCIONAMIENTO | | | 2,086,434,000 | | 2,086,434,000 |


34

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | C. PRESUPUESTO DE INVERSION | 2,806,471,634 | | 2,806,471,634 |
| 3202 | | CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS | 1,953,000,000 | | 1,953,000,000 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 1,953,000,000 | | 1,953,000,000 |
| 3203 | | GESTIÓN INTEGRAL DEL RECURSO HÍDRICO | 853,471,634 | | 853,471,634 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 853,471,634 | | 853,471,634 |
| | | TOTAL PRESUPUESTO SECCION | 4,892,905,634 | | 4,892,905,634 |

SECCION: 3227

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL AREA DE MANEJO ESPECIAL LA MACARENA - CORMACARENA

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 2,254,979,000 | | 2,254,979,000 |
| | | C. PRESUPUESTO DE INVERSION | 2,437,775,203 | | 2,437,775,203 |
| 3202 | | CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS | 400,000,000 | | 400,000,000 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 400,000,000 | | 400,000,000 |
| 3206 | | GESTIÓN DEL CAMBIO CLIMÁTICO PARA UN DESARROLLO BAJO EN CARBONO Y RESILIENTE AL CLIMA | 2,037,775,203 | | 2,037,775,203 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 2,037,775,203 | | 2,037,775,203 |
| | | TOTAL PRESUPUESTO SECCION | 4,692,754,203 | | 4,692,754,203 |

SECCION: 3228

CORPORACION PARA EL DESARROLLO SOSTENIBLE DE LA MOJANA Y EL SAN JORGE - CORPOMOJANA

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 2,038,476,000 | | 2,038,476,000 |
| | | C. PRESUPUESTO DE INVERSION | 3,667,308,866 | | 3,667,308,866 |
| 3202 | | CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS | 3,667,308,866 | | 3,667,308,866 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 3,667,308,866 | | 3,667,308,866 |
| | | TOTAL PRESUPUESTO SECCION | 5,705,784,866 | | 5,705,784,866 |

SECCION: 3229

CORPORACION AUTONOMA REGIONAL DE LA ORINOQUIA (CORPORINOQUIA)

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 1,872,952,000 | | 1,872,952,000 |
| | | C. PRESUPUESTO DE INVERSION | 1,736,301,020 | | 1,736,301,020 |
| 3201 | | FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS | 778,127,141 | | 778,127,141 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 778,127,141 | | 778,127,141 |
| 3202 | | CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS | 958,173,879 | | 958,173,879 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 958,173,879 | | 958,173,879 |
| | | TOTAL PRESUPUESTO SECCION | 3,609,253,020 | | 3,609,253,020 |

35

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | **SECCION: 3230** | | | |
| | | **CORPORACION AUTONOMA REGIONAL DE SUCRE (CARSUCRE)** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 2,258,619,000 | | 2,258,619,000 |
| | | C. PRESUPUESTO DE INVERSION | 2,300,581,145 | | 2,300,581,145 |
| 3202 | | CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS | 1,195,607,796 | | 1,195,607,796 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 1,195,607,796 | | 1,195,607,796 |
| 3203 | | GESTIÓN INTEGRAL DEL RECURSO HÍDRICO | 675,519,545 | | 675,519,545 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 675,519,545 | | 675,519,545 |
| 3205 | | ORDENAMIENTO AMBIENTAL TERRITORIAL | 429,453,804 | | 429,453,804 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 429,453,804 | | 429,453,804 |
| | | TOTAL PRESUPUESTO SECCION | 4,559,200,145 | | 4,559,200,145 |
| | | **SECCION: 3231** | | | |
| | | **CORPORACION AUTONOMA REGIONAL DEL ALTO MAGDALENA (CAM)** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 2,135,610,000 | | 2,135,610,000 |
| | | C. PRESUPUESTO DE INVERSION | 1,074,086,189 | | 1,074,086,189 |
| 3206 | | GESTIÓN DEL CAMBIO CLIMÁTICO PARA UN DESARROLLO BAJO EN CARBONO Y RESILIENTE AL CLIMA | 1,074,086,189 | | 1,074,086,189 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 1,074,086,189 | | 1,074,086,189 |
| | | TOTAL PRESUPUESTO SECCION | 3,209,696,189 | | 3,209,696,189 |
| | | **SECCION: 3232** | | | |
| | | **CORPORACION AUTONOMA REGIONAL DEL CENTRO DE ANTIOQUIA (CORANTIOQUIA)** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 2,259,894,000 | | 2,259,894,000 |
| | | TOTAL PRESUPUESTO SECCION | 2,259,894,000 | | 2,259,894,000 |
| | | **SECCION: 3233** | | | |
| | | **CORPORACION AUTONOMA REGIONAL DEL ATLANTICO (CRA)** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 1,740,381,000 | | 1,740,381,000 |
| | | TOTAL PRESUPUESTO SECCION | 1,740,381,000 | | 1,740,381,000 |
| | | **SECCION: 3234** | | | |
| | | **CORPORACION AUTONOMA REGIONAL DE SANTANDER (CAS)** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 2,015,814,000 | | 2,015,814,000 |

36

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | C. PRESUPUESTO DE INVERSION | 930,000,000 | | 930,000,000 |
| 3203 | | GESTIÓN INTEGRAL DEL RECURSO HÍDRICO | 930,000,000 | | 930,000,000 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 930,000,000 | | 930,000,000 |
| | | TOTAL PRESUPUESTO SECCION | 2,945,814,000 | | 2,945,814,000 |

### SECCION: 3235
### CORPORACION AUTONOMA REGIONAL DE BOYACA (CORPOBOYACA)

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 2,041,127,000 | | 2,041,127,000 |
| | | C. PRESUPUESTO DE INVERSION | 1,120,000,000 | | 1,120,000,000 |
| 3202 | | CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS | 1,120,000,000 | | 1,120,000,000 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 1,120,000,000 | | 1,120,000,000 |
| | | TOTAL PRESUPUESTO SECCION | 3,161,127,000 | | 3,161,127,000 |

### SECCION: 3236
### CORPORACION AUTONOMA REGIONAL DE CHIVOR (CORPOCHIVOR)

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 1,999,555,000 | | 1,999,555,000 |
| | | C. PRESUPUESTO DE INVERSION | 2,048,844,071 | | 2,048,844,071 |
| 3201 | | FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS | 927,898,367 | | 927,898,367 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 927,898,367 | | 927,898,367 |
| 3203 | | GESTIÓN INTEGRAL DEL RECURSO HÍDRICO | 876,200,000 | | 876,200,000 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 876,200,000 | | 876,200,000 |
| 3205 | | ORDENAMIENTO AMBIENTAL TERRITORIAL | 244,745,704 | | 244,745,704 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 244,745,704 | | 244,745,704 |
| | | TOTAL PRESUPUESTO SECCION | 4,048,399,071 | | 4,048,399,071 |

### SECCION: 3237
### CORPORACION AUTONOMA REGIONAL DEL GUAVIO CORPOGUAVIO

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 720,693,000 | | 720,693,000 |
| | | C. PRESUPUESTO DE INVERSION | 1,734,991,615 | | 1,734,991,615 |
| 3201 | | FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS | 704,018,000 | | 704,018,000 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 704,018,000 | | 704,018,000 |
| 3202 | | CONSERVACION DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS | 1,030,973,615 | | 1,030,973,615 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 1,030,973,615 | | 1,030,973,615 |
| | | TOTAL PRESUPUESTO SECCION | 2,455,684,615 | | 2,455,684,615 |

37

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | **SECCION: 3238** | | | |
| | | **CORPORACION AUTONOMA REGIONAL DEL CANAL DEL DIQUE CARDIQUE** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 2,226,992,000 | | 2,226,992,000 |
| | | TOTAL PRESUPUESTO SECCION | 2,226,992,000 | | 2,226,992,000 |
| | | **SECCION: 3239** | | | |
| | | **CORPORACION AUTONOMA REGIONAL DEL SUR DE BOLIVAR (CSB)** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 2,406,230,000 | | 2,406,230,000 |
| | | C. PRESUPUESTO DE INVERSION | 3,977,335,776 | | 3,977,335,776 |
| 3201 | | FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS | 1,761,276,258 | | 1,761,276,258 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 1,761,276,258 | | 1,761,276,258 |
| 3202 | | CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS | 900,000,000 | | 900,000,000 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 900,000,000 | | 900,000,000 |
| 3204 | | GESTIÓN DE LA INFORMACIÓN Y EL CONOCIMIENTO AMBIENTAL | 1,316,059,518 | | 1,316,059,518 |
| | 0900 | INTERSUBSECTORIAL AMBIENTE | 1,316,059,518 | | 1,316,059,518 |
| | | TOTAL PRESUPUESTO SECCION | 6,383,565,776 | | 6,383,565,776 |
| | | **SECCION: 3301** | | | |
| | | **MINISTERIO DE CULTURA** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 223,046,159,464 | | 223,046,159,464 |
| | | C. PRESUPUESTO DE INVERSION | 117,631,154,540 | | 117,631,154,540 |
| 3301 | | PROMOCIÓN Y ACCESO EFECTIVO A PROCESOS CULTURALES Y ARTÍSTICOS | 87,343,720,635 | | 87,343,720,635 |
| | 1603 | ARTE Y CULTURA | 87,343,720,635 | | 87,343,720,635 |
| 3302 | | GESTIÓN, PROTECCIÓN Y SALVAGUARDIA DEL PATRIMONIO CULTURAL COLOMBIANO | 21,194,564,587 | | 21,194,564,587 |
| | 1603 | ARTE Y CULTURA | 21,194,564,587 | | 21,194,564,587 |
| 3399 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR CULTURA | 9,092,869,318 | | 9,092,869,318 |
| | 1603 | ARTE Y CULTURA | 9,092,869,318 | | 9,092,869,318 |
| | | TOTAL PRESUPUESTO SECCION | 340,677,314,004 | | 340,677,314,004 |
| | | **SECCION: 3304** | | | |
| | | **ARCHIVO GENERAL DE LA NACION** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 10,051,249,009 | 1,445,590,844 | 11,496,839,853 |
| | | C. PRESUPUESTO DE INVERSION | 8,615,200,000 | 6,941,426,492 | 15,556,626,492 |
| 3302 | | GESTIÓN, PROTECCIÓN Y SALVAGUARDIA DEL PATRIMONIO CULTURAL COLOMBIANO | 4,299,500,000 | 6,261,426,492 | 10,560,926,492 |
| | 1603 | ARTE Y CULTURA | 4,299,500,000 | 6,261,426,492 | 10,560,926,492 |

38

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| 3399 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR CULTURA | 4,315,700,000 | 680,000,000 | 4,995,700,000 |
| | 1603 | ARTE Y CULTURA | 4,315,700,000 | 680,000,000 | 4,995,700,000 |
| | | TOTAL PRESUPUESTO SECCION | 18,666,449,009 | 8,387,017,336 | 27,053,466,345 |

## SECCION: 3305
### INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 5,738,279,135 | 800,800,000 | 6,539,079,135 |
| | | C. PRESUPUESTO DE INVERSION | 4,554,400,000 | 3,390,293,334 | 7,944,693,334 |
| 3302 | | GESTIÓN, PROTECCIÓN Y SALVAGUARDIA DEL PATRIMONIO CULTURAL COLOMBIANO | 2,908,400,000 | 2,290,293,334 | 5,198,693,334 |
| | 1603 | ARTE Y CULTURA | 2,908,400,000 | 2,290,293,334 | 5,198,693,334 |
| 3399 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR CULTURA | 1,646,000,000 | 1,100,000,000 | 2,746,000,000 |
| | 1603 | ARTE Y CULTURA | 1,646,000,000 | 1,100,000,000 | 2,746,000,000 |
| | | TOTAL PRESUPUESTO SECCION | 10,292,679,135 | 4,191,093,334 | 14,483,772,469 |

## SECCION: 3307
### INSTITUTO CARO Y CUERVO

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 6,180,257,247 | 991,469,328 | 7,171,726,575 |
| | | C. PRESUPUESTO DE INVERSION | 4,298,400,000 | 409,185,072 | 4,707,585,072 |
| 3302 | | GESTIÓN, PROTECCIÓN Y SALVAGUARDIA DEL PATRIMONIO CULTURAL COLOMBIANO | 2,879,200,746 | 409,185,072 | 3,288,385,818 |
| | 1603 | ARTE Y CULTURA | 2,879,200,746 | 409,185,072 | 3,288,385,818 |
| 3399 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR CULTURA | 1,419,199,254 | | 1,419,199,254 |
| | 1603 | ARTE Y CULTURA | 1,419,199,254 | | 1,419,199,254 |
| | | TOTAL PRESUPUESTO SECCION | 10,478,657,247 | 1,400,654,400 | 11,879,311,647 |

## SECCION: 3401
### AUDITORIA GENERAL DE LA REPUBLICA

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 27,801,685,529 | | 27,801,685,529 |
| | | C. PRESUPUESTO DE INVERSION | 5,210,355,870 | | 5,210,355,870 |
| 2501 | | FORTALECIMIENTO DEL CONTROL Y LA VIGILANCIA DE LA GESTIÓN FISCAL Y RESARCIMIENTO AL DAÑO DEL PATRIMONIO PÚBLICO | 5,210,355,870 | | 5,210,355,870 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 5,210,355,870 | | 5,210,355,870 |
| | | TOTAL PRESUPUESTO SECCION | 33,012,041,399 | | 33,012,041,399 |

## SECCION: 3501
### MINISTERIO DE COMERCIO, INDUSTRIA Y TURISMO

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 372,651,291,598 | | 372,651,291,598 |

39

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | C. PRESUPUESTO DE INVERSION | 123,665,000,000 | | 123,665,000,000 |
| 3501 | | INTERNACIONALIZACIÓN DE LA ECONOMÍA | 8,189,000,000 | | 8,189,000,000 |
| | 0200 | INTERSUBSECTORIAL INDUSTRIA Y COMERCIO | 8,189,000,000 | | 8,189,000,000 |
| 3502 | | PRODUCTIVIDAD Y COMPETITIVIDAD DE LAS EMPRESAS COLOMBIANAS | 109,433,700,000 | | 109,433,700,000 |
| | 0200 | INTERSUBSECTORIAL INDUSTRIA Y COMERCIO | 109,433,700,000 | | 109,433,700,000 |
| 3503 | | AMBIENTE REGULATORIO Y ECONÓMICO PARA LA COMPETENCIA Y LA ACTIVIDAD EMPRESARIAL | 715,300,000 | | 715,300,000 |
| | 0200 | INTERSUBSECTORIAL INDUSTRIA Y COMERCIO | 715,300,000 | | 715,300,000 |
| 3599 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO | 5,327,000,000 | | 5,327,000,000 |
| | 0200 | INTERSUBSECTORIAL INDUSTRIA Y COMERCIO | 5,327,000,000 | | 5,327,000,000 |
| | | TOTAL PRESUPUESTO SECCION | 496,316,291,598 | | 496,316,291,598 |

SECCION: 3502

SUPERINTENDENCIA DE SOCIEDADES

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | | 122,695,000,000 | 122,695,000,000 |
| | | C. PRESUPUESTO DE INVERSION | | 12,006,000,000 | 12,006,000,000 |
| 3502 | | PRODUCTIVIDAD Y COMPETITIVIDAD DE LAS EMPRESAS COLOMBIANAS | | 180,000,000 | 180,000,000 |
| | 0200 | INTERSUBSECTORIAL INDUSTRIA Y COMERCIO | | 180,000,000 | 180,000,000 |
| 3599 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO | | 11,826,000,000 | 11,826,000,000 |
| | 0200 | INTERSUBSECTORIAL INDUSTRIA Y COMERCIO | | 11,826,000,000 | 11,826,000,000 |
| | | TOTAL PRESUPUESTO SECCION | | 134,701,000,000 | 134,701,000,000 |

SECCION: 3503

SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | | 75,459,500,000 | 75,459,500,000 |
| | | C. PRESUPUESTO DE INVERSION | 467,200,000 | 109,619,000,000 | 110,086,200,000 |
| 3503 | | AMBIENTE REGULATORIO Y ECONÓMICO PARA LA COMPETENCIA Y LA ACTIVIDAD EMPRESARIAL | 467,200,000 | 51,810,925,314 | 52,278,125,314 |
| | 0200 | INTERSUBSECTORIAL INDUSTRIA Y COMERCIO | 467,200,000 | 51,810,925,314 | 52,278,125,314 |
| 3599 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO | | 57,808,074,686 | 57,808,074,686 |
| | 0200 | INTERSUBSECTORIAL INDUSTRIA Y COMERCIO | | 57,808,074,686 | 57,808,074,686 |
| | | TOTAL PRESUPUESTO SECCION | 467,200,000 | 185,078,500,000 | 185,545,700,000 |

40

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|

### SECCION: 3504
### UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL CONTADORES

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | | 5,977,000,000 | 5,977,000,000 |
| | | C. PRESUPUESTO DE INVERSION | | 6,007,000,000 | 6,007,000,000 |
| 3503 | | AMBIENTE REGULATORIO Y ECONOMICO PARA LA COMPETENCIA Y LA ACTIVIDAD EMPRESARIAL | | 2,671,000,000 | 2,671,000,000 |
| | 0200 | INTERSUBSECTORIAL INDUSTRIA Y COMERCIO | | 2,671,000,000 | 2,671,000,000 |
| 3599 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO | | 3,336,000,000 | 3,336,000,000 |
| | 0200 | INTERSUBSECTORIAL INDUSTRIA Y COMERCIO | | 3,336,000,000 | 3,336,000,000 |
| | | TOTAL PRESUPUESTO SECCION | | 11,984,000,000 | 11,984,000,000 |

### SECCION: 3505
### INSTITUTO NACIONAL DE METROLOGÍA - INM

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 12,010,605,034 | 234,000,000 | 12,244,605,034 |
| | | C. PRESUPUESTO DE INVERSION | 5,322,475,674 | 1,890,722,755 | 7,213,198,429 |
| 3502 | | PRODUCTIVIDAD Y COMPETITIVIDAD DE LAS EMPRESAS COLOMBIANAS | 4,722,475,674 | 200,000,000 | 4,922,475,674 |
| | 0200 | INTERSUBSECTORIAL INDUSTRIA Y COMERCIO | 4,722,475,674 | 200,000,000 | 4,922,475,674 |
| 3599 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO | 600,000,000 | 1,690,722,755 | 2,290,722,755 |
| | 0200 | INTERSUBSECTORIAL INDUSTRIA Y COMERCIO | 600,000,000 | 1,690,722,755 | 2,290,722,755 |
| | | TOTAL PRESUPUESTO SECCION | 17,333,080,708 | 2,124,722,755 | 19,457,803,463 |

### SECCION: 3601
### MINISTERIO DEL TRABAJO

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 22,485,064,152,000 | | 22,485,064,152,000 |
| | | C. PRESUPUESTO DE INVERSION | 1,513,879,279,937 | | 1,513,879,279,937 |
| 3601 | | PROTECCIÓN SOCIAL | 1,440,238,000,000 | | 1,440,238,000,000 |
| | 1300 | INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL | 1,440,238,000,000 | | 1,440,238,000,000 |
| 3602 | | GENERACIÓN Y FORMALIZACIÓN DEL EMPLEO | 42,838,960,000 | | 42,838,960,000 |
| | 1300 | INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL | 42,838,960,000 | | 42,838,960,000 |
| 3603 | | FORMACIÓN PARA EL TRABAJO | 1,180,000,000 | | 1,180,000,000 |
| | 1300 | INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL | 1,180,000,000 | | 1,180,000,000 |
| 3604 | | DERECHOS FUNDAMENTALES DEL TRABAJO Y FORTALECIMIENTO DEL DIÁLOGO SOCIAL | 12,570,000,000 | | 12,570,000,000 |
| | 1300 | INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL | 12,570,000,000 | | 12,570,000,000 |

41

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| 3605 | | FOMENTO DE LA INVESTIGACIÓN, DESARROLLO TECNOLÓGICO E INNOVACIÓN DEL SECTOR TRABAJO | 4.198.260.000 | | 4.198.260.000 |
| | 1300 | INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL | 4.198.260.000 | | 4.198.260.000 |
| 3699 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRABAJO | 12.854.059.937 | | 12.854.059.937 |
| | 1300 | INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL | 12.854.059.937 | | 12.854.059.937 |
| TOTAL PRESUPUESTO SECCION | | | 23.998.943.431.937 | | 23.998.943.431.937 |

SECCION: 3602
SERVICIO NACIONAL DE APRENDIZAJE (SENA)

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| A. PRESUPUESTO DE FUNCIONAMIENTO | | | | 86.535.873.166 | 86.535.873.166 |
| B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA | | | | 141.000.000 | 141.000.000 |
| C. PRESUPUESTO DE INVERSION | | | 1.790.564.914.961 | 1.513.577.876.834 | 3.304.142.791.795 |
| 3602 | | GENERACIÓN Y FORMALIZACIÓN DEL EMPLEO | 142.298.873.000 | 142.910.000.000 | 285.208.873.000 |
| | 1300 | INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL | 142.298.873.000 | 142.910.000.000 | 285.208.873.000 |
| 3603 | | FORMACIÓN PARA EL TRABAJO | 1.552.331.154.125 | 996.557.764.670 | 2.548.888.918.795 |
| | 1300 | INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL | 1.552.331.154.125 | 996.557.764.670 | 2.548.888.918.795 |
| 3605 | | FOMENTO DE LA INVESTIGACIÓN, DESARROLLO TECNOLÓGICO E INNOVACIÓN DEL SECTOR TRABAJO | | 203.000.000.000 | 203.000.000.000 |
| | 1300 | INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL | | 203.000.000.000 | 203.000.000.000 |
| 3699 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRABAJO | 95.934.887.836 | 171.110.112.164 | 267.045.000.000 |
| | 1300 | INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL | 95.934.887.836 | 171.110.112.164 | 267.045.000.000 |
| TOTAL PRESUPUESTO SECCION | | | 1.790.564.914.961 | 1.600.254.750.000 | 3.390.819.664.961 |

SECCION: 3612
UNIDAD ADMINISTRATIVA ESPECIAL DE ORGANIZACIONES SOLIDARIAS

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| A. PRESUPUESTO DE FUNCIONAMIENTO | | | 6.419.715.000 | | 6.419.715.000 |
| C. PRESUPUESTO DE INVERSION | | | 14.864.640.000 | | 14.864.640.000 |
| 3602 | | GENERACIÓN Y FORMALIZACIÓN DEL EMPLEO | 11.891.480.928 | | 11.891.480.928 |
| | 1300 | INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL | 11.891.480.928 | | 11.891.480.928 |
| 3605 | | FOMENTO DE LA INVESTIGACIÓN, DESARROLLO TECNOLÓGICO E INNOVACIÓN DEL SECTOR TRABAJO | 279.100.000 | | 279.100.000 |
| | 1300 | INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL | 279.100.000 | | 279.100.000 |
| 3699 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRABAJO | 2.694.059.072 | | 2.694.059.072 |
| | 1300 | INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL | 2.694.059.072 | | 2.694.059.072 |
| TOTAL PRESUPUESTO SECCION | | | 21.284.355.000 | | 21.284.355.000 |

42

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | **SECCION: 3613** | | | |
| | | **UNIDAD ADMINISTRATIVA ESPECIAL DEL SERVICIO PUBLICO DE EMPLEO** | | | |
| **A. PRESUPUESTO DE FUNCIONAMIENTO** | | | 10,256,640,000 | | 10,256,640,000 |
| **C. PRESUPUESTO DE INVERSION** | | | 17,078,464,000 | | 17,078,464,000 |
| 3602 | | GENERACIÓN Y FORMALIZACIÓN DEL EMPLEO | 16,578,464,000 | | 16,578,464,000 |
| | 1300 | INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL | 16,578,464,000 | | 16,578,464,000 |
| 3699 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRABAJO | 500,000,000 | | 500,000,000 |
| | 1300 | INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL | 500,000,000 | | 500,000,000 |
| **TOTAL PRESUPUESTO SECCION** | | | 27,335,104,000 | | 27,335,104,000 |
| | | **SECCION: 3701** | | | |
| | | **MINISTERIO DEL INTERIOR** | | | |
| **A. PRESUPUESTO DE FUNCIONAMIENTO** | | | 395,617,927,487 | | 395,617,927,487 |
| **C. PRESUPUESTO DE INVERSION** | | | 66,184,117,888 | | 66,184,117,888 |
| 3701 | | FORTALECIMIENTO INSTITUCIONAL A LOS PROCESOS ORGANIZATIVOS DE CONCERTACIÓN, GARANTÍA, PREVENCIÓN Y RESPETO DE LOS DERECHOS HUMANOS COMO FUNDAMENTOS PARA LA PAZ | 15,854,117,888 | | 15,854,117,888 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 15,854,117,888 | | 15,854,117,888 |
| 3702 | | FORTALECIMIENTO A LA GOBERNABILIDAD TERRITORIAL PARA LA SEGURIDAD, CONVIVENCIA CIUDADANA, PAZ Y POST-CONFLICTO | 39,827,750,000 | | 39,827,750,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 39,827,750,000 | | 39,827,750,000 |
| 3703 | | POLÍTICA PÚBLICA DE VÍCTIMAS DEL CONFLICTO ARMADO Y POSTCONFLICTO | 4,000,000,000 | | 4,000,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 4,000,000,000 | | 4,000,000,000 |
| 3704 | | PARTICIPACIÓN CIUDADANA, POLÍTICA Y DIVERSIDAD DE CREENCIAS | 1,500,000,000 | | 1,500,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 1,500,000,000 | | 1,500,000,000 |
| 3799 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INTERIOR | 5,002,250,000 | | 5,002,250,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 5,002,250,000 | | 5,002,250,000 |
| **TOTAL PRESUPUESTO SECCION** | | | 461,802,045,375 | | 461,802,045,375 |
| | | **SECCION: 3703** | | | |
| | | **DIRECCION NACIONAL DEL DERECHO DE AUTOR** | | | |
| **A. PRESUPUESTO DE FUNCIONAMIENTO** | | | 3,651,633,550 | | 3,651,633,550 |
| **C. PRESUPUESTO DE INVERSION** | | | 475,000,000 | | 475,000,000 |
| 3706 | | PROTECCIÓN, PROMOCIÓN Y DIFUSIÓN DEL DERECHO DE AUTOR Y LOS DERECHOS CONEXOS | 475,000,000 | | 475,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 475,000,000 | | 475,000,000 |
| **TOTAL PRESUPUESTO SECCION** | | | 4,126,633,550 | | 4,126,633,550 |


43

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | **SECCION: 3704** | | | |
| | | **CORPORACION NACIONAL PARA LA RECONSTRUCCION DE LA CUENCA DEL RIO PAEZ Y ZONAS ALEDANAS NASA KI WE** | | | |
| **A. PRESUPUESTO DE FUNCIONAMIENTO** | | | 2,881,487,157 | | 2,881,487,157 |
| **C. PRESUPUESTO DE INVERSION** | | | 10,400,000,000 | | 10,400,000,000 |
| 3707 | | GESTIÓN DEL RIESGO DE DESASTRES NATURALES Y ANTRÓPICOS EN LA ZONA DE INFLUENCIA DEL VOLCÁN NEVADO DEL HUILA | 10,400,000,000 | | 10,400,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 10,400,000,000 | | 10,400,000,000 |
| **TOTAL PRESUPUESTO SECCION** | | | 13,281,487,157 | | 13,281,487,157 |
| | | **SECCION: 3708** | | | |
| | | **UNIDAD NACIONAL DE PROTECCION - UNP** | | | |
| **A. PRESUPUESTO DE FUNCIONAMIENTO** | | | 479,440,000,000 | 68,303,000,000 | 547,743,000,000 |
| **C. PRESUPUESTO DE INVERSION** | | | 2,000,000,000 | | 2,000,000,000 |
| 3705 | | PROTECCIÓN DE PERSONAS, GRUPOS Y COMUNIDADES EN RIESGO EXTRAORDINARIO Y EXTREMO UNIDAD NACIONAL DE PROTECCIÓN (UNP) | 2,000,000,000 | | 2,000,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 2,000,000,000 | | 2,000,000,000 |
| **TOTAL PRESUPUESTO SECCION** | | | 481,440,000,000 | 68,303,000,000 | 549,743,000,000 |
| | | **SECCION: 3709** | | | |
| | | **DIRECCION NACIONAL DE BOMBEROS** | | | |
| **A. PRESUPUESTO DE FUNCIONAMIENTO** | | | 4,559,000,000 | | 4,559,000,000 |
| **C. PRESUPUESTO DE INVERSION** | | | 38,417,000,000 | | 38,417,000,000 |
| 3708 | | FORTALECIMIENTO INSTITUCIONAL Y OPERATIVO DE LOS BOMBEROS DE COLOMBIA | 38,417,000,000 | | 38,417,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 38,417,000,000 | | 38,417,000,000 |
| **TOTAL PRESUPUESTO SECCION** | | | 42,976,000,000 | | 42,976,000,000 |
| | | **SECCION: 3801** | | | |
| | | **COMISION NACIONAL DEL SERVICIO CIVIL** | | | |
| **A. PRESUPUESTO DE FUNCIONAMIENTO** | | | 5,409,174,136 | 13,277,872,068 | 18,687,046,204 |
| **C. PRESUPUESTO DE INVERSION** | | | | 54,970,340,137 | 54,970,340,137 |
| 0504 | | ADMINISTRACIÓN Y VIGILANCIA DE LAS CARRERAS ADMINISTRATIVAS DE LOS SERVIDORES PÚBLICOS | | 53,470,340,137 | 53,470,340,137 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | | 53,470,340,137 | 53,470,340,137 |
| 0599 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR EMPLEO PÚBLICO | | 1,500,000,000 | 1,500,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | | 1,500,000,000 | 1,500,000,000 |
| **TOTAL PRESUPUESTO SECCION** | | | 5,409,174,136 | 68,248,212,205 | 73,657,386,341 |


44

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | **SECCION: 3901** | | | |
| | | **DEPARTAMENTO ADMINISTRATIVO DE LA CIENCIA, TECNOLOGIA E INNOVACION** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 23,522,041,800 | | 23,522,041,800 |
| | | C. PRESUPUESTO DE INVERSION | 314,078,000,000 | | 314,078,000,000 |
| 3901 | | CONSOLIDACIÓN DE UNA INSTITUCIONALIDAD HABILITANTE PARA LA CIENCIA TECNOLOGÍA E INNOVACIÓN (CTI) | 19,307,931,709 | | 19,307,931,709 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 19,307,931,709 | | 19,307,931,709 |
| 3902 | | INVESTIGACIÓN CON CALIDAD E IMPACTO | 281,770,068,291 | | 281,770,068,291 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 281,770,068,291 | | 281,770,068,291 |
| 3903 | | DESARROLLO TECNOLÓGICO E INNOVACIÓN PARA CRECIMIENTO EMPRESARIAL | 3,000,000,000 | | 3,000,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 3,000,000,000 | | 3,000,000,000 |
| 3904 | | GENERACIÓN DE UNA CULTURA QUE VALORA Y GESTIONA EL CONOCIMIENTO Y LA INNOVACIÓN | 10,000,000,000 | | 10,000,000,000 |
| | 1000 | INTERSUBSECTORIAL GOBIERNO | 10,000,000,000 | | 10,000,000,000 |
| | | TOTAL PRESUPUESTO SECCION | 337,600,041,800 | | 337,600,041,800 |
| | | **SECCION: 4001** | | | |
| | | **MINISTERIO DE VIVIENDA, CIUDAD Y TERRITORIO** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 1,963,532,449,558 | | 1,963,532,449,558 |
| | | C. PRESUPUESTO DE INVERSION | 450,287,428,592 | | 450,287,428,592 |
| 4001 | | ACCESO A SOLUCIONES DE VIVIENDA | 10,020,000,000 | | 10,020,000,000 |
| | 1400 | INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL | 10,020,000,000 | | 10,020,000,000 |
| 4002 | | ORDENAMIENTO TERRITORIAL Y DESARROLLO URBANO | 4,900,000,000 | | 4,900,000,000 |
| | 1400 | INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL | 4,900,000,000 | | 4,900,000,000 |
| 4003 | | ACCESO DE LA POBLACIÓN A LOS SERVICIOS DE AGUA POTABLE Y SANEAMIENTO BÁSICO | 417,725,428,592 | | 417,725,428,592 |
| | 1400 | INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL | 417,725,428,592 | | 417,725,428,592 |
| 4099 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR VIVIENDA, CIUDAD Y TERRITORIO | 17,642,000,000 | | 17,642,000,000 |
| | 1400 | INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL | 17,642,000,000 | | 17,642,000,000 |
| | | TOTAL PRESUPUESTO SECCION | 2,413,819,878,150 | | 2,413,819,878,150 |
| | | **SECCION: 4002** | | | |
| | | **FONDO NACIONAL DE VIVIENDA - FONVIVIENDA** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 2,163,000,000 | | 2,163,000,000 |

45

PRESUPUESTO GENERAL DE LA NACION

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | C. PRESUPUESTO DE INVERSION | 1,410,927,987,994 | | 1,410,927,987,994 |
| 4001 | | ACCESO A SOLUCIONES DE VIVIENDA | 1,410,927,987,994 | | 1,410,927,987,994 |
| | 1400 | INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL | 1,410,927,987,994 | | 1,410,927,987,994 |
| | | TOTAL PRESUPUESTO SECCION | 1,413,090,987,994 | | 1,413,090,987,994 |

## SECCION: 4101
### DEPARTAMENTO ADMINISTRATIVO PARA LA PROSPERIDAD SOCIAL

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 141,175,911,342 | | 141,175,911,342 |
| | | C. PRESUPUESTO DE INVERSION | 2,918,939,561,822 | | 2,918,939,561,822 |
| 4101 | | ATENCIÓN, ASISTENCIA Y REPARACIÓN INTEGRAL A LAS VÍCTIMAS | 158,249,323,983 | | 158,249,323,983 |
| | 1500 | INTERSUBSECTORIAL DESARROLLO SOCIAL | 158,249,323,983 | | 158,249,323,983 |
| 4103 | | INCLUSIÓN SOCIAL Y PRODUCTIVA PARA LA POBLACIÓN EN SITUACIÓN DE VULNERABILIDAD | 2,750,690,237,839 | | 2,750,690,237,839 |
| | 1500 | INTERSUBSECTORIAL DESARROLLO SOCIAL | 2,750,690,237,839 | | 2,750,690,237,839 |
| 4199 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INCLUSIÓN SOCIAL Y RECONCILIACIÓN | 10,000,000,000 | | 10,000,000,000 |
| | 1500 | INTERSUBSECTORIAL DESARROLLO SOCIAL | 10,000,000,000 | | 10,000,000,000 |
| | | TOTAL PRESUPUESTO SECCION | 3,060,115,473,164 | | 3,060,115,473,164 |

## SECCION: 4104
### UNIDAD DE ATENCIÓN Y REPARACIÓN INTEGRAL A LAS VICTIMAS

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 650,467,224,705 | 46,350,000,000 | 696,817,224,705 |
| | | C. PRESUPUESTO DE INVERSION | 1,193,788,967,516 | | 1,193,788,967,516 |
| 4101 | | ATENCIÓN, ASISTENCIA Y REPARACIÓN INTEGRAL A LAS VÍCTIMAS | 1,162,788,967,516 | | 1,162,788,967,516 |
| | 1500 | INTERSUBSECTORIAL DESARROLLO SOCIAL | 1,162,788,967,516 | | 1,162,788,967,516 |
| 4199 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INCLUSIÓN SOCIAL Y RECONCILIACIÓN | 31,000,000,000 | | 31,000,000,000 |
| | 1500 | INTERSUBSECTORIAL DESARROLLO SOCIAL | 31,000,000,000 | | 31,000,000,000 |
| | | TOTAL PRESUPUESTO SECCION | 1,844,256,192,221 | 46,350,000,000 | 1,890,606,192,221 |

## SECCION: 4105
### CENTRO DE MEMORIA HISTÓRICA

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 12,263,689,697 | | 12,263,689,697 |
| | | C. PRESUPUESTO DE INVERSION | 65,478,693,546 | | 65,478,693,546 |
| 4101 | | ATENCIÓN, ASISTENCIA Y REPARACIÓN INTEGRAL A LAS VÍCTIMAS | 65,478,693,546 | | 65,478,693,546 |
| | 1500 | INTERSUBSECTORIAL DESARROLLO SOCIAL | 65,478,693,546 | | 65,478,693,546 |
| | | TOTAL PRESUPUESTO SECCION | 77,742,383,243 | | 77,742,383,243 |

46

PRESUPUESTO GENERAL DE LA NACIÓN

| CTA PROG | SUBC SUBP | CONCEPTO | APORTE NACIONAL | RECURSOS PROPIOS | TOTAL |
|---|---|---|---|---|---|
| | | **SECCION: 4106** | | | |
| | | **INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | | 594,662,255,312 | 594,662,255,312 |
| | | C. PRESUPUESTO DE INVERSION | 3,278,310,043,793 | 2,356,535,794,223 | 5,634,845,838,016 |
| 4102. | | DESARROLLO INTEGRAL DE NIÑAS, NIÑOS, ADOLESCENTES Y SUS FAMILIAS | 3,248,310,043,793 | 2,041,152,794,223 | 5,289,462,838,016 |
| | 1500 | INTERSUBSECTORIAL DESARROLLO SOCIAL | 3,248,310,043,793 | 2,041,152,794,223 | 5,289,462,838,016 |
| 4199 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INCLUSIÓN SOCIAL Y RECONCILIACIÓN | 30,000,000,000 | 315,383,000,000 | 345,383,000,000 |
| | 1500 | INTERSUBSECTORIAL DESARROLLO SOCIAL | 30,000,000,000 | 315,383,000,000 | 345,383,000,000 |
| | | TOTAL PRESUPUESTO SECCION | 3,278,310,043,793 | 2,951,198,049,535 | 6,229,508,093,328 |
| | | **SECCION: 4201** | | | |
| | | **DEPARTAMENTO ADMINISTRATIVO DIRECCIÓN NACIONAL DE INTELIGENCIA** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 86,770,000,000 | | 86,770,000,000 |
| | | C. PRESUPUESTO DE INVERSION | 7,038,200,000 | | 7,038,200,000 |
| 4201 | | DESARROLLO DE INTELIGENCIA ESTRATÉGICA Y CONTRAINTELIGENCIA DE ESTADO | 7,038,200,000 | | 7,038,200,000 |
| | 0100 | INTERSUBSECTORIAL DEFENSA Y SEGURIDAD | 7,038,200,000 | | 7,038,200,000 |
| | | TOTAL PRESUPUESTO SECCION | 93,808,200,000 | | 93,808,200,000 |
| | | **SECCION: 4301** | | | |
| | | **DEPARTAMENTO ADMINISTRATIVO DEL DEPORTE, LA RECREACIÓN, LA ACTIVIDAD FÍSICA Y EL APROVECHAMIENTO DEL TIEMPO LIBRE – COLDEPORTES** | | | |
| | | A. PRESUPUESTO DE FUNCIONAMIENTO | 37,547,814,726 | | 37,547,814,726 |
| | | C. PRESUPUESTO DE INVERSION | 513,085,000,000 | | 513,085,000,000 |
| 4301 | | FOMENTO A LA RECREACIÓN, LA ACTIVIDAD FÍSICA Y EL DEPORTE PARA DESARROLLAR ENTORNOS DE CONVIVENCIA Y PAZ | 60,988,000,000 | | 60,988,000,000 |
| | 1604 | RECREACIÓN Y DEPORTE | 60,988,000,000 | | 60,988,000,000 |
| 4302 | | FORMACIÓN Y PREPARACIÓN DE DEPORTISTAS | 444,477,000,000 | | 444,477,000,000 |
| | 1604 | RECREACIÓN Y DEPORTE | 444,477,000,000 | | 444,477,000,000 |
| 4399 | | FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEPORTE Y RECREACIÓN | 7,620,000,000 | | 7,620,000,000 |
| | 1604 | RECREACIÓN Y DEPORTE | 7,620,000,000 | | 7,620,000,000 |
| | | TOTAL PRESUPUESTO SECCION | 550,632,814,726 | | 550,632,814,726 |
| | | TOTAL PRESUPUESTO NACIONAL | 221,546,291,981,147 | 14,007,514,748,714 | 235,553,806,729,861 |

47

## TERCERA PARTE
## DISPOSICIONES GENERALES

**ARTÍCULO 3o.** Las disposiciones generales de la presente ley son complementarias de las Leyes 38 de 1989, 179 de 1994, 225 de 1995, 819 de 2003, 1473 de 2011 y 1508 de 2012 y demás normas de carácter orgánico y deben aplicarse en armonía con estas.

Estas normas rigen para los órganos que conforman el Presupuesto General de la Nación, y para los recursos de la Nación asignados a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Economía Mixta con el régimen de aquellas.

Los fondos sin personería jurídica deben ser creados por ley o por su autorización expresa y estarán sujetos a las normas y procedimientos establecidos en la Constitución Política, el Estatuto Orgánico del Presupuesto, la presente ley y las demás normas que reglamenten los órganos a los cuales pertenecen.

## CAPÍTULO I
## DE LAS RENTAS Y RECURSOS

**ARTÍCULO 4o.** La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público informará a los diferentes órganos las fechas de perfeccionamiento y desembolso de los recursos del crédito interno y externo de la Nación. Los establecimientos públicos del orden nacional reportarán a la referida Dirección el monto y las fechas de los recursos de crédito externo e interno contratados directamente.

La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público conceptuará previamente sobre las solicitudes de modificación a fuentes de financiación cuando se trate de recursos de crédito de las diferentes apropiaciones que se detallen en el anexo del decreto de liquidación, siempre y cuando no modifiquen los montos aprobados por el Congreso de la República en la ley anual.

**ARTÍCULO 5o.** El Gobierno Nacional a través de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público podrá realizar sustituciones en el portafolio de inversiones con entidades descentralizadas, sin efectuar operación presupuestal alguna, de conformidad con las normas legales vigentes.

**ARTÍCULO 6o.** Los ingresos corrientes de la Nación y aquellas contribuciones y recursos que en las normas legales no se haya autorizado su recaudo y manejo a otro órgano, deben consignarse en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público.

Las entidades estatales del orden nacional que no hagan parte del Sistema de Cuenta Única Nacional podrán delegar en la Dirección General de Crédito Público y Tesoro Nacional la administración de sus excedentes de liquidez, para lo cual suscribirán directamente con la Dirección General de Crédito Público y Tesoro Nacional los acuerdos a que haya lugar.

Las superintendencias que no sean una sección presupuestal deben consignar mensualmente, en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público el valor de las contribuciones establecidas en la ley.

**ARTÍCULO 7o.** El Ministerio de Hacienda y Crédito Público a través de la Dirección General de Crédito Público y Tesoro Nacional fijará los criterios técnicos y las condiciones para el manejo de los excedentes de liquidez del Tesoro Nacional acorde con los objetivos monetarios, cambiarios y de tasa de interés a corto y largo plazo.

**ARTÍCULO 8o.** El Gobierno Nacional podrá emitir títulos de Tesorería, TES, Clase "B", con base en la facultad de la Ley 51 de 1990 de acuerdo con las siguientes reglas: no contarán con la garantía solidaria del Banco de la República; el estimativo de los ingresos producto de su colocación se incluirá en el Presupuesto General de la Nación como recursos de capital, con excepción de los provenientes de la colocación de títulos para operaciones temporales de tesorería y los que se emitan para regular la liquidez de la economía; sus rendimientos se atenderán con cargo al Presupuesto General de la Nación con excepción de los que se emitan para regular la liquidez de la economía; su redención se atenderá con cargo a los recursos del Presupuesto General de la Nación, con excepción de las operaciones temporales de tesorería, y los que se emitan para regular la liquidez de la economía; podrán ser administrados directamente por la Nación; podrán ser denominados en moneda extranjera; su emisión solo requerirá del decreto que la autorice, fije el monto y sus condiciones financieras; la emisión destinada a financiar las apropiaciones presupuestales estará limitada por el monto de estas; su emisión no afectará el cupo de endeudamiento.

**ARTÍCULO 9o.** Los rendimientos financieros originados con recursos de la Nación, deben consignarse en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, con excepción de aquellos rendimientos originados por patrimonios autónomos que la ley haya autorizado.

La reglamentación expedida por el Gobierno Nacional para efectos de la periodicidad, metodología de cálculo, forma de liquidación y traslado de dichos rendimientos, continuará vigente durante el término de esta ley.

**PARÁGRAFO.** Los rendimientos financieros originados en recursos Nación de los Fondos Especiales Sin Situación de Fondos que a 31 de diciembre de 2017 no hayan sido incorporados presupuestalmente, harán parte de los Rendimientos Financieros de la Nación. Para el efecto, la Dirección General de Crédito Público y Tesoro Nacional establecerá el procedimiento para su incorporación.

**ARTÍCULO 10o.** Facúltase a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público para que realice las siguientes operaciones: compra y venta de títulos valores emitidos por la Nación, el Banco de la República, Fondo de Garantías de Instituciones Financieras – FOGAFIN, entidades sujetas al control y vigilancia de la Superintendencia Financiera de Colombia y otros gobiernos y tesorerías; compra de deuda de la Nación; compras con pacto de retroventa operaciones repo, simultáneas y transferencia temporal de valores con entidades públicas y con entidades financieras sujetas al control y vigilancia de la Superintendencia Financiera de Colombia; depósitos remunerados e inversiones financieras en entidades sujetas al control y vigilancia de la Superintendencia Financiera de Colombia; depósitos a término y compras de títulos emitidos por entidades bancarias y financieras del exterior; inversiones en instrumentos del mercado monetario administrados por entidades financieras del exterior, operaciones de cubrimiento de riesgos; y las demás que autorice el Gobierno Nacional; así mismo, préstamos transitorios a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, reconociendo tasa de mercado durante el período de utilización, evento que no implica unidad de caja; y préstamos de títulos valores a la citada Dirección a tasas de mercado.

**PARÁGRAFO.** Las operaciones de las que trata este artículo, así como los actos y contratos necesarios para su ejecución, se sujetarán a las normas aplicables a las operaciones correspondientes y se podrán atender con cargo al servicio a la deuda.

**ARTÍCULO 11o.** La liquidación de los excedentes financieros de que trata el Estatuto Orgánico del Presupuesto, que se efectúen en la vigencia de la presente ley, se hará con base en una proyección de los ingresos y de los gastos para la vigencia siguiente a la de corte de los Estados Financieros, en donde se incluyen además las cuentas por cobrar y por pagar exigibles no presupuestadas, las reservas presupuestales, así como la disponibilidad inicial (caja, bancos e inversiones).

**ARTÍCULO 12o.** Los títulos que se emitan para efectuar transferencia temporal de valores en los términos del artículo 146 de la Ley 1753 de 2015, solo requerirán del decreto que lo autorice, fije el monto y sus condiciones financieras. Su redención y demás valores asociados, se atenderán con el producto de la operación de transferencia y no requerirán de operación presupuestal alguna.

**ARTÍCULO 13o.** A más tardar el 20 de enero de 2018, los órganos que conforman el Presupuesto General de la Nación deben realizar la imputación por concepto de ingresos a que corresponden los registros detallados de recaudos de su gestión financiera pública a 31 de diciembre del año anterior en el Sistema Integrado de Información Financiera - SIIF Nación.

## CAPÍTULO II
## DE LOS GASTOS

**ARTÍCULO 14o.** Las afectaciones al presupuesto se harán teniendo en cuenta la prestación principal originada en los compromisos que se adquieran y con cargo a este rubro se cubrirán los demás costos inherentes o accesorios.

Con cargo a las apropiaciones de cada rubro presupuestal, que sean afectadas con los compromisos, se atenderán las obligaciones derivadas de estos compromisos, tales como los costos imprevistos, ajustes y revisión de valores e intereses moratorios, gravámenes a los movimientos financieros y gastos de nacionalización.

**ARTÍCULO 15o.** Prohíbase tramitar actos administrativos u obligaciones que afecten el presupuesto de gastos cuando no reúnan los requisitos legales o se configuren como hechos cumplidos. El representante legal y ordenador del gasto o en quienes estos hayan delegado, responderán disciplinaria, fiscal y penalmente por incumplir lo establecido en esta norma.

**ARTÍCULO 16o.** Para proveer empleos vacantes se requerirá el certificado de disponibilidad presupuestal por la vigencia fiscal de 2018. Por medio de este, el jefe de presupuesto o quien haga sus veces garantizará la existencia de los recursos del 1o. de enero al 31 de diciembre de 2018, por todo concepto de gastos de personal, salvo que el nombramiento sea en reemplazo de un cargo provisto o creado durante la vigencia, para lo cual se deberá expedir el certificado de disponibilidad presupuestal por lo que resta del año fiscal.

Toda provisión de empleos de los servidores públicos deberá corresponder a los previstos en la planta de personal, incluyendo las vinculaciones de los trabajadores oficiales y tener previstos sus emolumentos de conformidad con el artículo 122 de la Constitución Política, los cuales están programados atendiendo lo señalado en el artículo 92 de la Ley 617 de 2000.

La vinculación de supernumerarios, por períodos superiores a tres meses, deberá ser autorizada mediante resolución suscrita por el jefe del respectivo órgano.

**ARTÍCULO 17o.** La solicitud de modificación a las plantas de personal requerirá para su consideración y trámite, por parte del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, los siguientes requisitos:

1. Exposición de motivos.
2. Costos comparativos de las plantas vigente y propuesta.
3. Efectos sobre los gastos generales.
4. Concepto del Departamento Nacional de Planeación si se afectan los gastos de inversión y,
5. Los demás que la Dirección General del Presupuesto Público Nacional considere pertinentes.

El Departamento Administrativo de la Función Pública aprobará las propuestas de modificaciones a las plantas de personal, cuando hayan obtenido concepto o viabilidad presupuestal del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional.

ARTÍCULO 18o. Los recursos destinados a programas de capacitación y bienestar social no pueden tener por objeto crear o incrementar salarios, bonificaciones, sobresueldos, primas, prestaciones sociales, remuneraciones extralegales o estímulos pecuniarios ocasionales que la ley no haya establecido para los servidores públicos, ni servir para otorgar beneficios directos en dinero o en especie.

Todos los funcionarios públicos podrán participar en los programas de capacitación de la entidad; las matrículas de los funcionarios se girarán directamente a los establecimientos educativos, salvo lo previsto por el artículo 114 de la Ley 30 de 1992, modificado por el artículo 27 de la Ley 1450 de 2011. Su otorgamiento se hará en virtud de la reglamentación interna del órgano respectivo.

ARTÍCULO 19o. La constitución y funcionamiento de las cajas menores en los órganos que conforman el Presupuesto General de la Nación, y en las entidades nacionales con régimen presupuestal de Empresas Industriales y Comerciales del Estado con carácter no financiero, respecto de los recursos que le asigna la Nación, se rigen por el Decreto 1068 de 2015 y demás normas que lo modifiquen o adicionen.

ARTÍCULO 20o. Se podrán hacer distribuciones en el presupuesto de ingresos y gastos, sin cambiar su destinación, mediante resolución suscrita por el jefe del respectivo órgano. En el caso de los establecimientos públicos del orden nacional, estas distribuciones se harán por resolución o acuerdo de las juntas o consejos directivos. Si no existen juntas o consejos directivos, lo hará el representante legal de estos. Estas operaciones presupuestales se someterán a la aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, y tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

A fin de evitar duplicaciones en los casos en los cuales la distribución afecte el presupuesto de otro órgano que haga parte del Presupuesto General de la Nación, el mismo acto administrativo servirá de base para realizar los ajustes correspondientes en el órgano que distribuye e incorporar las del órgano receptor. La ejecución presupuestal de estas deberá efectuarse por parte de los órganos receptores en la misma vigencia de la distribución.

Tratándose de gastos de inversión, la operación presupuestal descrita, en el órgano receptor se clasificará en el programa y subprograma a ejecutar que corresponda, para los gastos de funcionamiento se asignará al rubro presupuestal correspondiente; estas operaciones de inversión y funcionamiento en ningún caso podrán cambiar la destinación ni la cuantía, lo cual deberá constar en el acto administrativo que para tal fin se expida.

El jefe del órgano o en quien este haya delegado la ordenación del gasto podrá efectuar mediante resolución desagregaciones presupuestales a las apropiaciones contenidas en el anexo del decreto de liquidación, así como efectuar asignaciones internas de apropiaciones en sus dependencias, seccionales o regionales a fin de facilitar su manejo operativo y de gestión, sin que las mismas impliquen cambiar su destinación. Estas desagregaciones y asignaciones deberán quedar registradas en el Sistema Integrado de Información Financiera – SIIF Nación, y para su validez no requerirán aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional ni del previo concepto favorable por parte del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas tratándose de gastos de inversión.

**ARTÍCULO 21o.** Los órganos de que trata el artículo 3° de la presente ley podrán pactar anticipos únicamente cuando cuenten con Programa Anual Mensualizado de Caja -PAC, aprobado.

**ARTÍCULO 22o.** El Gobierno Nacional en el decreto de liquidación clasificará los ingresos y gastos y definirá estos últimos.

Así mismo, cuando las partidas se incorporen en numerales rentísticos, secciones, programas y subprogramas que no correspondan a su objeto o naturaleza, las ubicará en el sitio que corresponda.

La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público hará mediante resolución, las operaciones que en igual sentido se requieran durante el transcurso de la vigencia.

Cuando se trate del presupuesto de gastos de inversión requerirá el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

**ARTÍCULO 23o.** El Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, de oficio o a petición del jefe del órgano respectivo, hará por resolución las aclaraciones y correcciones de leyenda necesarias para enmendar los errores de transcripción y aritméticos que figuren en el Presupuesto General de la Nación para la vigencia fiscal de 2018.

Cuando se trate de aclaraciones y correcciones de leyenda del presupuesto de gastos de inversión, se requerirá el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

**ARTÍCULO 24o.** Los órganos de que trata el artículo 3° de la presente ley son los únicos responsables por el registro de su gestión financiera pública en el Sistema Integrado de Información Financiera SIIF - Nación.

No se requerirá el envío de ninguna información a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público, que quede registrada en el Sistema Integrado de Información Financiera SIIF - Nación, salvo en aquellos casos en que ésta de forma expresa lo solicite.

**ARTÍCULO 25o.** Cuando los órganos que hacen parte del Presupuesto General de la Nación celebren contratos entre sí, que afecten sus presupuestos, con excepción de los de crédito, harán los ajustes mediante resoluciones del jefe del órgano respectivo. En el caso de los establecimientos públicos del orden nacional, las Superintendencias y Unidades Administrativas Especiales con personería jurídica, así como las señaladas en el artículo 5° del Estatuto Orgánico del Presupuesto, dichos ajustes deben realizarse por acuerdo o resolución de las juntas o consejos directivos o el representante legal del órgano, si no existen juntas o consejos directivos.

Los actos administrativos a que se refiere el inciso anterior deberán ser remitidos al Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, acompañados del respectivo certificado en que se haga constar que se recaudarán los recursos, expedido por el órgano contratista y su justificación económica, para la aprobación de las operaciones presupuestales en ellos contenidas, requisito sin el cual no podrán ser ejecutados. De conformidad con el artículo 8° de la Ley 819 de 2003, los recursos deberán ser incorporados y ejecutados en la misma vigencia fiscal en la que se lleve a cabo la aprobación.

Cuando en los convenios se pacte pago anticipado y para el cumplimiento de su objeto el órgano contratista requiera contratar con un tercero, solo podrá solicitarse el giro efectivo de los recursos a la Dirección General de Crédito Público y Tesoro Nacional una vez dicho órgano adquiera el compromiso presupuestal y se encuentren cumplidos los requisitos que hagan exigible su pago a favor del beneficiario final.

Tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

**ARTÍCULO 26o.** Salvo lo dispuesto por el artículo 47 de la Ley 1450 de 2011, ningún órgano podrá contraer compromisos que impliquen el pago de cuotas a organismos internacionales con cargo al Presupuesto General de la Nación, sin que exista la ley aprobatoria de tratados públicos o que el Presidente de la República haya autorizado su aplicación provisional en los términos del artículo 224 de la Constitución Política.

Una vez cumplidos los requisitos del inciso anterior, previa autorización del Ministerio de Relaciones Exteriores, los establecimientos públicos del orden nacional solo podrán pagar con cargo a sus recursos propios las cuotas a dichos organismos.

Los aportes y contribuciones de la República de Colombia a los organismos financieros internacionales se pagarán con cargo al Presupuesto General de la Nación, salvo en aquellos casos en que los aportes se contabilicen como reservas internacionales, que serán pagados de conformidad con lo previsto en la Ley 31 de 1992 o aquellas que la modifiquen o adicionen.

Los compromisos que se adquieran en el marco de tratados o convenios internacionales, de los cuales Colombia haga parte y cuya vinculación haya sido aprobada por ley de la República, no requerirán de autorización de vigencias futuras, no obstante se deberá contar con aval fiscal previo por parte del Consejo Superior de Política Fiscal -CONFIS.

**ARTÍCULO 27o.** Los órganos que conforman el Presupuesto General de la Nación deben reintegrar, dentro del primer trimestre de 2018, a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público los recursos de la Nación, y a sus tesorerías cuando correspondan a recursos propios, que no estén amparando compromisos u obligaciones, y que correspondan a apropiaciones presupuestales de vigencias fiscales anteriores, incluidos sus rendimientos financieros, diferencial cambiario, y demás réditos originados en aquellos, con el soporte correspondiente.

La presente disposición también se aplica a los recursos de convenios celebrados con organismos internacionales, incluyendo los de contrapartida.

**ARTÍCULO 28o.** Cuando exista apropiación presupuestal en el servicio de la deuda pública podrán efectuarse anticipos en el pago de operaciones de crédito público. Igualmente podrán atenderse con cargo a la vigencia en curso las obligaciones del servicio de la deuda pública correspondiente al mes de enero de 2019.

**ARTÍCULO 29o.** La representación legal y la ordenación del gasto del servicio de la deuda están a cargo del Ministro de Hacienda y Crédito Público o de quien este delegue, según las disposiciones de la Ley Orgánica del Presupuesto.

**ARTÍCULO 30o.** Los gastos que sean necesarios para la administración, consecución y servicio de las operaciones de crédito público, las asimiladas a ellas, las propias del manejo de la deuda incluyendo las operaciones de tesorería del Tesoro Nacional, las operaciones conexas y las demás relacionadas con los recursos del crédito serán atendidos con cargo a las apropiaciones del servicio de la deuda pública.

Las operaciones conexas a las operaciones relacionadas con crédito público, así como las operaciones de tesorería, y los actos y contratos necesarios para la ejecución de éstas, podrán ser atendidas con cargo a las apropiaciones del servicio de la deuda pública.

De conformidad con el artículo 46 del Estatuto Orgánico del Presupuesto, las pérdidas del Banco de la República se atenderán mediante la emisión de bonos u otros títulos de deuda pública. Adicionalmente y conforme lo establece el parágrafo 3° del artículo 167 de la Ley 1607 de 2012, para cubrir las obligaciones a cargo del Fondo de Estabilización de Precios a los Combustibles - FEPC, se podrán atender mediante la emisión de bonos u otros títulos de deuda pública.

En contrapartida de las obligaciones a cargo del Fondo de Estabilización de Precios a los Combustibles – FEPC, atendidas mediante la emisión de bonos u otros títulos de deuda pública, la Nación constituirá las respectivas cuentas por cobrar.

La emisión de los bonos o títulos de que trata el presente artículo se realizará en condiciones de mercado, no implicará operación presupuestal alguna y solo debe presupuestarse para efectos de su redención.

**PARÁGRAFO.** El Fondo de Estabilización de que trata el presente artículo podrá efectuar cruce de cuentas con otras entidades del Estado, respecto de derechos y obligaciones que recíprocamente tengan causadas. Al cierre de la vigencia fiscal se establecerán los saldos definitivos que han de incorporarse en el Presupuesto General de la Nación de las siguientes vigencias fiscales si a ello hubiere lugar.

## CAPÍTULO III
## DE LAS RESERVAS PRESUPUESTALES Y CUENTAS POR PAGAR

**ARTÍCULO 31o.** A través del Sistema Integrado de Información Financiera SIIF - Nación se constituirán con corte a 31 de diciembre de 2017 las reservas presupuestales y cuentas por pagar de cada una de las secciones del Presupuesto General de la Nación, a las que se refiere el artículo 89 del Estatuto Orgánico del Presupuesto. Como máximo, las reservas presupuestales corresponderán a la diferencia entre los compromisos y las obligaciones, y las cuentas por pagar por la diferencia entre las obligaciones y los pagos.

Para que a 31 de diciembre de 2017 se puedan registrar obligaciones sobre anticipos pactados o la recepción de bienes o servicios, se deberá contar con el correspondiente programa anual mensualizado de caja de la vigencia.

Como quiera que el Sistema Integrado de Información Financiera - SIIF Nación refleja el detalle, la secuencia y el resultado de la información financiera pública, registrada por las entidades y órganos que conforman el Presupuesto General de la Nación, no se requiere el envío de ningún soporte físico a la Dirección General del Presupuesto Público Nacional, ni a la Dirección General de Crédito Público y Tesoro Nacional, salvo que las mismas lo requieran.

Si durante el año de la vigencia de la reserva presupuestal o de la cuenta por pagar desaparece el compromiso u obligación que las originó, se podrán hacer los ajustes respectivos en el Sistema Integrado de Información Financiera – SIIF Nación.

**ARTÍCULO 32o.** Las entidades que hacen parte del Presupuesto General de la Nación y que administran recursos para el pago de pensiones podrán constituir reservas presupuestales o cuentas por pagar con los saldos de apropiación que a 31 de diciembre se registren en el Sistema Integrado de Información Financiera SIIF - Nación para estos propósitos. Lo anterior se entenderá como una provisión para atender el pago oportuno del pasivo pensional a cargo de dichas entidades en la siguiente vigencia.

**ARTÍCULO 33o.** En lo relacionado con las cuentas por pagar y las reservas presupuestales, el presupuesto inicial correspondiente a la vigencia fiscal de 2018 cumple con lo establecido en el artículo 31 de la Ley 344 de 1996 y el artículo 9° de la Ley 225 de 1995.

## CAPÍTULO IV
## DE LAS VIGENCIAS FUTURAS

**ARTÍCULO 34o.** Las autorizaciones otorgadas por el Consejo Superior de Política Fiscal - CONFIS, o quien este delegue para la asunción de obligaciones que afecten presupuestos de vigencias futuras deberán respetar, en todo momento, las condiciones sobre las cuales se otorgó.

Las entidades u órganos que requieran modificar el plazo y/o los cupos anuales de vigencias futuras autorizados por el Consejo Superior de Política Fiscal -CONFIS, o quien este delegue requerirán, de manera previa a la asunción de la respectiva obligación o a la modificación de las condiciones de la obligación existente, de la reprogramación de las vigencias futuras en donde se especifique el nuevo plazo y/o cupos anuales autorizados.

Cuando con posterioridad al otorgamiento de una autorización de vigencias futuras, la entidad u órgano requiera la modificación del objeto u objetos o el monto de la contraprestación a su cargo, será necesario adelantar ante el Consejo Superior de Política Fiscal -CONFIS, o su delegado la solicitud de una nueva autorización de vigencias futuras que ampare las modificaciones o adiciones requeridas de manera previa a la asunción de la respectiva obligación o a la modificación de las condiciones de la obligación existente.

**PARÁGRAFO 1o.** Las modificaciones al monto de la contraprestación a cargo de la entidad solicitante, que tengan origen exclusivamente en los ajustes financieros del monto y que no se encuentren asociados a la provisión de bienes o servicios adicionales a los previstos inicialmente, se tramitarán como una reprogramación de vigencias futuras.

**PARÁGRAFO 2o.** Lo anterior sin perjuicio de que en caso de tratarse de nuevas vigencias futuras, se deberá contar con el aval fiscal del Consejo Superior de Política Fiscal -CONFIS, y declaratoria de importancia estratégica por parte del Consejo Nacional de Política Económica y Social - CONPES, en los casos en que las normas lo exijan.

**ARTÍCULO 35o.** En las Empresas Industriales y Comerciales del Estado y en las Sociedades de Economía Mixta sujetas al régimen de aquellas, los gastos relacionados con la adquisición de bienes y servicios necesarios para los procesos de producción, transformación y comercialización se clasificarán como proyectos de inversión. Igual procedimiento se aplicará a las Empresas de servicios públicos domiciliarios en cuyo capital la Nación o sus entidades descentralizadas posean el 90% o más.

**ARTÍCULO 36o.** Los cupos anuales autorizados para asumir compromisos de vigencias futuras no utilizados a 31 de diciembre del año en que se concede la autorización caducan, salvo en los casos previstos en el inciso 2° del artículo 8° de la Ley 819 de 2003.

Cuando no fuere posible adelantar en la vigencia fiscal correspondiente los ajustes presupuestales, a que se refiere el inciso 2° del artículo 8° de la Ley 819 de 2003, se requerirá de la reprogramación de los cupos anuales autorizados por parte de la autoridad que expidió la autorización inicial, con el fin de dar continuidad al proceso de selección del contratista.

Los registros en el Sistema Integrado de Información Financiera SIIF - Nación deberán corresponder a los cupos efectivamente utilizados.

## CAPÍTULO V
## DISPOSICIONES VARIAS

**ARTÍCULO 37o.** El servidor público que reciba una orden de embargo sobre los recursos incorporados en el Presupuesto General de la Nación, incluidas las transferencias que hace la Nación a las entidades territoriales, está obligado a efectuar los trámites correspondientes para solicitar su desembargo. Para este efecto, solicitará al jefe de la sección presupuestal donde se encuentren incorporados los recursos objeto de la medida cautelar la certificación de inembargabilidad. Ésta función podrá ser delegada en los términos del artículo 110 del Estatuto Orgánico del Presupuesto. La solicitud debe indicar el tipo de proceso, las partes involucradas, el despacho judicial que profirió las medidas cautelares y el origen de los recursos que fueron embargados.

**PARÁGRAFO.** En los mismos términos el Representante Legal de las entidades descentralizadas que administran recursos de la seguridad social certificará la inembargabilidad de éstos recursos en los términos previstos en el artículo 63 de la Constitución Política en concordancia con el artículo 134 de la Ley 100 de 1993 y el artículo 25 de la Ley 1751 de 2015.

**ARTÍCULO 38o.** Los órganos a que se refiere el artículo 3° de la presente ley pagarán los fallos de tutela con cargo al rubro que corresponda a la naturaleza del negocio fallado, igualmente, los contratos de transacción se imputarán con cargo al rubro afectado inicialmente con el respectivo compromiso.

Para pagarlos, en primer lugar, se deben efectuar los traslados presupuestales requeridos, con cargo a los saldos de apropiación disponibles durante la vigencia fiscal en curso.

Los establecimientos públicos deben atender las providencias que se profieran en su contra, en primer lugar con recursos propios realizando previamente las operaciones presupuestales a que haya lugar.

Con cargo a las apropiaciones del rubro sentencias y conciliaciones, se podrán pagar todos los gastos originados en los tribunales de arbitramento, así como las cauciones o garantías bancarias o de compañía de seguros que se requieran en procesos judiciales.

**ARTÍCULO 39o.** La Fiscalía General de la Nación, la Policía Nacional, el Ejército Nacional, la Armada Nacional, la Fuerza Aérea y la Unidad Nacional de Protección, deben cubrir con cargo a sus respectivos presupuestos, los gastos del personal vinculado a dichos órganos y que conforman los Grupos de Acción Unificada por la Libertad Personal (Gaula), a que se refiere la Ley 282 de 1996.

**PARÁGRAFO.** La Unidad Nacional de Protección o la Policía Nacional deberán cubrir, con cargo al rubro de viáticos y gastos de viaje de sus respectivos presupuestos, los gastos causados por los funcionarios que hayan sido asignados al Congreso de la República para prestar los servicios de protección y seguridad personal a sus miembros o a esta Institución.

**ARTÍCULO 40o.** Las obligaciones por concepto de servicios médico-asistenciales, servicios públicos domiciliarios, gastos de operación aduanera, comunicaciones, transporte y contribuciones inherentes a la nómina, causados en el último bimestre de 2017, se pueden pagar con cargo a las apropiaciones de la vigencia fiscal de 2018.

Las vacaciones, la prima de vacaciones, la indemnización a las mismas, la bonificación por recreación, las cesantías, las pensiones, gastos de inhumación, los impuestos, la tarifa de control fiscal, y contribuciones a organismos internacionales, se pueden pagar con cargo al presupuesto vigente cualquiera que sea el año de su causación. Los órganos que hacen parte del Presupuesto General de la Nación podrán pagar, con cargo al presupuesto vigente, las obligaciones recibidas de las entidades liquidadas que fueron causadas por las mismas, correspondientes a servicios públicos domiciliarios y contribuciones inherentes a la nómina, cualquiera que sea el año de su causación, afectando el rubro que les dio origen.

ARTÍCULO 41o. Autorizase a la Nación y sus entidades descentralizadas, para efectuar cruces de cuentas entre sí, con entidades territoriales y sus descentralizadas y con las empresas de servicios públicos con participación estatal, sobre las obligaciones que recíprocamente tengan causadas. Para estos efectos se requerirá acuerdo previo entre las partes. Estas operaciones deben reflejarse en el presupuesto, conservando únicamente la destinación para la cual fueron programadas las apropiaciones respectivas. En el caso de las obligaciones de origen legal que tenga la Nación y sus entidades descentralizadas para con otros órganos públicos, se deben tener en cuenta, para efectos de estas compensaciones, las transferencias y aportes, a cualquier título, que las primeras hayan efectuado a las últimas en cualquier vigencia fiscal. Si quedare algún saldo en contra de la Nación, esta podrá sufragarlo a través de títulos de deuda pública, sin que implique operación presupuestal alguna. Cuando concurran las calidades de acreedor y deudor en una misma persona, como consecuencia de un proceso de liquidación o privatización de órganos nacionales de derecho público, se compensarán las cuentas, sin operación presupuestal alguna.

ARTÍCULO 42o. El porcentaje de la cesión del impuesto a las ventas asignado a las cajas departamentales de previsión y al Fondo de Prestaciones Sociales del Magisterio, con destino al pago de las cesantías definitivas y pensiones del personal docente nacionalizado, continuará pagándose tomando como base los convenios suscritos en virtud de lo dispuesto en la Ley 91 de 1989.

ARTÍCULO 43o. La ejecución de los recursos que se giran al Fondo Nacional de Pensiones de las Entidades Territoriales (FONPET), con cargo al Presupuesto General de la Nación, se realizará por medio de resolución expedida por el Ministerio de Hacienda y Crédito Público, ordenando el giro de los recursos. Si no fuere posible realizar el giro de los recursos a las administradoras del Fondo, bastará para el mismo efecto, que por dicha resolución se disponga la administración de los mismos por parte de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público a través de una cuenta especial, mientras los recursos puedan ser efectivamente entregados.

Los recursos serán girados con la periodicidad que disponga el Gobierno Nacional. En el evento en que los recursos no se hayan distribuido en su totalidad entre las entidades territoriales, los no distribuidos se podrán girar a una cuenta del Fondo, administrada de la misma manera que los demás recursos del Fondo, como recursos por abonar a las cuentas correspondientes de las entidades territoriales.

Para efectos de realizar la verificación de las condiciones a las que hace referencia el parágrafo 3° del artículo 2° de la Ley 549 de 1999, el Gobierno Nacional determinará las condiciones sustanciales que deben acreditarse, los documentos que deben remitirse para el efecto, y el procedimiento con que la misma se realizará. Mientras se producen las verificaciones, se girarán los recursos en la forma prevista en el inciso anterior.

Cuando se establezca que la realidad no corresponde con lo que se acreditó, se descontarán los recursos correspondientes, para efectos de ser redistribuidos, sin que dicha nueva distribución constituya un nuevo acto de ejecución presupuestal.

ARTÍCULO 44o. Sin perjuicio de lo establecido en las normas vigentes para el pago de la deuda correspondiente al pasivo pensional de las entidades territoriales con el Fomag y de los recursos asignados en el Presupuesto General de la Nación, durante la vigencia fiscal 2018 y en cumplimiento del parágrafo 2o del artículo 18 de la Ley 715 de 2001, el Fonpet deberá girar al Fomag como amortización de la deuda pensional de los entes territoriales los recursos acumulados por cada una de ellas en el sector Educación del Fonpet, sólo teniendo en cuenta el valor del pasivo pensional registrado en el Sistema de Información del Fondo y las necesidades de financiamiento de la nómina de pensionados que determine el Ministerio de Hacienda y Crédito

Público. Para el efecto, el FONPET podrá trasladar recursos excedentes del sector propósito general de cada entidad territorial al sector educación, cuando no cuenten con los recursos suficientes para atender sus pasivos pensionales en dicho sector.

En caso de que por efecto de la actualización de los cálculos actuariales de las entidades territoriales resulten giros superiores al pasivo pensional, estos serán abonados en la vigencia fiscal siguiente a favor de la Entidad Territorial.

El Fomag informará de estas operaciones a las entidades territoriales para su correspondiente registro presupuestal y contabilización.

**ARTÍCULO 45o.** En cumplimiento de lo dispuesto, por la Ley 643 de 2001 para el caso de los municipios y por la Ley 1753 de 2015 para todas las entidades territoriales, el Fonpet deberá efectuar el giro de recursos acumulados en el sector salud a 31 de diciembre de 2017, a la Administradora de los Recursos del Sistema General de Seguridad Social en Salud – ADRES , correspondiente a las entidades territoriales para las cuales, a esa misma fecha de corte, se haya determinado la no existencia de pasivos pensionales del sector salud o que los mismos se encuentren totalmente financiados, de acuerdo con el registro en el Sistema de Información del Fonpet, según los requerimientos de cofinanciación del gasto corriente del régimen subsidiado y la programación de caja, que establezca el Ministerio de Hacienda y Crédito Público. Las entidades territoriales registrarán presupuestalmente sin situación de fondos estas operaciones y realizarán el respectivo registro contable con base en la información que suministre el Ministerio de Hacienda y Crédito Público.

**ARTÍCULO 46o.** Los retiros de recursos de las cuentas de las entidades territoriales en el Fonpet para el pago de bonos pensionales o cuotas partes de bonos pensionales y cuotas partes pensionales, se efectuarán de conformidad con la normativa vigente, sin que la entidad territorial requiera acreditar previamente la incorporación en su presupuesto. Durante la vigencia tales entidades territoriales deberán realizar la incorporación presupuestal y el registro contable de los pagos que por estos conceptos sean realizados por el Fonpet.

Para el caso de mesadas pensionales, por solicitud de las entidades territoriales el Fonpet podrá girar recursos para el pago de nómina de pensionados de la administración central territorial, hasta por el monto total del valor apropiado para pago de mesadas pensionales por las entidades territoriales para dicha vigencia aplicando el porcentaje de cubrimiento del pasivo pensional del sector propósito general sobre dicho valor.

Lo previsto en el presente artículo se efectuará para las entidades territoriales que cumplan los requisitos establecidos en la Ley 549 de 1999 y demás normas vigentes, de acuerdo con las instrucciones y la información que suministre el Ministerio de Hacienda y Crédito Público.

**ARTÍCULO 47o.** Las entidades estatales podrán constituir mediante patrimonio autónomo los fondos a que se refiere el artículo 107 de la Ley 42 de 1993. Los recursos que se coloquen en dichos fondos ampararán los bienes del Estado cuando los estudios técnicos indiquen que es más conveniente la cobertura de los riesgos con reservas públicas que con seguros comerciales.

Cuando los estudios técnicos permitan establecer que determinados bienes no son asegurables o que su aseguramiento implica costos de tal naturaleza que la relación costo-beneficio del aseguramiento es negativa, o que los recursos para autoprotección mediante fondos de aseguramiento son de tal magnitud que no es posible o conveniente su uso para tal fin, se podrá asumir el riesgo frente a estos bienes y no asegurarlos ni ampararlos con fondos de aseguramiento.

También podrán contratar un seguro de responsabilidad civil para servidores públicos, mediante el cual se ampare la responsabilidad de los mismos por actos o hechos no dolosos ocurridos en ejercicio de sus funciones, y los gastos de defensa en materia disciplinaria, penal y fiscal que deban realizar; estos últimos gastos los podrán pagar las entidades, siempre y cuando exista decisión definitiva que exonere de toda responsabilidad y no sea condenada la contraparte a las costas del proceso.

Esta disposición será aplicada en las mismas condiciones a los Superintendentes, así como a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Economía Mixta asimiladas a estas.

**ARTÍCULO 48o.** En virtud de la autonomía consagrada en el artículo 69 de la Constitución Política, las universidades estatales pagarán las sentencias o fallos proferidos en contra de la Nación con los recursos asignados por parte de ésta, en cumplimiento del artículo 86 de la Ley 30 de 1992.

**ARTÍCULO 49o.** Con los ingresos corrientes y excedentes de la Subcuenta de Solidaridad del Fondo de Solidaridad Pensional se podrán financiar programas de la Subcuenta de Subsistencia de dicho Fondo, para la protección de las personas en estado de indigencia o de pobreza extrema, en los términos del Decreto 3771 de 2007 y las normas que lo modifiquen o adicionen.

**ARTÍCULO 50o.** El Consejo Superior de la Judicatura y la Fiscalía General de la Nación podrán sustituir inmuebles de su propiedad, por obras necesarias para la adquisición, terminación, adecuación y dotación de su infraestructura, sin operación presupuestal alguna.

**ARTÍCULO 51o.** Con el fin de financiar el Sistema General de Seguridad Social en Salud, en cumplimiento de lo dispuesto en el artículo 48 de la Constitución Política y el artículo 9º de la Ley 1122 de 2007, para la vigencia 2018 se presupuestarán en el Presupuesto General de la Nación los ingresos corrientes y excedentes de:

1. Los recursos del Fonsat creado por el Decreto Ley 1032 de 1991;
2. Los recursos correspondientes a la contribución equivalente al 50% del valor de la prima anual establecida para el Seguro Obligatorio de Accidentes de Tránsito (SOAT) que se cobra en adición a ella.

Previa cobertura de los riesgos amparados con cargo a los recursos de los numerales 1 y 2 del presente artículo, se financiará, con cargo a dichos recursos la Sostenibilidad y Afiliación de la Población Pobre y Vulnerable asegurada a través del Régimen Subsidiado; una vez se tenga garantizado el aseguramiento, se podrán destinar recursos a financiar otros programas de salud pública.

También podrán ser financiados con dichos recursos, en el marco de lo dispuesto por el artículo 337 de la Constitución Política y los tratados e instrumentos internacionales vigentes, los valores que se determinen en cabeza del Estado colombiano por las atenciones iniciales de urgencia que sean prestadas a los nacionales colombianos en el territorio extranjero de zonas de frontera con Colombia, al igual que las atenciones iniciales de urgencia prestadas en el territorio colombiano a los nacionales de los países fronterizos, de conformidad con la reglamentación que para el efecto expida el Gobierno Nacional.

Los excedentes de los recursos de los numerales 1 y 2 del presente artículo, con corte a 31 de diciembre de 2017, serán incorporados en el presupuesto de la Administradora de los Recursos del Sistema General de Seguridad Social en Salud - ADRES, y se destinarán a la financiación del aseguramiento en salud.

**ARTÍCULO 52o.** Las entidades responsables de la Reparación Integral a la Población víctima del conflicto armado, del orden nacional, darán prioridad en la ejecución de sus respectivos presupuestos, a la atención de dicha población y en especial a la población en situación de desplazamiento forzado, en cumplimiento de la Ley 1448 de 2011 y a lo ordenado por la Corte Constitucional en la Sentencia T-025 de 2004 y sus Autos de Seguimiento.

Estas entidades deberán atender prioritariamente todas las solicitudes de Ayuda Humanitaria de Emergencia y Transición constituyendo ésta un título de gasto prevalente sobre las demás obligaciones de la entidad.

**ARTÍCULO 53o.** Las entidades encargadas de ejecutar la política de victimas de que trata la Ley 1448 de 2011, especificarán en el Sistema Integrado de Información Financiera SIIF- Nación, en el Sistema Unificado de inversiones y Finanzas Públicas - SUIFP, y en los demás aplicativos que para éste propósito el Ministerio de Hacienda y Crédito Público y el Departamento Nacional de Planeación desarrolle, los rubros que dentro de su presupuesto tienen como destino beneficiar a la población víctima, así como los derechos a los que contribuye para su goce efectivo. A fin de verificar los avances en la implementación de la Ley 1448 de 2011, remitirán a la Unidad para la Atención y Reparación Integral a las Víctimas los listados de la población beneficiada de las medidas de atención, asistencia y reparación integral previstas para la población víctima del conflicto armado

**ARTÍCULO 54o.** En el marco de los principios de concurrencia, complementariedad y subsidiariedad, la Unidad de Atención y Reparación Integral a las Víctimas podrá con cargo al proyecto denominado "Apoyo a entidades territoriales a través de la cofinanciación para la asistencia, atención y reparación integral a las víctimas del desplazamiento forzado a nivel nacional", cofinanciar iniciativas integrales de atención a la población desplazada que se adelanten por parte de las entidades territoriales.

**ARTÍCULO 55o.** Bajo la coordinación de la Unidad para la Atención y Reparación Integral a las Víctimas y el Departamento Nacional de Planeación, los órganos que integran el Presupuesto General de la Nación encargados de las iniciativas en el marco de la política pública de asistencia, atención y reparación integral a la población víctima, adelantarán la focalización y municipalización indicativa del gasto de inversión destinado a dicha población, en concordancia con la Ley 1448 de 2011 y la reglamentación vigente.

La focalización y municipalización indicativas se realizarás teniendo en cuenta las características heterogéneas y las capacidades institucionales de las entidades territoriales, las necesidades identificadas y la ubicación de la población víctima, así como las intervenciones en los procesos territoriales en materia de retornos, reubicaciones, reparaciones colectivas, fallos de restitución, entre otros, con el objeto de procurar la garantía del goce efectivo de sus derechos.

**ARTÍCULO 56o.** Los recursos del Fondo para la Rehabilitación, Inversión y Lucha contra el Crimen Organizado - FRISCO, en la presente vigencia fiscal serán transferidos a la Nación, y girados por la Sociedad de Activos Especiales S.A.E. S.A.S, a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, para reintegrar los recursos que la Nación ha girado, de acuerdo con lo establecido en los Documentos CONPES 3412 de 2006, 3476 de 2007 y 3575 de 2009.

**ARTÍCULO 57o.** Los hogares beneficiarios del subsidio familiar de Vivienda podrán aplicar este subsidio en cualquier parte del país o modalidad de solución de vivienda, tanto en zona urbana como rural, independiente de la modalidad a la cual se postuló o asignó, siempre y cuando sean población desplazada y no se encuentren vinculados a planes de vivienda elegibles destinados a ésta población. La población desplazada perteneciente a comunidades indígenas, comunidades negras y afrocolombianas podrán aplicar los subsidios para adquirir, construir o mejorar soluciones de vivienda en propiedades colectivas, conforme a los mandatos constitucionales y legales, tradiciones y sistemas de derecho propio de cada comunidad.

**ARTÍCULO 58o.** Sin perjuicio de la responsabilidad fiscal y disciplinaria a que haya lugar, cuando en vigencias anteriores no se haya realizado el pago de obligaciones adquiridas con las formalidades previstas en el Estatuto Orgánico del Presupuesto y demás normas que regulan la materia, y sobre los mismos no se haya constituido la reserva presupuestal o la cuenta por pagar correspondiente, se podrá hacer el pago bajo el concepto de "Pago de Pasivos Exigibles - Vigencias Expiradas".

También procederá la operación prevista en el inciso anterior, cuando el pago no se hubiere realizado pese a haberse constituido oportunamente la reserva presupuestal o la cuenta por pagar en los términos del artículo 89 del Estatuto Orgánico del Presupuesto.

El mecanismo previsto en el primer inciso de este artículo también procederá cuando se trate del cumplimiento de una obligación originada en la ley, exigible en vigencias anteriores, aun sin que medie certificado de disponibilidad presupuestal ni el registro presupuestal.

Cuando se cumpla alguna de las anteriores condiciones, se podrá atender el gasto de "Pago Pasivos Exigibles – Vigencias Expiradas" a través del rubro presupuestal correspondiente de acuerdo con el detalle del anexo del decreto de liquidación. Al momento de hacerse el registro presupuestal deberá dejarse consignada la expresión "Pago Pasivos Exigibles – Vigencias Expiradas". Copia del acto administrativo que ordena su pago deberá ser remitido a la Contraloría General de la República.

En todo caso, el jefe del órgano respectivo certificará previamente el cumplimiento de los requisitos señalados en este artículo.

Lo preceptuado en el presente artículo no aplica cuando se configuren como hechos cumplidos.

**ARTÍCULO 59o.** En los presupuestos del Ministerio de Hacienda y Crédito Público y el Departamento Nacional de Planeación se incluirá una apropiación con el objeto de atender los gastos, en otras secciones presupuestales, para la prevención y atención de desastres, Atención, Asistencia y Reparación Integral a las Víctimas del Conflicto Armado Interno, así como para financiar programas y proyectos de inversión que se encuentren debidamente registrados en el Banco Nacional de Programas y Proyectos de conformidad con el artículo 68 del Estatuto Orgánico del Presupuesto, sin cambiar su destinación y cuantía, en los términos de la Sentencia de la Corte Constitucional C-006/12.

**ARTÍCULO 60o.** Las asignaciones presupuestales del Fondo de Tecnología de la Información y las Comunicaciones - FONTIC - incluyen los recursos necesarios para cubrir el importe de los costos en que incurra el operador oficial de los servicios de franquicia postal y telegráfica para la prestación de estos servicios a los órganos que hacen parte del Presupuesto General de la Nación.

El Fondo de Tecnología de la Información y las Comunicaciones hará la transferencia de recursos al operador postal y telegráfico oficial, quien expedirá a la entidad destinataria del servicio, el respectivo paz y salvo, tan pronto como reciba los recursos.

El FONTIC podrá destinar los dineros recibidos por la contraprestación de que trata el artículo 14 de la Ley 1369 de 2009, para financiar el servicio postal universal y cubrir los gastos de vigilancia y control de los operadores postales.

**ARTÍCULO 61o.** Los órganos que hacen parte del Presupuesto General de la Nación solo podrán solicitar la situación de los recursos aprobados en el Programa Anual de Caja a la Dirección General de Crédito Público y Tesoro Nacional, cuando hayan recibido los bienes y/o servicios o se tengan cumplidos los requisitos que hagan exigible su pago. En ningún caso las entidades podrán solicitar giro de recursos para transferir a Fiducias o Encargos Fiduciarios o a las entidades con las que celebre convenios o contratos interadministrativos, sin que se haya cumplido el objeto del gasto.

**ARTÍCULO 62o.** Con el fin de garantizar el flujo efectivo de recursos en el Sistema General de Seguridad Social en Salud, el Ministerio de Salud y Protección Social o la Entidad Administradora de los Recursos del Sistema General de Seguridad Social en Salud girará directamente, a nombre de las Entidades Territoriales, la Unidad de Pago por Capitación a las Entidades Promotoras de Salud o a las Instituciones Prestadoras de Salud de los distritos y los municipios de más de cien mil habitantes (100.000), utilizando el instrumento jurídico definido en artículo 29 de la Ley 1438 de 2011.

**ARTÍCULO 63o.** Cuando se extiendan los efectos de una sentencia de unificación jurisprudencial dictada por el Consejo de Estado de conformidad con lo dispuesto con el artículo 102 del Código de Procedimiento Administrativo y de lo Contencioso Administrativo, en virtud de la autonomía presupuestal consagrada en el artículo 110 del Estatuto Orgánico del Presupuesto, la operación presupuestal a que haya lugar será responsabilidad del Jefe de cada órgano y su pago se imputará al rubro que lo generó.

**ARTÍCULO 64o.** El respaldo presupuestal a cargo de la Nación frente a los títulos que emita Colpensiones para amparar el 20% correspondiente a la Nación del subsidio o incentivo periódico de los BEPS en el caso de indemnización sustitutiva o devolución de aportes, de que trata la Ley 1328 de 2009, considerarán las disponibilidades fiscales de la Nación que sean definidas por el CONFIS.

Dichos títulos se podrán programar en el Presupuesto General de la Nación hasta por el monto definido en el Marco de Gasto de Mediano Plazo del sector en la vigencia fiscal en la cual se deba realizar su pago, es decir, a los tres años de la emisión del título.

**ARTÍCULO 65o.** Las entidades que forman parte del Presupuesto General de la Nación destinarán recursos de sus presupuestos para financiar los estudios y diseños de obras que se pretendan realizar en las regiones.

**ARTÍCULO 66o.** Las entidades estatales que tienen a cargo la asignación de recursos físicos para los esquemas de seguridad de personas en virtud del cargo, podrán celebrar convenios o contratos interadministrativos con la Unidad Nacional de Protección o con la Policía Nacional, con sujeción a las normas vigentes, para la asunción de los diferentes esquemas de seguridad.

**ARTÍCULO 67o.** Las entidades que hacen parte del Presupuesto General de la Nación que celebren contratos y convenios interadministrativos con entidades del orden territorial, y en donde se ejecuten recursos de partidas que correspondan a inversión regional, exigirán que para la ejecución de dichos proyectos, la Entidad territorial publique previamente el proceso de selección que adelante en el Sistema Electrónico para la Contratación Pública – SECOP – y que se dé cumplimiento a la Circular No. 1 de 2013 de la Agencia Colombia Compra Eficiente dejando las evidencias y constancias del caso.

**ARTÍCULO 68o.** Los pagos por menores tarifas del sector eléctrico y de gas que se causen durante la vigencia de la presente ley, podrán ser girados por el Ministerio de Minas y Energía, con base en la proyección de costos realizada con la información aportada por los prestadores del servicio, o a falta de ella, con base en la información disponible. Los saldos que a 31 de diciembre se generen por este concepto serán atendidos en la vigencia fiscal siguiente.

El Ministerio de Minas y Energía podrá, con cargo a los recursos disponibles apropiados para el efecto, pagar los saldos que por este concepto se hubieren causado en vigencias anteriores.

**ARTÍCULO 69o.** La apropiación destinada a la ejecución del programa Fortalecimiento de la Gestión Pública en las Entidades Nacionales y Territoriales, aprobada en la sección presupuestal de la Escuela Superior de Administración Pública -ESAP-, financiada con recursos diferentes a la Ley 21 de 1982, será ejecutada a través de convenio interadministrativo por el Departamento Administrativo de la Función Pública.

**ARTÍCULO 70o.** Para efectos de atenuar en el mercado interno el impacto de las fluctuaciones de los precios de los combustibles en los mercados internacionales, conforme lo disponen los artículos 69 de la Ley 1151 de 2007 y 101 de la Ley 1450 de 2011, el Ministerio de Minas y Energía podrá autorizar la importación de combustibles con las calidades del país de origen para ser distribuidos de manera exclusiva en los municipios reconocidos por el Gobierno Nacional como zonas de frontera.

**ARTÍCULO 71o.** La Subcuenta denominada Departamento Archipiélago de San Andrés, Providencia y Santa Catalina, creada en el Fondo Nacional de Gestión de Riesgo de Desastres, continuará durante la vigencia de la presente ley apoyando el financiamiento de programas y proyectos de inversión para la atención de las necesidades que surjan por la ocurrencia de un hecho o circunstancia que genere un efecto económico y social negativo de carácter prolongado, asi como para los recursos destinados al cumplimiento de programas estratégicos que para el efecto defina el Gobierno Nacional para el Archipiélago de San Andrés, Providencia y Santa Catalina.

**PARÁGRAFO.** Lo dispuesto en este artículo no imposibilita para que, en caso de así requerirse, se pueda atender gasto en ese Departamento, con cargo a los recursos de las demás subcuentas que integran el Fondo.

**ARTÍCULO 72o.** Los recursos apropiados en la Unidad Nacional de Protección son para cubrir la totalidad del gasto de protección del 1° de enero hasta el 31 de diciembre de 2018, en consecuencia, el Consejo de Estudio de Riesgos y Recomendaciones de Medidas – CERREM no podrá ordenar la implementación de medidas de protección a cargo de la Unidad Nacional de Protección sino hasta el monto de las apropiaciones contenidas en la Ley anual de presupuesto para dicha entidad.

**ARTÍCULO 73o.** Como requisito para la aprobación de nuevos registros calificados o para la renovación de los existentes, el Ministerio de Educación Nacional deberá verificar que los recursos para el desarrollo de los mismos cuenten con apropiación presupuestal disponible, de conformidad con lo dispuesto en el artículo 71 del Estatuto Orgánico del Presupuesto.

**ARTÍCULO 74o.** El Ministerio de Educación Nacional apoyará el Programa de Alimentación Escolar PAE de que trata el artículo 76.17 de la Ley 715 de 2001 con los recursos que le sean apropiados en el Presupuesto General de la Nación. De manera excepcional, y de acuerdo con la reglamentación que para el efecto se expida, el Ministerio de Educación Nacional podrá ejecutar directamente los recursos del PAE que le sean apropiados en su presupuesto de inversión.

Los recursos que sean transferidos por el Ministerio de Educación Nacional para la operación del PAE, deberán ser ejecutados por las Entidades Territoriales Certificadas en forma concurrente con las demás fuentes de financiación para la alimentación escolar que establezca la normatividad vigente. Para la distribución de los recursos de que trata este artículo, se deberán establecer criterios de priorización de las entidades destinatarias, basados en los principios de eficiencia y equidad.

**PARÁGRAFO.** Las entidades territoriales certificadas podrán celebrar convenios de asociación para la administración y ejecución del PAE con los Municipios no certificados en educación, de su jurisdicción, garantizándose siempre el uso concurrente de todos los recursos de financiación para la alimentación escolar que establezca la normatividad vigente.

**ARTÍCULO 75o.** Durante la vigencia fiscal 2018, el Gobierno Nacional podrá concurrir con Colpensiones en el pago de las costas judiciales y agencias en derecho de los procesos judiciales que por concepto de prestaciones pensionales condenaron al extinto Instituto de Seguros Sociales. Para este efecto, Colpensiones y el Patrimonio Autónomo de Remanentes del I.S.S., realizarán las acciones necesarias para depurar la información correspondiente.

**PARÁGRAFO.** En el caso en que las acreencias por concepto de costas judiciales y agencias en derecho correspondan a los fondos de Invalidez, Vejez y Muerte (IVM) se podrán efectuar cruces

de cuentas sin operación presupuestal, con base en las transferencias del Presupuesto General de la Nación que se hayan entregado a dichos fondos, para lo cual se harán las operaciones contables que se requieran.

**ARTÍCULO 76o.** El Ministerio de Educación Nacional – MEN – en el marco del Programa Ser Pilo Paga, reconocerá, a través del ICETEX, a las Universidades Públicas acreditadas en alta calidad que reciban estudiantes beneficiarios de dicho programa, el valor correspondiente al costo asociado a los nuevos cupos creados para la atención de estos estudiantes. El MEN determinará la metodología para estimar los nuevos cupos y el costo asociado a cada nuevo cupo. Los recursos reconocidos por esta vía no harán parte de la base presupuestal de las universidades que los reciban.

**ARTÍCULO 77o.** Conforme a lo previsto en el artículo 20 del Decreto 604 de 2013, el presupuesto para el funcionamiento del Servicio Social Complementario de Beneficios Económicos Periódicos – BEPS de que trata la Ley 1328 de 2009, apropiado en el Presupuesto General de la Nación será transferido directamente, sin que medie ningún convenio, por el Ministerio del Trabajo a Colpensiones como administradora del programa, entidad que le reportará la ejecución presupuestal mediante informes mensuales.

**ARTÍCULO 78o.** La Nación, a través de la Oficina de Bonos Pensionales del Ministerio de Hacienda y Crédito Público y la Administradora Colombiana de Pensiones -Colpensiones, en virtud del artículo tercero del Decreto 3798 de 2003, podrán compensar deudas recíprocas, por concepto de Bonos Pensionales Tipo A pagados por la Nación por cuenta de Colpensiones, y obligaciones exigibles a cargo de la Nación a favor de Colpensiones, por concepto de Bonos Pensionales Tipo B y T, sin afectación presupuestal. Para tal efecto, será suficiente que las entidades, lleven a cabo los registros contables a que haya lugar. En el evento, en el que, una vez efectuada la compensación, subsistan obligaciones a cargo de la Nación y/o Colpensiones, corresponderá a la entidad deudora, estimar e incluir en el presupuesto de cada vigencia fiscal, la apropiación presupuestal con los recursos necesarios, con el fin de efectuar los pagos de las obligaciones, a su cargo.

**ARTÍCULO 79o.** Las entidades responsables del Sistema Penitenciario y Carcelario del país del orden Nacional, darán prioridad en la ejecución con sus respectivos presupuestos, a la atención integral a la población penitenciaria y carcelaria, en cumplimiento de las Sentencias de la Corte Constitucional T - 388 de 2013 y T-762 de 2015.

**ARTÍCULO 80o.** De acuerdo con lo establecido en el artículo 255 de la Ley 1753 de 2015, la progresividad en la compensación del impuesto predial a los municipios donde existen territorios colectivos de comunidades negras, para el año 2018 será del 50% del valor a compensar, teniendo en cuenta para su liquidación el valor del avalúo para la vigencia fiscal 2017, certificado por la autoridad competente, por la tarifa promedio ponderada determinada por el respectivo Municipio. El porcentaje dejado de compensar no es acumulable para su pago en posteriores vigencias fiscales.

**ARTICULO 81o.** Con el ánimo de garantizar el derecho al pago oportuno de las mesadas pensionales, Colpensiones podrá recurrir a sus reservas con el propósito de atender el pago de las obligaciones previstas en los artículos 137 y 138 de la Ley 100 de 1993. Estos recursos serán devueltos por la Nación a Colpensiones, bajo los términos y condiciones acordados por las partes, sin que puedan pasar más de 6 meses del año siguiente para su devolución.

**ARTÍCULO 82o.** FONDO INVERSIONES PARA LA PAZ. Todos los programas y proyectos en carreteras y aeropuertos, que no estén a cargo de la Nación y que estén financiados con recursos del Fondo de Inversiones para la Paz que está adscrito al Departamento Administrativo para la Prosperidad Social, podrán ser ejecutados por el Instituto Nacional de Vias, la Unidad Administrativa Especial de la Aeronáutica Civil o mediante convenios con las entidades territoriales según sea el caso.

Las transferencias que realice la entidad a cargo de este Fondo a los patrimonios autónomos constituidos, se tendrán como mecanismo de ejecución del Presupuesto General de la Nación.

**ARTÍCULO 83o.** PLAN DE AUSTERIDAD DEL GASTO. Durante la vigencia fiscal de 2018, los órganos que hacen parte del presupuesto general de la Nación, en cumplimiento del Plan de Austeridad y del Decreto 1068 de 2015, se abstendrán de realizar las siguientes actividades:

a. Celebrar contratos de prestación de servicios con personas naturales o jurídicas. Solo procederá la contratación cuando no exista personal de planta con capacidad para realizar las actividades que serán contratadas, en concordancia de lo previsto en el Decreto 2209 de 1998.
b. Celebrar contratos de publicidad y/o propaganda personalizada (agendas, almanaques, libretas, pocillos, vasos, esferos, etc.), adquirir libros, revistas, o similares; imprimir informes, folletos o textos institucionales.
c. Realizar publicaciones impresas cuando se cuente con espacio web para realizarlas; en caso de hacerlo no serán a color y papeles especiales, y demás características que superen el costo mínimo de publicación y presentación.
d. Iniciar cualquier tipo de contratación que implique mejoras suntuarias, tales como el embellecimiento, la ornamentación o la instalación o adecuación de acabados estéticos de bienes inmuebles.
El mantenimiento a bienes inmuebles, solo procederá cuando de no hacerse se ponga en riesgo la seguridad de los funcionarios públicos.
e. Adquirir bienes muebles no necesarios para el normal funcionamiento de las instituciones tales como neveras, televisores, equipos audiovisuales, video bean, computadores portátiles, tableros interactivos, calentadores, hornos, etc.
f. Adquirir vehículos automotores.
g. Cambiar de sedes. Solo procederá cuando no genere impacto presupuestal o su necesidad haga inaplazable su construcción.
h. Realizar recepciones, fiestas, agasajos o conmemoraciones de las entidades con cargo a los recursos del Tesoro Público. Otorgar condecoraciones de cualquier tipo.
i. Adquirir regalos corporativos, souvenir o recuerdos.

Se deberá justificar la necesidad de los gastos viaje y viáticos, los cuales solo serán en clase económica, excepto los señalados en el artículo 2.2.5.11.5 del Decreto 1083 de 2015.

Las oficinas de Control Interno verificarán en forma mensual el cumplimiento de estas disposiciones.

**PARÁGRAFO.** El Ministerio de Defensa Nacional - Fuerzas Militares y Policía Nacional, continuará con la contratación o la realización directa de ediciones, impresiones o publicaciones de documentos estricta y directamente relacionados con los programas y las funciones que legalmente debe cumplir; con la adquisición de vehículos que sean para el uso exclusivo de defensa y seguridad nacional y, con el propósito de cumplir con los estatutos de carrera y las disposiciones en materia de estímulos y ascenso, con el otorgamiento e imposición de condecoraciones de conformidad con lo previsto en las disposiciones especiales que las rigen. Las mismas reglas enunciadas anteriormente aplicarán al Departamento Administrativo de la Presidencia de la República, en lo relacionado con el ejercicio de las funciones que le son propias.

**ARTÍCULO 84o.** ACCION DE REPETICIÓN. Las entidades públicas obligadas a ejercer la acción de repetición, contenida en el artículo 4° de la Ley 678 de 2001, semestralmente reportarán para lo de su competencia a la Contraloría General de la República y a la Procuraduría General de la Nación, acerca de cada uno de los fallos judiciales pagados con dineros públicos durante el período respectivo, anexando la correspondiente certificación del Comité de Conciliación, donde conste el fundamento de la decisión de iniciar o no, las respectivas acciones de repetición.

Así mismo, dentro de los dos (2) meses siguientes a la decisión del Comité de Conciliación, se remitirán a los organismos de control mencionados en el acápite anterior, las constancias de radicación de las respectivas acciones ante el funcionario judicial competente.

**PARÁGRAFO.** Lo dispuesto en el presente artículo tendrá efecto para todos los fallos que se hayan pagado a la entrada en vigencia de la presente ley y que aún no hayan sido objeto de acción de repetición.

**ARTÍCULO 85o.** ASISTENCIA Y REPRESENTACIÓN JUDICIAL DE ENTIDADES PÚBLICAS. AUSTERIDAD EN LOS GASTOS. Dentro del marco de austeridad presupuestal y de colaboración armónica que debe orientar las actuaciones administrativas de las distintas autoridades y entidades del Estado, y con el fin de reducir costos de desplazamientos y gastos judiciales:

a) Cuando varias entidades de la administración pública tanto del orden nacional como territorial, actúen como demandantes o demandadas dentro de un proceso judicial, podrán de común acuerdo con los apoderados judiciales que uno de ellos tome la representación judicial de las restantes para la comparecencia de las audiencias que dentro del respectivo proceso hayan sido convocadas o por ley deban asistir. Para tal efecto la entidad encomendada a asumir la representación judicial para la audiencia correspondiente, estará en capacidad y queda facultada para disponer uno de sus apoderados o funcionarios que reciba los poderes que se requieran.

b) En materia de cobro de costas judiciales en que varias entidades de la Rama Ejecutiva, entre ellas el Ministerio de Hacienda y Crédito Público, sean beneficiarias de los mismos, el recaudo de la totalidad de ellas estará a cargo de Ministerio de Hacienda y Crédito Público quien queda facultado para iniciar los cobros judiciales o extrajudiciales respectivos. Cuando las costas incluyan agencias en derecho las mismas se entenderán a favor de la entidad pública y no del apoderado que las representa.

Sin perjuicio de lo dispuesto en el literal a) del presente artículo, las entidades podrán a través de la modalidad de teletrabajo, representar y vigilar los procesos en las diferentes zonas del país.

**ARTÍCULO 86o.** TRANSFERENCIA A RTVC. El Fondo de Tecnologías de la Información y las Comunicaciones transferirá a Radio Televisión Nacional de Colombia – RTVC, gestor de la radio y televisión pública, los recursos suficientes para la prestación del servicio y el fortalecimiento de la radio pública nacional de Colombia, la administración, operación y mantenimiento de la red pública nacional de radio, la migración de los medios públicos a las plataformas convergentes y la recuperación de la memoria de la radio y la televisión pública durante la vigencia 2018.

**ARTÍCULO 87o.** Con el propósito de evitar una doble presupuestación, la Superintendencia de Notariado y Registro girará directamente los recaudos de la Ley 55 de 1985 por concepto de los ingresos provenientes de los derechos por registro de instrumentos públicos y otorgamiento de escrituras en los porcentajes que establece la normatividad vigente a la Rama Judicial, la Fiscalía, Uspec, Ministerio de Justicia y del Derecho y el ICBF, con cargo a los valores presupuestados en cada una de ellas, con esta fuente. La Superintendencia hará los ajustes contables a que haya lugar.

**ARTÍCULO 88o.** EJECUCIÓN PROGRAMAS Y PROYECTOS DE INVERSIÓN POR LAS FFMM. En desarrollo de la Política Integral de Seguridad y Defensa para la Prosperidad, contenida en el Plan Nacional de Desarrollo, las Fuerzas Militares podrán ejecutar Programas y Proyectos de Inversión para fortalecer las estrategias tendientes a consolidar la presencia institucional tales como: obras de infraestructura, dotación y mantenimiento, garantizando el bienestar de la población afectada por la situación de violencia generada por los grupos armados al margen de la ley.

**ARTÍCULO 89o.** INFORME CONGRESO. La Dirección General del Presupuesto del Ministerio de Hacienda presentará trimestralmente con carácter obligatorio a las Comisiones Económicas del

Congreso de la República el informe detallado de la ejecución presupuestal de las diferentes entidades que componen el Presupuesto General de la Nación.

**ARTÍCULO 90o.** En cumplimiento del artículo 322 y 332 de la Ley 1819 de 2016, la DIAN podrá certificar la disponibilidad presupuestal de los cargos a proveer por lo que resta de la vigencia fiscal.

**ARTÍCULO 91o.** Con cargo al presupuesto de funcionamiento – transferencias de la Unidad Administrativa Especial Agencia Nacional de Defensa Jurídica del Estado, se continuarán atendiendo todos los gastos relacionados con la defensa de los intereses del Estado en controversias internacionales. A través de esta cuenta se cubrirán los costos asociados a gastos de personal, honorarios y gastos generales, que demande la atención adecuada y oportuna de los intereses del Estado en las diferentes instancias que se deban atender.

**ARTÍCULO 92o.** Con el fin de propiciar la preservación y conservación del orden público, así como la convivencia y la participación de las diferentes comunidades étnicas en los procesos de desarrollo regional y local, se destinarán al Ministerio del Interior hasta $27.250 millones, con cargo al portafolio del Fondo de Seguridad y Convivencia Ciudadana –FONSECON- a 31 de diciembre de 2017 y durante la vigencia de la presente ley, con el fin de atender oportunamente las obligaciones relacionadas con los procesos de Consulta Previa, el acompañamiento, orientación, capacitación y seguimiento en las entidades territoriales, en los procesos organizativos y de concertación de las Comunidades Negras, Afrocolombianas, raizales y palenqueras; de Indígenas, Minorías y Rom; Comisión Intersectorial de Alertas Tempranas CIAT (Sentencia T-025 de 2004); Gestión Territorial y Buen Gobierno Local; y la Implementación de la Ley 985 de 2005 sobre trata de personas.

**ARTÍCULO 93o.** El Ministerio de Minas y Energía reconocerá las obligaciones por consumo de energía hasta por el monto de las apropiaciones de la vigencia fiscal, financiadas con los recursos del Fondo de Energía Social FOES. Por tanto, los prestadores del servicio público de energía, no podrán constituir pasivos a cargo de la Nación que correspondan a la diferencia resultante entre el porcentaje señalado por el artículo 190 de la Ley 1753 de 2015 y lo efectivamente reconocido.

**ARTÍCULO 94o.** Para el otorgamiento de la garantía de la Nación a las operaciones de crédito de corto y de largo plazo que pretenda celebrar el Fondo Empresarial de la Superintendencia de Servicios Públicos Domiciliarios, del que trata el artículo 247 de la Ley 1450 de 2011, modificado por el artículo 227 de la Ley 1753 de 2015, no será necesario ningún otro trámite o requisito diferente a lo siguiente:

a) Concepto favorable del Consejo Nacional de Política Económica y Social, CONPES, respecto del otorgamiento de la garantía por parte de la Nación.
b) Concepto único de la Comisión Interparlamentaria de Crédito Público, respecto del otorgamiento de la garantía por parte de la Nación, si éstas se otorgan por plazo superior a un año; y
c) Autorización para celebrar el contrato de garantía impartida por el Ministerio de Hacienda y Crédito Público.

Lo dispuesto en este artículo aplicará únicamente cuando las operaciones garantizadas por la Nación, estén dirigidas al desarrollo del giro ordinario de las actividades propias del objeto del Fondo Empresarial de la Superintendencia de Servicios Públicos Domiciliarios. Para los demás casos, se deberán cumplir los requisitos ordinarios establecidos para el otorgamiento de la garantía de la Nación.

**ARTÍCULO 95o.** Con cargo a los recursos apropiados por la Administradora de los Recursos del Sistema General de Seguridad Social en Salud -ADRES, no se podrán hacer reconocimientos y pagos para los servicios y tecnologías no cubiertos en el Plan de Beneficios superiores a los valores y cantidades máximos definidos por el Ministerio de Salud y Protección Social, a partir de una metodología basada en los recobros de las dos vigencias anteriores.

**ARTÍCULO 96o.** Los excedentes de liquidez que resulten de la administración de los recursos del Sistema General de Seguridad Social en Salud, a través de la ADRES, podrán ser manejados por la Nación o por una entidad fiduciaria estatal o con participación mayoritaria de la Nación.

**ARTÍCULO 97o.** El ajuste al Sistema General de Participaciones -SGP- de 2018 a favor de la Nación por $54.183.572.248, que resulta de la diferencia de crecimiento real de la economía de 4,4% de 2014 certificado por el Departamento Administrativo Nacional de Estadística - DANE - en 2017, frente al reconocido con estimación preliminar de 4,6% y que generó recursos a favor de la atención integral de la primera infancia en la vigencia 2016, se efectuará en la vigencia 2019 o 2020, de acuerdo con lo establecido en la Ley 1176 de 2007.

**ARTÍCULO 98o.** La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público podrá disponer transitoriamente del portafolio conformado con los recursos de que trata el artículo 5° de la Ley 448 de 1998. Los términos de dicha operación serán definidos en coordinación con la entidad que se establece en el parágrafo 2° del artículo 35 de la Ley 1753 de 2015.

**ARTÍCULO 99o.** Pertenecen a la Nación los rendimientos financieros obtenidos por el Sistema de Cuenta Única Nacional, originados tanto con recursos de la Nación como los provenientes de recursos propios de las entidades, fondos y demás órganos que hagan parte de dicho Sistema, en concordancia con lo establecido por los artículos 16 y 101 del Estatuto Orgánico del Presupuesto. Se exceptúa de la anterior disposición, aquellos rendimientos originados con recursos de las entidades estatales del orden nacional que administren contribuciones parafiscales y de los órganos de previsión y seguridad social que administren prestaciones sociales de carácter económico, los rendimientos financieros originados en patrimonios autónomos que la ley haya autorizado, así como los provenientes de recursos de terceros que dichas entidades estatales mantengan en calidad de depósitos o administración.

**ARTÍCULO 100o.** El pago de los contratos y convenios necesarios para la asesoría y estructuración de operaciones de crédito público, asimiladas a estas y conexas a todas las anteriores, incluyendo la asesoría y estructuración de las operaciones del Tesoro Nacional y sus conexas, así como los costos asociados a la administración de títulos valores emitidos por la Nación, se podrán atender con cargo al servicio de la deuda pública.

**ARTÍCULO 101o.** Con cargo al portafolio de la Escuela Superior de Administración Pública - ESAP a 31 de diciembre de 2017, y durante la vigencia de la presente ley, se financiarán gastos de los programas que el Ministerio de Educación Nacional viene ejecutando a través del Instituto Colombiano de Crédito Educativo y Estudios Técnicos en el Exterior — ICETEX hasta por la suma de $400 mil millones.

Para dar cumplimiento a lo anterior, la Escuela Superior de Administración Pública - ESAP, situará estos recursos en el Tesoro Nacional, sin operación presupuestal, para lo cual hará los ajustes contables del caso. Si, con posterioridad al cumplimiento de lo aquí señalado se requieren recursos para cumplir las obligaciones a cargo de la ESAP que no cuenten con la liquidez necesaria, estas se atenderán con cargo a los recursos de la Nación en las siguientes vigencias fiscales, de ser necesario hasta por la cuantía señalada anteriormente.

**ARTÍCULO 102o.** Con el objeto de financiar programas sociales que deba atender el Gobierno nacional en la vigencia fiscal de 2018, ordénese la descapitalización de la Imprenta Nacional de Colombia en $100 mil millones, y del Fondo Nacional del Ahorro en $400 mil millones sin afectar las cesantías y los ahorros de los afiliados. Estos recursos deberán ser transferidos al Tesoro Nacional durante la vigencia de 2018. Estas empresas deberán hacer los ajustes contables a que haya lugar.

Si regulatoriamente las entidades llegaran a requerir mayor respaldo patrimonial, el Gobierno nacional podrá realizar aportes de capital hasta por los montos señalados anteriormente.

**ARTÍCULO 103o.** Con el fin de mantener la consistencia fiscal del Presupuesto General de la Nación para la vigencia fiscal 2018, y atender gastos prioritarios en sectores estratégicos, el Fondo Adaptación reprogramará los compromisos realizados con cargo a vigencias futuras, autorizadas por el Confis para la vigencia fiscal 2018. Con este propósito, se ajustará la programación de los diferentes proyectos para que sea consistente con el nuevo escenario fiscal, hasta por la suma de $300.000.000.000 del Fondo Adaptación.

Así mismo, con el propósito de atender proyectos prioritarios del Sector Transporte, principalmente el Programa de Modernización del Parque Automotor de Carga y la construcción, mejoramiento y mantenimiento de la red vial, el Ministerio de Transporte y sus entidades adscritas, podrán reprogramar vigencias futuras autorizadas en los diferentes proyectos de inversión para la vigencia fiscal 2018.

El Gobierno Nacional hará los ajustes necesarios mediante decreto, sin cambiar, en todo caso, el monto total de gasto de inversión para la vigencia fiscal 2018 del sector.

**ARTÍCULO 104o.** SUBSIDIOS DE ENERGÍA ELÉCTRICA Y GAS. Los estratos 1 y 2 tendrán derecho a los subsidios de energía y gas definidos en el artículo 3° de la Ley 1117 de 2006, modificado por el artículo 1° de la Ley 1428 de 2010 y prorrogado por el artículo 17 de la Ley 1753 de 2015, siempre y cuando el consumo total del usuario no exceda en un 50% el consumo básico o de subsistencia establecido por el Gobierno Nacional.

Estos subsidios se restablecerán cuando el usuario disminuya el consumo a los límites establecidos en el presente artículo.

**ARTÍCULO 105o.** Para garantizar el pago del personal docente y administrativo de las instituciones educativas públicas, las contribuciones inherentes a la nómina y sus prestaciones sociales, durante la presente vigencia fiscal el Gobierno nacional podrá utilizar de manera temporal los recursos del Sistema General de Participaciones con destino al FONPET hasta por la suma de $1.063.199.156.620 para ser destinados al Sistema General de Participaciones del sector Educación.

Estos recursos serán reintegrados a la cuenta del FONPET en las dos (2) vigencias fiscales subsiguientes.

**ARTÍCULO 106o.** SALDOS DE FONDOS ESPECIALES Y CUENTAS ADMINISTRADAS POR EL TESORO NACIONAL. Los recursos de los fondos y cuentas administrados por el Tesoro Nacional cuyo objeto de gasto o destinación específica se haya cumplido, harán parte de la unidad de caja de Tesoro Nacional.

**ARTÍCULO 107o.** La Dirección General de Crédito Público y Tesoro Nacional trasladará directamente, sin operación presupuestal, los recursos de la Cuenta Especial Fondes al Fondo Nacional para el Desarrollo de la Infraestructura (Fondes), administrado por la Financiera de Desarrollo Nacional (FDN). Para el caso de los títulos, dicho traslado se realizará por su valor contable, valorado a su tasa de adquisición. Los costos y gastos de administración del Fondes se atenderán con los rendimientos financieros generados por dicho fondo.

Los recursos que reciba el Fondes desde la Cuenta Especial Fondes, podrán ser invertidos conforme al régimen general autorizado para tal fondo. Adicionalmente, este podrá invertir en instrumentos emitidos por la FDN que computen en su capital regulatorio conforme al Decreto 2555 de 2010 o las normas que lo sustituyan, modifiquen o adicionen. Los títulos que sean recibidos por el Fondes en virtud del traslado desde la Cuenta Especial Fondes, podrán ser redimidos, pagados, recomprados o sustituidos por la FDN durante la vigencia de la presente ley, independiente del plazo transcurrido desde su emisión, siempre que los títulos o recursos sean invertidos, reemplazados, intercambiados o sustituidos por instrumentos emitidos por la misma FDN, que computen en su capital regulatorio, conforme al Decreto 2555 de 2010 o las normas, que lo sustituyan, modifiquen o adicionen.

**ARTÍCULO 108o.** La Nación podrá otorgar los avales o garantías a las operaciones de financiamiento que realicen las entidades en el marco de la cofinanciación de la que trata el inciso 2 del artículo 14 de la Ley 86 de 1989, modificada por el artículo 31 de la Ley 1753 de 2015. En estos eventos, las entidades estatales podrán utilizar para la constitución de las contragarantías a favor de la Nación, entre otras, los flujos correspondientes a las vigencias futuras aprobadas por la instancia correspondiente. El Gobierno nacional reglamentará lo dispuesto por este artículo.

**ARTÍCULO 109o.** Durante la vigencia de la presente ley, se podrán destinar a proyectos de ampliación de cobertura en zonas rurales y/o no interconectadas que se financien con los fondos FAER y FAZNI, y a pagos por menores tarifas del sector eléctrico, los recursos disponibles y sin comprometer del Programa de Normalización de Redes Eléctricas - PRONE.

**ARTÍCULO 110o.** El Ministerio de Minas y Energía podrá financiar proyectos consistentes en líneas de crédito con tasa compensada, o el otorgamiento de garantías que faciliten el acceso al crédito a la pequeña minería, dentro del programa de formalización minera.

**ARTÍCULO 111o.** El Ministerio de Minas y Energía, en desarrollo de la Política Minera Nacional, podrá apoyar a los pequeños mineros y comunidades mineras, mediante la adquisición y montaje de equipos especializados en minería que sean requeridos para el mejoramiento de la operación minera y producción más limpia. Así mismo, podrá estructurar e implementar proyectos productivos para la reconversión laboral de los pequeños mineros y/o mineros de subsistencia.

El Ministerio de Minas y Energía determinará los requisitos y demás acciones necesarias para el desarrollo del presente artículo, y lo financiará con cargo a las apropiaciones disponibles.

**ARTÍCULO 112o.** DEL FUNCIONAMIENTO Y DESARROLLO DEL FONDO PARA LA DEFENSA DE LOS DERECHOS E INTERESES COLECTIVOS. Con base en lo dispuesto en la Ley 472 de 1998, la Defensoría del Pueblo financiará el funcionamiento del Fondo con el producto de los rendimientos financieros del capital de dicho Fondo.

**ARTÍCULO 113o.** DE LA ADMINISTRACION Y FUNCIONAMIENTO DEL SISTEMA NACIONAL DE DEFENSORIA PUBLICA: Con base en la transferencia realizada para el desarrollo del Sistema Nacional de Defensoría Pública, serán imputables a la misma los gastos de funcionamiento que garanticen el debido desarrollo de los postulados previstos en el Ley 941 de 2005, ello con base en el principio de programación integral previsto en el artículo 17 del Estatuto Orgánico del Presupuesto.

**ARTÍCULO 114o.** Las entidades territoriales que no hayan ejecutado a 31 de diciembre de 2017 los recursos provenientes de la contribución parafiscal de los espectáculos públicos de las artes escénicas de que trata el artículo 7° de la Ley 1493 de 2011, girados por el Ministerio de Cultura a los municipios y distritos en las vigencias fiscales 2012, 2013 y 2014, deberán reintegrarlos a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público junto con los rendimientos financieros generados por los recursos no ejecutados, a más tardar el día 30 de junio de 2018.

**PARÁGRAFO.** Los recursos provenientes del reintegro señalado serán incorporados en el presupuesto del Ministerio de Cultura y guardarán la misma destinación señalada en los artículos 12 y 13 de la Ley 1493 de 2011, siendo este Ministerio el encargado de definir en qué proyectos y en cuáles municipios y distritos se ejecutarán.

**ARTÍCULO 115o.** Los recursos del Presupuesto General de la Nación asignados al Fondo Nacional de Vivienda – Fonvivienda-, independiente del rubro presupuestal donde se hayan apropiado originalmente, así como todos los recursos transferidos a los patrimonios autónomos en los cuales dicha entidad sea fideicomitente al igual que sus rendimientos financieros, podrán ser destinados a actividades relacionadas con el acompañamiento social en materia de seguridad, convivencia, cumplimiento de derechos y deberes de los beneficiarios y sostenibilidad económica de las familias, cuidado de las unidades privadas y las áreas comunes en los proyectos de vivienda de interés social y prioritaria que se ejecuten en el marco de los programas desarrollados por el Gobierno nacional. Fonvivienda mediante acto administrativo, determinará la cuantía de los recursos antes mencionados que pueden ser destinados a esos propósitos.

**ARTÍCULO 116o.** El Ministerio de Educación Nacional formulará e implementará un Plan de Financiación de las Instituciones de Educación Superior Públicas, donde se establezca las fuentes de financiamiento y las acciones que permitirán proyectar el sistema en el mediano y largo plazo, con metas acordes a las apuestas del país en educación superior.

**PARÁGRAFO.** El Ministerio de Educación Nacional deberá presentar dentro de los seis meses siguientes a la expedición de la presente ley el Plan de financiamiento de que trata el presente artículo.

**ARTÍCULO 117o.** La subvención de que trata el artículo 240 de la Ley 1753 de 2015, tendrá una vigencia del 1° de enero al 31 de diciembre de 2018 sujeto a la disponibilidad presupuestal del Ministerio de Defensa Nacional.

**ARTÍCULO 118o.** Cuando existan rendimientos financieros generados por el Fondo de Devolución de Armas, dichos recursos serán incorporados en la Sección Presupuestal 1501 Ministerio de Defensa Nacional como fuente de ingreso Fondos Especiales (Fondos Internos), los cuales serán utilizados de acuerdo a lo establecido en el Estatuto Orgánico del Presupuesto.

**ARTÍCULO 119o.** Devolución de aportes pertenecientes al Sistema General de Pensiones. Las Entidades Administradoras del Régimen de Prima Media con Prestación Definida podrán solicitar en cualquier tiempo la devolución de los recursos que hubiesen transferido a las Empresas Promotoras de Salud y/o al Ministerio de Salud y Protección Social, por concepto de aportes de personas fallecidas o que se determine administrativamente o judicialmente que no era procedente el giro de estos aportes.

En el caso que los recursos ya hayan sido compensados ante Fondo de Solidaridad y Garantía (FOSYGA) o a quien haga sus veces, para el pago de estas acreencias se efectuarán cruces de cuentas sin operación presupuestal, con base en las transferencias del Presupuesto General de la Nación que se hayan entregado a los fondos de Invalidez, Vejez y Muerte (IVM), para lo cual se harán las operaciones contables que se requieran.

**ARTÍCULO 120o.** En las empresas de servicio públicos mixtas y sus subordinadas, en las cuales la participación de la Nación directamente o a través de sus entidades descentralizadas sea igual o superior al noventa por ciento y que desarrollen sus actividades bajo condiciones de competencia, la aprobación y modificación de su presupuesto, de las viabilidades presupuestales y de las vigencias futuras corresponderá a las juntas directivas de las respectivas empresas, sin requerirse concepto previo de ningún otro órgano o entidad gubernamental.

**ARTÍCULO 121o.** A efectos de velar por una eficiente administración de los recursos del Fondo Nacional de Prestaciones Sociales del Magisterio, de forma que se asuman oportunamente los pagos de las prestaciones sociales de los afiliados, el Fideicomitente podrá acceder a la información respecto de los bienes dados en administración, sin perjuicio de que exista reserva legal.

**ARTÍCULO 122o.** Los gastos en que incurra el Ministerio de Educación Nacional para la realización de las actividades de control, seguimiento y cobro de valores adeudados, para adelantar el proceso de verificación y recaudo de la contribución parafiscal prevista en la Ley 1697 de 2013, se realizarán con cargo a los recursos depositados en el Fondo Nacional de Universidades Estatales de Colombia, para lo cual se harán los correspondientes registros presupuestales.

**ARTÍCULO 123o.** Los bienes inmuebles fiscales de propiedad de entidades públicas del orden nacional podrán utilizarse como medio de pago, garantía o fuente de financiación para adelantar la formulación, estructuración y ejecución de proyectos inmobiliarios que tengan como propósito o consecuencia resolver necesidades en materia de infraestructura para sedes administrativas, o misionales de entidades públicas, incluyendo instalaciones militares y carcelarias, así como de defensa y seguridad del Estado, y en consecuencia se entenderá que los respectivos inmuebles se requieren para el ejercicio de sus funciones.

En los proyectos inmobiliarios que se adelanten para resolver necesidades del sector defensa, y se desarrollen a través de otros organismos del Presupuesto General de la Nación, que involucren o no mecanismos como la fiducia mercantil, podrán diseñarse procesos de selección de contratistas entre aspirantes a contratar que cuenten con el respaldo de países con los cuales el Ministerio de Defensa Nacional hubiere firmado acuerdos o convenios. Los contratos que se celebren con el alcance descrito en este inciso son de defensa y seguridad del Estado para todos los efectos y en especial para lo dispuesto en el artículo 33 de la Ley 996 de 2005, o la norma que lo modifique, adicione o sustituya.

Si los proyectos a que se refiere este artículo son encargados para su ejecución a un particular, la remuneración, total o parcial podrá hacerse con los aportes, en dinero o en especie, según el mecanismo jurídico diseñado para tal fin. Lo dispuesto en esta norma se hará siguiendo lo establecido en las leyes y demás normas que regulen la materia.

**ARTÍCULO 124o.** ENDEUDAMIENTO ICETEX. De ser necesario y con el ánimo de garantizar el pago oportuno de las matrículas de los estudiantes que accedan a crédito educativo a través del ICETEX, la entidad en el año 2018 podrá recurrir temporalmente a créditos hasta por un monto equivalente a doscientos noventa mil millones de pesos ($290.000.000.000 M/te). Estos recursos, incluidos los costos asociados, serán devueltos por la Nación al ICETEX, durante el año 2019, bajo los términos y condiciones acordados entre el Ministerio de Hacienda y Crédito Público y el ICETEX.

**ARTÍCULO 125o.** Del saldo disponible del Fondo de Investigación para la Salud – FIS, a que se refiere la Ley 643 de 2001, administrado por el Departamento Administrativo de Ciencia, Tecnología e Innovación - Colciencias y que pertenece a la Nación, se destinará la suma de $10 mil millones para financiar el programa de Becas Crédito establecido en el primer parágrafo del artículo 193 de la Ley 100 de 1993 y $50 mil millones para financiar diferentes proyectos de inversión que ejecuta Colciencias.

**ARTÍCULO 126o.** Para la vigencia de 2018, los saldos disponibles en fondos en administración en el ICETEX aportados por el Ministerio de Educación Nacional al cierre de la vigencia 2017, se destinarán a financiar los créditos educativos adjudicados.

**ARTÍCULO 127o.** El Banco de la República podrá descontar de las utilidades a transferir a la Nación, correspondientes al ejercicio contable del año 2017, las sumas adeudadas por los órganos de control reconocidas en sentencias debidamente ejecutoriadas.

**ARTÍCULO 128o.** Los compromisos a 31 de diciembre de 2017 del Fondo Nacional de Regalías, entidad liquidada, serán girados con recursos de la Nación de la vigencia fiscal de 2018 con cargo a las apropiaciones de gastos de inversión del Departamento Nacional de Planeación, conforme a los actos administrativos de cierre expedidos por la Liquidación del FNR o los reconocidos en sentencias judiciales.

**ARTÍCULO 129o.** Los órganos que hacen parte de Presupuesto General de la Nación y las demás entidades estatales deberán cubrir con cargo a sus respectivos presupuestos, los gastos de los traslados terrestres, aéreos, marítimos y fluviales que requieran para su funcionamiento, atención de emergencias no misionales, gestiones de coordinación y todas aquellas actividades que requieran para el desarrollo de sus funciones. En caso de requerir apoyo de la Fuerza Pública y/o entidades de Sector Defensa deberán suscribir convenios o contratos interadministrativos con sujeción a las normas vigentes.

Lo anterior sin prejuicio de las funciones que le corresponde ejercer a las Fuerzas Militares y policía nacional en materia de transporte de defensa y seguridad.

**ARTÍCULO 130o.** La estructuración y ejecución de los proyectos inmobiliarios que lleve a cabo o vaya a adelantar la Agencia Nacional Inmobiliaria "Virgilio Barco Vargas", en ejercicio de sus funciones se podrá realizar sin requerir desembolso de recursos públicos y de acuerdo con la normativa aplicable al mecanismo fiduciario utilizado por la Agencia, como si se tratara de una asociación público privada de iniciativa privada.

Los recursos que se generen en los proyectos inmobiliarios que se desarrollan mediante contratos de fiducia mercantil, provenientes del intercambio u operación predial que realice la Agencia Nacional Inmobiliaria "Virgilio Barco Vargas", así como del ejercicio de su actividad, harán parte de los proyectos que se adelanten por este mecanismo y se ejecutarán a través de los respectivos patrimonios autónomos, sin operación presupuestal alguna por parte de la Agencia.

**ARTÍCULO 131o.** Modifíquese el artículo 17 de la Ley 1797 de 2016 el cual quedara así:
Las Empresas Sociales del Estado elaborarán sus presupuestos anuales con base en el reconocimiento realizado en el año inmediatamente anterior al que se elabora el presupuesto actualizado de acuerdo con la inflación de ese año. Lo anterior, sin perjuicio, de los ajustes que procedan al presupuesto de acuerdo con el recaudo real evidenciado en la vigencia que se ejecuta el presupuesto y reconocimiento del deudor de la cartera, siempre que haya fecha cierta de pago y/o el título que acredite algún derecho sobre recursos del Sistema General de Seguridad Social en Salud. Las instrucciones para lo anterior serán definidas por el Ministerio de Hacienda y Crédito Público, en coordinación con el Ministerio de Salud y Protección Social.

**ARTÍCULO 132o.** La Nación asignará un monto de recursos destinados a cubrir el valor correspondiente a un porcentaje del cincuenta por cuenta (50%) del costo de la energía eléctrica y de gas que consuman los distritos de riego que utilicen equipos electromecánicos para su operación debidamente comprobado por las empresas prestadoras del servicio respectivo, de los usuarios de los distritos de riego administrados por el Estado o por las asociaciones de usuarios debidamente reconocidos por el Ministerio de Agricultura y Desarrollo Rural.

**PARÁGRAFO 1o.** Para el caso de los usuarios de riego cuya facturación sea individual, este beneficio se otorgará solo para aquellos que no posean más de cincuenta (50) hectáreas.

**PARÁGRAFO 2o.** Para efectos de la clasificación de los usuarios del servicio de energía eléctrica y de gas, según la Ley 142 de 1994, la utilización de estos servicios para el riego dirigido a la producción agropecuaria se clasificará dentro de la clase especial, la cual no pagará contribución. Además, con el objeto de comercializar la energía eléctrica y el gas, los usuarios de los distritos de riego, se clasificarán como usuarios no regulados.

**ARTÍCULO 133o.** El Fondo Nacional del Vivienda – Fonvivienda podrá asignar subsidios familiares de vivienda en el a modalidad de mejoramiento de vivienda por un valor de hasta veintidós (22) salarios mínimos legales mensuales vigentes, teniendo en cuenta los costos de los materiales de construcción y el transporte de los mismos, en los departamentos de Amazonas,

Guainía, San Andres, Providencia y Santa Catalina, Putumayo, Choco, Vaupés y Vichada, de acuerdo con la reglamentación expedida por el Gobierno nacional, a través del Ministerio de Vivienda, Ciudad y Territorio. Con cargo a los recursos de inversión asignados al Fondo Nacional De Vivienda – Fonvivienda, se atenderá la asignación de los subsidios familiares de vivienda del presente artículo.

**ARTÍCULO 134o.** El Ministerio de Minas y Energía destinará $10 mil millones para promover y cofinanciar proyectos dirigidos a la prestación del servicio público de gas combustible a través del desarrollo de infraestructura del Gas Licuado de Petróleo – GLP por red a nivel nacional y masificar su uso en el sector rural y en los estratos bajos urbanos, con cargo a los recursos dispuestos en la presente vigencia para el proyecto 2101-1900-5 "Distribución de Recursos para Pagos por Menores Tarifas Sector GLP Distribuidos en Cilindros y Tanques Estacionarios a Nivel Nacional". El Ministerio de Minas y Energía reglamentará las condiciones para la destinación de estos recursos.

**ARTÍCULO 135o.** Autorizase a la nación – Ministerio de Hacienda y Crédito Público y/o al Fondo Nacional para el Desarrollo de la Infraestructura (Fondes), a capitalizar a la Financiera de Desarrollo Nacional (FDN), hasta por el monto que sea necesario para, como mínimo, mantener la participación accionaria pública actual en dicha entidad.

En caso de que la capitalización sea adelantada por la nación – Ministerio de Hacienda y Crédito Público, los recursos podrán provenir de la Cuenta Especial Fondes creada por el artículo 144 de la Ley 1753 de 2015 y no requerirá de operación presupuestal alguna.

**ARTÍCULO 136o.** Para el otorgamiento de la garantía de la nación a las operaciones de crédito de corto y de largo plazo que pretenda celebrar el Fondo Empresarial de la Superintendencia de Servicios Públicos Domiciliarios, del que trata el artículo 247 de la Ley 1450 de 2011, modificado por el artículo 227 de la Ley 1753 de 2015, no será necesario ningún otro trámite o requisito diferente a lo siguiente:

Concepto favorable del Consejo Nacional de Política Económica y Social (Conpes), respecto del otorgamiento de la garantía por parte de la nación.

Concepto único de la Comisión Interparlamentaria de Crédito Público, respecto del otorgamiento de la garantía por parte de la nación, si estas se otorgan por plazo superior a un año; y Autorización para celebrar el contrato de garantía impartida por el Ministerio de Hacienda y Crédito Público.

Lo dispuesto en este artículo aplicará únicamente cuando las operaciones garantizadas por la nación, estén dirigidas al desarrollo del giro ordinario de las actividades propias del objeto del Fondo Empresarial de la Superintendencia de Servicios Públicos Domiciliarios. Para los demás casos, se deberán cumplir los requisitos ordinarios establecidos para el otorgamiento de la garantía de la nación.

**ARTÍCULO 137o.** Autoricese a la Nación - Ministerio de Hacienda y Crédito Público para emitir Títulos de Tesorería, TES Clase "B", hasta por la suma de QUINIENTOS MIL MILLONES DE PESOS $500.000.000.000 con el fin de atender el pago de acreencias de la liquidada Caja Nacional de Previsión Social de Comunicaciones - CAPRECOM, con las entidades del Sistema General de Seguridad Social en Salud en los términos que defina el Gobierno Nacional.

**PARÁGRAFO.** La emisión de Bonos o títulos de que trata el presente artículo no implica operación presupuestal y sólo debe presupuestarse para efectos de su redención.

**ARTÍCULO 138o.** La Nación podrá emitir bonos en condiciones de mercado u otros títulos de deuda pública para pagar las obligaciones financieras a su cargo causadas o acumuladas, para sanear los pasivos correspondientes a las cesantías de las universidades estatales, a que se refiere el artículo 88 de la Ley 30 de 1992, del personal administrativo y docente no acogidos al nuevo régimen salarial.

Igualmente, podrá emitir bonos pensionales de que trata la Ley 100 de 1993, en particular para las universidades estatales.

La Nación podrá reconocer como deuda pública las obligaciones a cargo de la Agencia Nacional de Infraestructura y del Instituto Nacional de Vías, surgidas de los contratos de concesión por concepto de garantías de ingresos mínimos garantizados, sentencias, conciliaciones, hasta por trescientos mil millones de pesos ($300.000.000.000); en estos casos serán reconocidas mediante la emisión de bonos u otros títulos de deuda pública en condiciones de mercado, para lo cual deberá surtirse el procedimiento previsto en el artículo 29 de la Ley 344 de 1996 y sus normas reglamentarias, en lo pertinente.

La responsabilidad por el pago de las obligaciones a que hace referencia el inciso anterior es de la Agencia Nacional de Infraestructura y del Instituto Nacional de Vías, según corresponda.

**PARÁGRAFO.** La emisión de los bonos o titulos de que trata el presente artículo no implica operación presupuestal y solo debe presupuestarse para efectos de su redención. El mismo procedimiento se aplicará a los bonos que se expidan en cumplimiento del artículo 29 de la Ley 344 de 1996. Las entidades del Presupuesto General de la Nación que utilicen este mecanismo solo procederán con los registros contables que sean del caso para extinguir dichas obligaciones en virtud de los acuerdos de pago que suscriban con el Ministerio de Hacienda y Crédito Público.

**ARTÍCULO 139o.** Con el objeto de implementar el modelo de Servicios Ciudadanos Digitales las entidades públicas del orden nacional podrán hacer aportes al articulador definido por el Ministerio de las Tecnologías de la Información y las Comunicaciones en el marco del decreto 1413 de 2017.

**ARTÍCULO 140o.** El Gobierno Nacional en atención a la emergencia social que se viene presentando en la frontera con Venezuela, diseñará una política integral de atención humanitaria y asignará los recursos en la vigencia fiscal a través de la Unidad Nacional para la Gestión del Riesgo de Desastres.

**ARTICULO 141o.** Con el objeto de garantizar la ejecución de los proyectos de inversión financiados con asignaciones del Fondo Nacional de Regalias – en liquidación - vinculados a acciones judiciales para el saneamiento de cuencas hidrográficas, y dar cumplimiento a las respectivas sentencias, el Departamento Nacional de Planeación, girará directamente a las entidades ejecutoras responsables, los saldos pendientes de giro para cada proyecto, de acuerdo con las condiciones fiscales y las disponibilidad presupuestal de la Nación.

**PARÁGRAFO.** En aquellos eventos en que la entidad ejecutora tenga impuesta medida de suspensión preventiva de giros, los recursos serán dispuestos a órdenes de la autoridad judicial correspondiente y girados al ejecutor una vez así lo autorice e informe a la autoridad judicial, previa certificación por el ejecutor de la normalización de las condiciones para la ejecución de los proyectos, igualmente conforme a la disponibilidad presupuestal.

**ARTÍCULO 142o.** Efectúese la siguiente modificación al artículo 2 del proyecto de ley, en la sección 2701 RAMA JUDICIAL:

| Código Programa | Dice | Debe decir |
| --- | --- | --- |
| 2701 | Gestión Optima de la Rama | Mejoramiento de las competencias de la administración de justicia. |

**ARTÍCULO 143o.** Efectúense las siguientes modificaciones al artículo 2 del proyecto de ley, así:

**Contracréditos aporte nacional**
SECCION: 1301
MINISTERIO DE HACIENDA Y CREDITO PÚBLICO
A. PRESUPUESTO DE FUNCIONAMIENTO $20,000,000,000

SECCION: 1401
SERVICIO DE LA DEUDA PÚBLICA NACIONAL
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA $100,000,000,000

SECCION: 3601
MINISTERIO DEL TRABAJO
A. PRESUPUESTO DE FUNCIONAMIENTO $5,000,000,000

**Créditos aporte nacional**
SECCION: 0211
UNIDAD NACIONAL PARA LA GESTIÓN DEL RIESGO DE DESASTRES

A. PRESUPUESTO DE FUNCIONAMIENTO $20,000,000,000
Destinados a la mitigación del riesgo en zonas afectadas por desastres ocurridos durante la vigencia 2017.

SECCION: 2201
MINISTERIO DE EDUCACION NACIONAL
C. PRESUPUESTO DE INVERSION

2202 CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR
0700 INTERSUBSECTORIAL EDUCACIÓN $100,000,000,000

Destinados al fortalecimiento de la educación Superior – Universidades Públicas

SECCION: 3613
UNIDAD ADMINISTRATIVA ESPECIAL DEL SERVICIO PÚBLICO DE EMPLEO
C. PRESUPUESTO DE INVERSION

3602 GENERACION Y FORMALIZACION DEL EMPLEO
1300 INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL $5,000,000,000

Destinados al fortalecimiento del servicio público de empleo nacional

**ARTÍCULO 144o.** La presente ley rige a partir de la fecha de su publicación y surte efectos fiscales a partir del 1° de enero de 2018.

EL PRESIDENTE DEL HONORABLE SENADO DE LA REPUBLICA



EFRAÍN JOSE CEPEDA SARABIA

EL SECRETARIO GENERAL DEL HONORABLE SENADO DE LA REPUBLICA



GREGORIO ELJACH PACHECO

EL PRESIDENTE DE LA HONORABLE CAMARA DE REPRESENTANTES



RODRIGO LARA RESTREPO

EL SECRETARIO GENERAL DE LA HONORABLE CAMARA DE REPRESENTANTES



JORGE HUMBERTO MANTILLA SERRANO

LEY No.**1873**

POR LA CUAL SE DECRETA EL PRESUPUESTO DE RENTAS Y
RECURSOS DE CAPITAL Y LEY DE APROPIACIONES PARA LA
VIGENCIA FISCAL DEL 1o. DE ENERO AL 31 DE DICIEMBRE DE 2018

REPUBLICA DE COLOMBIA – GOBIERNO NACIONAL
PUBLÍQUESE Y CÚMPLASE

Dada en Bogotá D.C., a los          **2 0 DIC 2017**

El MINISTRO DE HACIENDA Y CRÉDITO PÚBLICO,



MAURICIO CÁRDENAS SANTAMARIA